[Logo]                                       [Logo]

                 MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

     The Boards of Directors of Jefferson Smurfit Corporation and Stone Container Corporation have approved a merger agreement and are seeking your vote on this important transaction. The combined company would be named Smurfit-Stone Container Corporation, and would be a leading manufacturer of paperboard and paper-based packaging products.

     If the merger is completed, Stone stockholders will receive 0.99 of a share of Jefferson Smurfit common stock for each share of Stone common stock that they own. Jefferson Smurfit stockholders will continue to own their existing shares after the merger. The shares of Jefferson Smurfit common stock to be issued to Stone common stockholders will represent approximately 48% of the outstanding common stock of Jefferson Smurfit after the merger, and the shares of Jefferson Smurfit common stock held by Jefferson Smurfit stockholders prior to the merger will represent approximately 52% of the outstanding common stock of Jefferson Smurfit after the merger.

     The merger cannot be completed unless Stone stockholders approve and adopt the merger agreement and the merger and approve the amendments to the Stone restated certificate of incorporation as contemplated by the merger agreement and Jefferson Smurfit stockholders approve the issuance of shares of Jefferson Smurfit common stock in the merger and the amendments to the Jefferson Smurfit certificate of incorporation as contemplated by the merger agreement. We have scheduled special meetings for our stockholders to vote on these proposals. YOUR VOTE IS VERY IMPORTANT.

     At the special meetings, Jefferson Smurfit and Stone stockholders will also be asked to approve the adoption of a long-term incentive plan for the combined company. Approval of the Jefferson Smurfit and Stone proposals relating to the merger discussed above are not conditioned on approval of the incentive plan proposals, but approval of the incentive plan proposals is conditioned on approval of the merger related proposals.

     Whether or not you plan to attend a meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the proposals submitted at your meeting. If you fail to return the card, the effect will be a vote against the merger related proposal submitted at your meeting, unless you attend your meeting and vote in favor of the proposal. Your failure to return the card, however, will have no effect on the outcome of the vote on the incentive plan proposal submitted at your meeting, assuming a quorum is present.

     The dates, times and places of the meetings are as follows:

     For JEFFERSON SMURFIT stockholders:

          November 17, 1998
          10:30 a.m.
          Renaissance Hotel
          9801 Natural Bridge Road
          St. Louis, Missouri 63134

     For STONE stockholders:

          November 17, 1998
          10:30 a.m.
          The Mid-America Club
          200 East Randolph Drive
          Chicago, Illinois 60601

     This Joint Proxy Statement/Prospectus provides you with detailed information about the proposed merger. In addition, you may obtain information about our companies from documents that we have filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.


/s/ Michael W. J. Smurfit                   /s/ Roger W. Stone
-----------------------------               ----------------------------------
Michael W. J. Smurfit                       Roger W. Stone
Chairman of the Board                       Chairman of the Board, President
Jefferson Smurfit Corporation                  and Chief Executive Officer
                                               Stone Container Corporation

Neither the SEC nor any state securities regulators have approved the Jefferson Smurfit common stock to be issued under this Joint Proxy Statement/Prospectus or determined if this Joint Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

 Joint Proxy Statement/Prospectus dated October 8, 1998, and first mailed to stockholders on October 9, 1998.



                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----

QUESTIONS AND ANSWERS ABOUT THE MERGER.........     1
WHO CAN HELP ANSWER YOUR QUESTIONS.............     3
SUMMARY........................................     6
The Companies..................................     6
Our Reasons for the Merger.....................     6
Our Recommendations to Stockholders............     7
The Merger.....................................     8
RISK FACTORS...................................    14
THE MERGER.....................................    21
General........................................    21
Background of the Merger.......................    21
Reasons for the Merger; Recommendations of the
  Boards of Directors..........................    24
Accounting Treatment...........................    28
Material Federal Income Tax Consequences.......    28
Regulatory Matters.............................    29
Certain Litigation.............................    30
No Appraisal Rights............................    31
Federal Securities Laws Consequences; Stock
  Transfer Restriction Agreements..............    31
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND
  INFORMATION..................................    32
SELECTED FINANCIAL INFORMATION.................    33
Jefferson Smurfit Corporation..................    33
Stone Container Corporation....................    34
HISTORICAL AND PRO FORMA PER SHARE DATA........    35
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
  FINANCIAL DATA...............................    36
ROLE OF FINANCIAL ADVISORS.....................    42
Opinion of Financial Advisor to JSC............    42
Opinion of Financial Advisor to Stone..........    47
VOTING COMMITMENTS FROM CERTAIN STOCKHOLDERS...    54
INTERESTS OF CERTAIN PERSONS IN THE MERGER.....    55
Interests of Stone Officers and Directors......    55
Interests of JSC Officers and Directors........    56
Interests of Certain JSC Stockholders..........    58
DIRECTORS AND MANAGEMENT OF SSCC AFTER THE
  MERGER.......................................    61
Directors......................................    61
Senior Executives..............................    62
CERTAIN PROVISIONS OF THE MERGER AGREEMENT.....    62
General........................................    62
Consideration to be Received in the Merger.....    62
Exchange of Shares.............................    63
SSCC Following the Merger......................    63
Certain Representations and Warranties.........    63
Certain Covenants..............................    64
Conditions to the Consummation of the Merger...    68
Termination....................................    69
Termination Fees Payable by JSC................    71
Termination Fees Payable by Stone..............    71
Expenses.......................................    71
STOCK PURCHASE AGREEMENT.......................    72
STANDSTILL AGREEMENT...........................    73
AMENDMENTS TO THE STONE CERTIFICATE OF
  INCORPORATION................................    75
SSCC INCENTIVE PLAN PROPOSAL...................    76
Shares Authorized Under the Incentive Plan.....    76
Material Features of the Incentive Plan........    76
Eligible Participants..........................    77
Amendments to the Incentive Plan...............    77
Discussion of Certain Federal Income Tax
  Consequences.................................    77
THE MEETINGS...................................    78
Times and Places; Purposes.....................    78
Voting Rights; Votes Required for Approval.....    78
Voting of Proxies..............................    79
COMPARISON OF STOCKHOLDER RIGHTS...............    82
General........................................    82
Comparison of Rights of JSC Stockholders
  Currently and Following the Merger...........    82
Comparison of Rights of Stone Stockholders
  Currently and Following the Merger...........    90
DESCRIPTION OF SSCC CAPITAL STOCK FOLLOWING THE
  MERGER.......................................    93
ADDITIONAL INFORMATION REGARDING STONE.........    95
LEGAL MATTERS..................................   114
EXPERTS........................................   114
FUTURE STOCKHOLDER PROPOSALS...................   115
WHERE YOU CAN FIND MORE INFORMATION............   115
LIST OF DEFINED TERMS..........................   117
STONE CONSOLIDATED FINANCIAL STATEMENTS........   F-1


                        TABLE OF CONTENTS--(CONTINUED)

                LIST OF ANNEXES

Annex A     Agreement and Plan of Merger
Annex B     Restated Certificate of Incorporation (JSC)
Annex C     Amended and Restated Bylaws (JSC)
Annex D-1   Amendments to Stone Restated Certificate of Incorporation
Annex D-2   Amendments to Stone Restated Certificate of Incorporation
Annex E     Opinion of Merrill Lynch & Co.
Annex F     Opinion of Salomon Smith Barney Inc.
Annex G     Stock Purchase Agreement
Annex H     Standstill Agreement
Annex I     SSCC 1998 Long Term Incentive Plan


                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: Why are the two companies proposing the merger? How will I benefit? What are the risks?

A: The combination of our two companies, Jefferson Smurfit Corporation ("JSC") and Stone Container Corporation ("Stone"), will create a premier paperboard and paper-based packaging company. The combined entity will be a focused, integrated producer of corrugated containers, folding cartons, industrial bags, containerboard and recycled paperboard. This increased focus on our core businesses is intended to serve as a catalyst for the divestiture of our non-core businesses and assets, which divestitures in turn would help the combined company reduce its debt. To review in greater detail the reasons for the merger, see pages 24-28.

You should note, however, that achieving these objectives is subject to certain risks as discussed in the section "Risk Factors" on pages 14-19. These risks include, among others, possible difficulties in integrating two companies that have previously operated independently and in achieving anticipated synergies from the merger, uncertainty regarding the ability of the combined company to refinance its debt on acceptable terms, the highly leveraged capital structure and substantial debt service obligations of the combined company after the merger and uncertainty regarding the ability to divest and obtain anticipated proceeds from the divestiture of certain non-core assets.

Q: What is "Smurfit-Stone Container Corporation"?

A: Smurfit-Stone Container Corporation ("SSCC") is the name that JSC and Stone have agreed to use for the combined company after the merger. SSCC common stock will be quoted on The Nasdaq National Market under the symbol "SSCC".

Q: What do I need to do now?

A: Just indicate on your proxy card how you want to vote, sign it and mail it in the enclosed return envelope as soon as possible, so that your shares may be represented at your stockholders' meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals submitted at your stockholders' meeting.

The JSC meeting and the Stone meeting will each take place on November 17, 1998. You may attend your stockholders' meeting and vote your shares in person, rather than signing and mailing your proxy card. In addition, you may take back your proxy up to and including the day of your stockholders' meeting by following the directions on page 83 and either change your vote or attend your stockholders' meeting and vote in person.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares, following the directions provided by your broker. Your broker will not be able to vote your shares without instructions from you.

Q: Should I send in my stock certificates now?

A: No. After the merger is completed, we will send Stone common stockholders written instructions for exchanging their stock certificates. JSC common stockholders will retain their stock certificates.

Q: What will Stone common stockholders receive for their shares?

A: Stone common stockholders will receive 0.99 of a share of JSC common stock for each of their shares of Stone common stock. This exchange ratio will not change even if the market price of JSC or Stone common shares increases or decreases between now and the date the merger is completed. Accordingly, Stone common stockholders will not be able to determine the value of the shares of JSC common stock they would receive in the merger at the time they vote on the merger proposal submitted to them at their meeting.

JSC will not issue any fractional shares in the merger. Instead, Stone stockholders will receive cash for any fractional shares of JSC common stock owed to them in an amount based on the market value of JSC common stock on the last full trading day prior to the date on which the merger occurs.

Q: Will JSC stockholders receive any shares as a result of the merger?

A: No. JSC stockholders will continue to hold the JSC shares they own at the time of the merger. After the merger, these shares will represent an ownership interest in the combined businesses of JSC and Stone.

Q: Will I receive any dividends?

A: Neither JSC nor Stone currently pays dividends. We do not expect that SSCC will pay common stock dividends in the foreseeable future.

Q: When do you expect the merger to be completed?

A: We are working to complete the merger as soon as possible. We hope to complete the merger shortly after the special meetings, assuming the required stockholder approvals are obtained at such meetings.

Q: What are the tax consequences to Stone and JSC stockholders of the merger?

A: The exchange of shares by Stone common stockholders will be tax-free to Stone common stockholders for federal income tax purposes, except for taxes on cash received for fractional shares. The merger will have no tax consequences for JSC stockholders. To review the material federal income tax consequences to Stone common stockholders in greater detail, see page 28.


                       WHO CAN HELP ANSWER YOUR QUESTIONS
        If you have more questions about the merger you should contact:

                   JEFFERSON SMURFIT CORPORATION STOCKHOLDERS
                         Jefferson Smurfit Corporation
                            Jefferson Smurfit Centre
                              8182 Maryland Avenue
                           St. Louis, Missouri 63105
                    Attention: Office of Investor Relations
                          Phone Number: (314) 746-1223

                    STONE CONTAINER CORPORATION STOCKHOLDERS
                          Stone Container Corporation
                           150 North Michigan Avenue
                            Chicago, Illinois 60601
                    Attention: Office of Investor Relations
                          Phone Number: (312) 580-4663

 If you would like additional copies of this Joint Proxy Statement/Prospectus, or if you have questions about the merger, you should contact:

                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                          Phone Number: 1-800-290-6431
                            web site: www.dfking.com


     The following diagrams illustrate the proposed transaction in general terms and are not comprehensive. For a more complete description of the proposed transaction, see "The Merger" on page 20 and "Certain Provisions of the Merger Agreement" on page 65.



                                   PRE-MERGER


                                   [Graphic]




                                   [Graphic]



                                    SUMMARY

               This summary highlights selected information from this Joint Proxy Statement/Prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document, including the Annexes, and the documents we have referred you to. See "Where You Can Find More Information."


                                 THE COMPANIES

JEFFERSON SMURFIT CORPORATION
Jefferson Smurfit Centre
8182 Maryland Avenue
St. Louis, Missouri 63105
(314) 746-1223

     JSC is a focused, integrated producer of paperboard, paper and packaging products made from recycled paper and renewable forest products, serving leading U.S. companies. JSC's paperboard/packaging products segment, which is responsible for more than 90% of JSC's net sales, is comprised of: (1) containerboard and corrugated shipping containers, (2) recycled boxboard, solid bleached sulfate and folding cartons, (3) uncoated recycled boxboard and industrial packaging, (4) consumer packaging and (5) fiber resources and timber products. JSC is a leading manufacturer in each of these areas. Headquartered in St. Louis, Missouri, JSC operates more than 150 mills and converting facilities in the U.S. and employs nearly 16,000 people.

STONE CONTAINER CORPORATION
150 North Michigan Avenue
Chicago, Illinois 60601
(312) 346-6600

     Stone is a major international pulp and paper company engaged principally in the production and sale of paper, packaging products and market pulp.
Stone believes it is the world's largest producer of unbleached container board and kraft paper and the world's largest converter of those products into corrugated containers and paper bags and sacks. Headquartered in Chicago, Illinois, Stone has more than 200 manufacturing facilities and sales offices in North America, Europe, Asia and Central and South America and employs more than 24,000 people.

                           OUR REASONS FOR THE MERGER

     We believe the merger will:

     o create one of the world's premier manufacturers of paperboard and paper-based packaging products, with annual sales, based on 1997 results, exceeding $8 billion;

     o create a company with an improved cost structure and reduced earnings volatility, with an enhanced ability to perform strongly throughout the industry cycle;

     o focus our product strategy by increasing our strength in our core businesses of paperboard and paper-based packaging and serving as a catalyst for the divestiture of our non-core businesses and assets;

     o enable us to reduce debt through asset divestitures and enhanced cash flow generation;

     o create opportunities for significant operational and financial cost savings through the integration of our operations; and

     o enable us to provide our customers with better service and a broader range of products.

     You should note, however, that achieving these objectives is subject to certain risks as discussed in the section "Risk Factors" on pages 13-20. These risks include, among others, possible difficulties in integrating two companies that have previously operated independently and in achieving anticipated synergies from the merger, uncertainty regarding the ability of the combined company to refinance its debt on acceptable terms, the highly leveraged capital structure and substantial debt service obligations of the combined company after the merger and uncertainty regarding the ability to divest and obtain anticipated proceeds from the divestiture of certain non-core assets.


                      OUR RECOMMENDATIONS TO STOCKHOLDERS

TO THE JSC STOCKHOLDERS:

     The JSC Board believes that the merger is in your best interest and unanimously recommends that you vote FOR the proposal to:

     o approve the issuance of shares of JSC common stock pursuant to the merger agreement and the amendment of the JSC certificate of incorporation as contemplated by the merger agreement (the proposed amendments are summarized beginning on page 84 and included in the form of Restated Certificate of Incorporation of JSC attached as Annex B); and

     FOR the proposal to:

     o approve the SSCC 1998 Long Term Incentive Plan (certain terms of the plan are summarized beginning on page 79 and the Plan is attached as Annex I).

TO THE STONE STOCKHOLDERS:

     The Stone Board believes that the merger is in your best interest and unanimously recommends that you vote FOR the proposal to:

     o approve and adopt the merger agreement and the merger and amend the Stone restated certificate of incorporation as contemplated by the merger agreement (the proposed amendment is summarized beginning on page 78 and attached as Annex D-1); and

     FOR the proposal to:

     o approve the SSCC 1998 Long Term Incentive Plan (certain terms of the plan are summarized beginning on page 79 and the Plan is attached as Annex I).

The first JSC proposal described above is referred to in this Summary as the "JSC merger proposal" and the first Stone proposal described above is referred to in this Summary as the "Stone merger proposal". Together, these proposals are referred to in this Summary as the "merger proposals".

  RECORD DATE; VOTING POWER (SEE PAGE 78)

     You are entitled to vote at your stockholders' meeting if you owned shares of common stock as of the close of business on September 29, 1998, the Record Date.

     On the Record Date, there were 110,997,612 shares of JSC common stock outstanding. For each share of common stock that they owned on the Record Date, JSC stockholders will have one vote at the JSC meeting for the JSC proposals described above.

     On the Record Date, there were 104,977,686 shares of Stone common stock outstanding. For each share of Stone common stock that they owned on the Record Date, Stone common stockholders will have one vote at the Stone meeting for the Stone proposals described above.

  VOTES REQUIRED

     The favorable vote of two-thirds of the outstanding shares of JSC common stock is required to approve the proposal to issue shares of JSC common stock pursuant to the merger and amend the JSC certificate of incorporation as contemplated by the merger agreement.

     The favorable vote of a majority of the shares of JSC Common Stock present in person or by proxy and entitled to vote at the JSC special meeting is required to approve the SSCC 1998 Long Term Incentive Plan, assuming a quorum is present.

     The favorable vote of two-thirds of the outstanding shares of Stone common stock is required to approve the proposal to approve and adopt the merger agreement and the merger and amend the Stone restated certificate of incorporation as contemplated by the merger agreement.

     The favorable vote of a majority of the votes cast at the Stone special meeting is required to approve the SSCC 1998 Long Term Incentive Plan, assuming a quorum is present.

     APPROVAL OF THE MERGER PROPOSALS IS NOT CONDITIONED ON APPROVAL OF THE 1998 SSCC LONG TERM INCENTIVE PLAN PROPOSALS, BUT APPROVAL OF THE 1998 SSCC LONG TERM INCENTIVE PLAN PROPOSALS IS CONDITIONED ON APPROVAL OF THE MERGER PROPOSALS.

  VOTING COMMITMENTS FROM CERTAIN JSC STOCKHOLDERS (SEE PAGE 54)

     The two largest JSC stockholders, Smurfit International B.V. ("SIBV") and Morgan Stanley Leveraged Equity Fund II, Inc. ("MSLEF"), have entered into separate agreements with Stone under which they have agreed to vote all of the JSC common shares beneficially owned by them in favor of the JSC merger proposal described above.

     On the Record Date, these supporting stockholders beneficially owned sufficient shares of JSC common stock to approve the JSC merger proposal without the vote of any other JSC stockholder.

  VOTING COMMITMENT FROM CHIEF EXECUTIVE OFFICER OF STONE (SEE PAGE 54)

     Roger W. Stone, the Chairman of the Board, President and Chief Executive Officer of Stone, has entered into an agreement with JSC under which he has agreed to vote all of the Stone common shares beneficially owned by him in favor of (and to use reasonable best efforts to persuade members of his family to vote in favor of) the Stone merger proposal described above.

     On the Record Date, Mr. Stone beneficially owned approximately 1.1% of the outstanding Stone common shares. On the Record Date, Mr. Stone and related family members beneficially owned approximately 11.2% of the outstanding Stone common shares.

  SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

     On the Record Date, directors and executive officers of JSC and their affiliates owned and were entitled to vote approximately 83,865,000 shares of JSC common stock, or approximately 75.6% of the shares of JSC common stock outstanding on the Record Date. On the Record Date, the two largest JSC stockholders, SIBV and MSLEF, beneficially owned approximately 75.2% of the outstanding shares of JSC Common Stock, or 99.5% of the outstanding shares of JSC Common Stock owned by directors and executive officers of JSC and their affiliates.

     On the Record Date, directors and executive officers of Stone and their affiliates owned and were entitled to vote 7,519,619 shares of Stone common stock, or approximately 7.2% of the shares of Stone common stock outstanding on the Record Date.

                                   THE MERGER

     The merger agreement is attached as Annex A to this Joint Proxy Statement/Prospectus. We encourage you to read the merger agreement as it is the legal document that governs the merger.

  WHAT STONE COMMON STOCKHOLDERS WILL RECEIVE

     As a result of the merger, Stone common stockholders will receive, for each share of Stone common stock that they own, 0.99 of a share of JSC common stock. JSC will not issue any fractional shares in the merger. Instead, Stone common stockholders will receive cash for any fractional share of JSC common stock owed to them in an amount based on the market value of JSC common stock on the last full trading day prior to the date on which the merger occurs.

     Stone common stockholders should not send in their stock certificates for exchange until instructed to do so after the merger is completed.

  STONE SERIES E PREFERRED STOCK

     Holders of Stone's Series E preferred stock will continue to hold their existing shares which will remain outstanding obligations of Stone after the merger. As a result of the merger, the Stone Series E preferred stock will be convertible pursuant to its terms into the number of shares of JSC common stock that its holder would have received in the merger had such holder converted such shares immediately prior to the merger. If the Stone merger proposal is approved and the merger is consummated, the terms of the Stone Series E preferred stock will be amended as set forth in Annexes D-1 and D-2, respectively.

  WHAT CURRENT JSC STOCKHOLDERS WILL HOLD AFTER THE MERGER

     JSC stockholders will continue to own their existing shares after the merger. JSC stockholders should not send in their stock certificates in connection with the merger.

  OWNERSHIP OF JSC AFTER THE MERGER

     Based upon the number of shares of JSC and Stone common stock outstanding on the Record Date and not taking into account stock options or convertible debt or equity securities of Stone, JSC will issue approximately 104 million JSC common shares to Stone common stockholders in the merger. The shares of JSC common stock that JSC will issue to Stone common stockholders in the merger will represent approximately 48% of the outstanding JSC common stock after the merger.

  INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE 55)

     Our stockholders should note that a number of directors and executive officers and certain JSC stockholders may have interests in the merger that are different from, or in addition to, the interests of stockholders generally.

  DIRECTORS AND MANAGEMENT OF JSC AFTER THE MERGER (SEE PAGE 61)

     If we complete the merger, the SSCC Board will initially consist of:

     o Michael W. J. Smurfit (Chairman of the Board and Chief Executive Officer of Jefferson Smurfit Group plc ("JSG") and Chairman of the Board of JSC)

     o Roger W. Stone (Chairman of the Board, President and Chief Executive Officer of Stone)

     o  Ray M. Curran (Finance Director of JSG)

     o  Dermot F. Smurfit (Joint Deputy Chairman of JSG)

     o  Richard W. Graham (President and Chief Executive Officer of JSC)

     o James J. O'Connor (former Chairman and Chief Executive Officer of Unicom Corporation)

     o  Thomas A. Reynolds, III (Partner of Winston & Strawn)

     o Matthew S. Kaplan (Senior Vice President of Stone North American Operations)

     o Dionisio Garza (Chairman of the Board and Chief Executive Officer of Alfa, S.A. de C.V.)

     o Richard A. Giesen (Chairman of the Board and Chief Executive Officer of Continental Glass & Plastic, Inc.)

     o Jerry K. Pearlman (retired Chairman of the Board and Chief Executive Officer of Zenith Electronics Corporation)

     o  Alan E. Goldberg (Vice Chairman of MSLEF)

     If we complete the merger, the following persons will be executive officers of SSCC:

     o  Dr. Smurfit will chair the Board of Directors.

     o  Mr. Stone will serve as President and Chief Executive Officer.

     o Mr. Curran will serve as Executive Vice President-Deputy Chief Executive Officer.

     o  Patrick J. Moore will serve as Vice President and Chief Financial
        Officer.

     The JSC bylaws will be amended at the effective time of the merger to provide that the JSC Board will include the Chairman, the Chief Executive Officer and the Executive Vice President-Deputy Chief Executive Officer and to reflect that the JSC Board will also include 4 SIBV designees, 4 Stone designees and one MSLEF designee. The JSC bylaw provisions relating to this Board composition generally will survive until the earlier of the date on which Mr. Stone ceases to be Chief Executive Officer or upon his 66th birthday in the year 2001. Please also refer to pages 84 through 97 for more information concerning these governance arrangements.

  CONDITIONS TO THE MERGER (SEE PAGE 68)

     We will complete the merger only if certain conditions are satisfied or (in some cases) waived, including the following:

     o the merger proposals having been approved by the common stockholders of JSC and Stone;

     o  there being no law or court order that prohibits the merger;

     o the stock purchase described below under "Stock Purchase Agreement" being consummated simultaneously with the merger; and

     o receipt of an opinion of Stone's counsel that the merger will be tax-free to Stone and its common stockholders.

     Certain of the conditions to the merger, but not the first two conditions listed above, may be waived by the company entitled to assert the condition. The third condition listed above may only be waived by JSC and Stone with the consent of JSG and MSLEF.


  TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 69)

     The Board of Directors of both our companies can jointly agree to terminate the merger agreement at any time without completing the merger. Either company can terminate the merger agreement if:

     o  the merger is not completed by December 31, 1998;

     o the stockholders of either company fail to give the required stockholder approval of such company's merger proposal;

     o  a law or court order permanently prohibits the merger;

     o the other party breaches any of the representations or warranties it made or fails to comply with any of its obligations under the merger agreement, resulting in its inability to satisfy a condition to the completion of the merger by December 31, 1998;

     o a third party or group acquires ownership of a majority of the other party's common shares;

     o the other party's Board does not recommend or modifies in a manner materially adverse to the company seeking to terminate the merger agreement its recommendation of its merger proposal to its stockholders;

     o the other party materially and knowingly breaches the covenant restricting its ability to negotiate with a third party concerning an alternative transaction; or

     o either company's Board recommends a takeover proposal made by a third party after determining that such proposal is superior to the merger; provided that such company's Board cannot terminate the merger agreement under such circumstance until 45 days after execution of the merger agreement, but not later than the date that is the later of (x) 120 days after execution of the merger agreement and (y) the date on which such company's stockholder approval is received; provided, further, that the company seeking to accept the superior proposal must give the other company five business days to match the third party's offer before it can terminate the merger agreement.

  TERMINATION FEES AND EXPENSES (SEE PAGE 71)

     Stone must pay JSC a termination fee of $50 million in cash if the merger agreement is terminated because a third party or group has acquired a majority of the outstanding Stone common shares, the Stone Board has not recommended or has modified in a manner materially adverse to JSC its recommendation of the Stone merger proposal, Stone has materially and knowingly breached the covenant restricting its ability to negotiate with a third party concerning an alternative transaction or the Stone Board has recommended a superior proposal.

     Stone must also pay JSC a termination fee of $50 million in cash if its stockholders reject the Stone merger proposal after a third party has made a takeover proposal to Stone, except that if Stone did not exercise any of its rights to share information or negotiate with the third party, such fee will not be payable unless within nine months of the termination of the merger agreement Stone consummates a takeover transaction or a third party becomes the beneficial owner of a majority of Stone's common stock.

     JSC must pay Stone a termination fee of $50 million in cash if the merger agreement is terminated because a third party or group has acquired a majority of the outstanding JSC common shares, the JSC Board has not recommended or has modified in a manner materially adverse to Stone its recommendation of the JSC merger proposal, JSC has materially and knowingly breached the covenant restricting its ability to negotiate with a third party concerning an alternative transaction or the JSC Board has recommended a superior proposal.

     JSC must also pay Stone a termination fee of $50 million in cash if its stockholders reject the JSC merger proposal after a third party has made a takeover proposal to JSC, except that if JSC did not exercise any of its rights to share information or negotiate with the third party, such fee will not be payable unless within nine months of the termination of the merger agreement JSC consummates a takeover transaction or a third party becomes the beneficial owner of a majority of JSC's common stock.

  AMENDMENTS TO THE JSC CERTIFICATE OF INCORPORATION AND BYLAWS (SEE PAGE 82)

     The merger agreement provides that, in connection with the merger, JSC will amend and restate its certificate of incorporation to, among other things:

     o  increase its authorized capital stock;

     o  provide that its entire Board will be elected annually;

     o  permit holders of 25% of its voting stock to call special meetings;

     o provide for the delivery of shares of SSCC common stock upon the conversion of Stone's Series E preferred stock; and

     o require that any amendment by stockholders to the bylaw provisions described immediately below will require the approval of the holders of 75% of its outstanding voting stock; and

amend and restate its bylaws to, among other things:

     o implement certain governance arrangements relating to Board composition, Board and other committees, management and certain other related matters.

     JSC's proposed form of Restated Certificate of Incorporation is attached as Annex B and its proposed form of Amended and Restated Bylaws is attached as Annex C.

     Please also refer to pages 82 through 94 for more information concerning these amendments.

     The JSC Board has the power to adopt the proposed bylaws (assuming the JSC merger proposal is approved by the JSC stockholders).

  AMENDMENTS TO THE STONE RESTATED CERTIFICATE OF INCORPORATION (SEE PAGE 75)

     The merger agreement provides that, prior to the merger, Stone will amend its restated certificate of incorporation to provide holders of its Series E preferred stock with voting rights with respect to Stone (which will survive the merger as a subsidiary of JSC). A copy of such amendment is attached as Annex D-1. This amendment, which is designed to ensure the tax-free treatment of the merger to the Stone stockholders, requires the approval of Stone common stockholders and is part of Stone's merger proposal. Unless each of the conditions to the merger is satisfied or waived, this amendment will not be effected. The merger agreement also provides that Stone's restated certificate of incorporation, which will be the certificate of incorporation of the surviving corporation in the merger, will be further amended to provide that each share of Series E preferred stock will be convertible into the number of shares of JSC common stock that its holder would have received in the merger had such holder converted such share of Series E preferred stock immediately prior to the closing of the merger. A copy of this amendment is attached as Annex D-2. This amendment is to be effected as a term of the merger and will be approved if Stone common stockholders approve and adopt the merger agreement and the merger.

  STOCK PURCHASE AGREEMENT (SEE PAGE 72)

     It is a condition to the closing of the merger that SIBV purchase from MSLEF and certain other JSC stockholders 20,000,000 shares of JSC common stock. The stock purchase is subject to several conditions (in addition to the closing of the merger), including, without limitation, the absence of any law or court order prohibiting the closing of the stock purchase. JSG, SIBV's parent, has guaranteed SIBV's obligation to pay for the JSC common shares at the closing.

  REGULATORY APPROVALS (SEE PAGE 29)

     All material regulatory approvals required to permit consummation of the merger have already been obtained from the applicable U.S. and foreign regulatory authorities. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired on July 2, 1998.

  STANDSTILL AGREEMENT (SEE PAGE 73)

     As a result of the merger and stock purchase described above, SIBV and MSLEF will beneficially own approximately 33% and approximately 7%, respectively, of the outstanding shares of SSCC common stock. As a condition and inducement to Stone's willingness to enter into the merger agreement, SIBV, JSG and MSLEF have entered into a standstill agreement with JSC under which JSG and SIBV have agreed not to directly or indirectly acquire more than 40% of SSCC's outstanding common shares, subject to certain exceptions, and MSLEF has agreed not to acquire any additional SSCC common shares, in each case until the fifth anniversary of the closing of the merger.

     The standstill agreement also prohibits JSG, for specified periods of time, from directly or indirectly soliciting proxies to vote SSCC securities, seeking to place a representative on the SSCC Board (except as otherwise contemplated by the merger agreement and the amended bylaws) or to remove any member of the SSCC Board, making any statement or proposal (except in certain circumstances) with regard to an acquisition or business combination involving SSCC or taking other specified actions designed to influence the SSCC Board or control SSCC.

     The standstill restrictions are suspended if SSCC enters into a written agreement concerning an acquisition proposal or if a third party commences a tender or exchange offer that would result in such third party owning more than 30% of SSCC's voting securities and are terminated if an acquisition proposal is consummated or if a third party becomes the beneficial owner of more than 15% of SSCC's voting securities, subject to certain exceptions.

  OPINIONS OF FINANCIAL ADVISORS (SEE PAGE 42)

     In deciding to approve the merger, our Boards considered opinions from our respective financial advisors as to the fairness of the exchange ratio from a financial point of view. JSC received an opinion from Merrill Lynch, Pierce, Fenner & Smith Incorporated and Stone received an opinion from Salomon Smith Barney Inc. These opinions are attached as Annexes E and F to this Joint Proxy Statement/Prospectus. We encourage you to read and consider these opinions.

  MATERIAL FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 28)

     We have structured the merger so that neither JSC, Stone, common stockholders of Stone or JSC nor Series E preferred stockholders of Stone will recognize any gain or loss for federal income tax purposes as a result of the merger (except for taxes payable on cash received by Stone common stockholders for fractional shares).
     As a result of the merger, however, holders of Stone Series E preferred stock, which pursuant to the terms of the merger agreement and as required by the Stone restated certificate of incorporation will become convertible into shares of JSC common stock upon consummation of the merger, will recognize gain or loss upon conversion of their shares of Stone Series E preferred stock into shares of JSC common stock following consummation of the Merger. Presently, holders of Stone Series E preferred stock recognize gain or loss only upon the sale of the shares of Stone common stock received by them upon conversion of their shares of Stone Series E preferred stock.

     It is a condition to closing that Stone receive an opinion of counsel that the merger will be tax-free to Stone and its common stockholders. Stone does not currently intend to waive this condition. In the event that Stone waives this condition because the merger is likely to be a taxable transaction, Stone would recirculate this Joint Proxy Statement/Prospectus to disclose the waiver of this condition and all related material disclosures, including the risks to Stone's common stockholders resulting from the waiver, and would resolicit proxies from Stone's common stockholders.

     TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU ARE URGED TO CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

  ACCOUNTING TREATMENT (SEE PAGE 28)

     The merger will be accounted for by JSC as a purchase of a business. Under this method of accounting, the assets and liabilities of Stone will be recorded at their fair value, and any excess of JSC's purchase price over such fair value will be recorded as goodwill. The revenues and expenses of Stone will be included in JSC's financial statements from the date of consummation of the merger.

  NO APPRAISAL RIGHTS (SEE PAGE 31)

     Both of our companies are organized under Delaware law. Under Delaware law, JSC and Stone stockholders have no right to an appraisal of the value of their shares in connection with the merger.

  LISTING OR QUOTATION OF JSC COMMON STOCK

     It is a condition to the closing of the merger that the shares of JSC common stock to be issued to Stone common stockholders in the merger be approved for listing on the New York Stock Exchange or approved for quotation on The Nasdaq National Market. JSC expects that such shares will be quoted on The Nasdaq National Market.

  COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION (SEE PAGE 32)

     JSC common stock is quoted on The Nasdaq National Market, and Stone common stock is listed on the New York Stock Exchange. On May 8, 1998, the last full trading day prior to the public announcement of the proposed merger, JSC common stock closed at $20.50 and Stone common stock closed at $18.00. On October 6, 1998, the most recent practicable date prior to the filing of this Joint Proxy Statement/Prospectus, JSC common stock closed at $8.63 and Stone common stock closed at $11.63.

  FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE (SEE PAGE 20)

     This document contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, about JSC, Stone and the combined company. Although we believe that, in making any such statements, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this document, the words "anticipates," "believes," "expects," "intends," and similar expressions as they relate to JSC, Stone or the combined company or our respective managements are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond the control of JSC, Stone or the combined company, include: the impact of general economic conditions in the U.S. and Canada and in other countries in which we currently do business (including Asia, Europe and Latin and South America); industry conditions, including competition and product and raw material prices; fluctuations in exchange rates and currency values; capital expenditures requirements; legislative or regulatory requirements, particularly concerning environmental matters; interest rates; access to capital markets; the timing of and value received in connection with asset divestitures; and obtaining required approvals, if any, of debtholders. The actual results, performance or achievement by JSC, Stone or the combined company could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of JSC, Stone or the combined company.


                                  RISK FACTORS

     Stockholders of Stone should consider the following matters in considering whether to vote in favor of the proposal to (x) approve and adopt the Agreement and Plan of Merger dated as of May 10, 1998, as amended (the "Merger Agreement"), among JSC, Stone, and JSC Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of JSC ("Sub"), a copy of which is attached hereto as Annex A, pursuant to which Sub will be merged with and into Stone (the "Merger"), with Stone surviving the Merger as a subsidiary of JSC, and the Merger and (y) amend the Stone restated certificate of incorporation as contemplated by the Merger Agreement. Stockholders of JSC should consider the following matters in considering whether to vote in favor of the proposal to issue shares of common stock, par value $0.01 per share, of JSC (the "JSC Common Stock") in the Merger and amend the JSC restated certificate of incorporation as contemplated by the Merger Agreement. These matters should be considered in conjunction with the other information included or incorporated by reference in this Joint Proxy Statement/Prospectus. JSC Common Stock following the Merger is sometimes referred to herein as "SSCC Common Stock."

FIXED MERGER CONSIDERATION DESPITE POTENTIAL CHANGES IN STOCK PRICES

     Each share of common stock, par value $0.01 per share, of Stone (the "Stone Common Stock") (other than shares owned by JSC or any of its wholly owned subsidiaries or held in the treasury of Stone), together with each preferred stock purchase right associated therewith, will be converted at such time (the "Effective Time") as a certificate of merger (the "Certificate of Merger") is duly filed with the Delaware Secretary of State (or such subsequent time as is specified in the Certificate of Merger) into 0.99 of a share (the "Exchange Ratio") of JSC Common Stock (with cash being paid in lieu of any fractional shares of JSC Common Stock that would otherwise be issuable). The Exchange Ratio is a fixed number and will not be adjusted in the event of any increases or decreases in the price of either JSC Common Stock or Stone Common Stock. Accordingly, holders of Stone Common Stock will not be able to determine the value of the JSC Common Stock they would receive in the Merger at the time they vote on the Merger and holders of JSC Common Stock will not be able to determine the value of the JSC Common Stock to be issued to the holders of Stone Common Stock. In addition, neither party will have the right to terminate the Merger Agreement or elect not to consummate the Merger as a result of changes in the market prices of either company's common stock. The prices of JSC Common Stock and Stone Common Stock at the Effective Time may vary from their respective prices at the date of this Joint Proxy Statement/Prospectus and at the date of the JSC Special Meeting of Stockholders and the Stone Special Meeting of Stockholders, each to be held on November 17, 1998 (the "JSC Meeting" and the "Stone Meeting," respectively, and, together, the "Meetings"). Such variations may be the result of changes in the business, operations or prospects of JSC or Stone, market assessments of the likelihood that the Merger will be consummated, the timing thereof and the prospects of the Merger and post-Merger operations, regulatory considerations, general market and economic conditions and other factors. Because the Effective Time may occur at a date later than the date on which the Meetings occur, there can be no assurance that the prices of JSC Common Stock and Stone Common Stock on the date of the Meetings will be indicative of their respective prices at the Effective Time. JSC and Stone stockholders are urged to obtain current market quotations for JSC Common Stock and Stone Common Stock. See "Certain Provisions of the Merger--Agreement Consideration to be Received in the Merger."

RISKS RELATING TO INTEGRATION OF OPERATIONS; REALIZATION OF SYNERGIES

     The Merger involves the integration of two companies that have previously operated independently. Stone and JSC expect to realize significant cost savings and other synergies from the Merger, but there can be no assurance regarding when or the extent to which these will be achieved or the costs associated therewith. There are numerous systems that must be integrated, including management information, purchasing, accounting and finance, sales, billing, payroll and regulatory compliance. Stone has maintained separate systems at the entities it has acquired in recent years, which will make integration more difficult. JSC and Stone do not expect to have completed their systems integration before the end of 1999. In addition, customer retention may be more difficult after the Merger. Difficulties associated with integrating JSC and Stone could have a material adverse effect on SSCC and the value of its common stock.

RISKS RELATING TO REALIZATION OF PROCEEDS FROM PROPOSED DIVESTITURES; ABILITY TO REDUCE DEBT

     JSC and Stone have announced a divestiture program to narrow SSCC's product focus through divestiture of certain non-core businesses and assets. The net proceeds of the divestiture program will be used to reduce indebtedness. The assets to be sold are in cyclical industries, and an industry downturn would reduce the value of those assets. An inability to sell the assets or to sell the assets at the anticipated prices would mean that SSCC would be more highly leveraged than is currently expected, and would not reduce its interest expense to the levels it currently anticipates. An inability to sell the assets would also mean that SSCC would continue to own and operate non-core businesses and assets.

SUBSTANTIAL LEVERAGE

     Each of JSC and Stone currently has a highly leveraged capital structure. As of June 30, 1998, JSC and Stone had approximately $2.1 billion and $4.5 billion of outstanding indebtedness, respectively, and JSC intends to incur additional indebtedness in connection with the Merger as described in "--Ability to Service Debt; Liquidity" below. The level of SSCC's indebtedness could have important consequences for SSCC and its stockholders, including the following: (i) SSCC may be required to seek additional sources of capital, including additional borrowings under the existing credit agreements of JSC and Stone, other private or public debt or equity financings to service or refinance its indebtedness, none of which may be available on favorable terms, (ii) a substantial portion of SSCC's cash flow from operations will be necessary to meet the payment of principal and interest on its indebtedness and other obligations and will not be available for use in SSCC's business, (iii) SSCC's level of indebtedness could make it more vulnerable to economic downturns, and reduce its operational and business flexibility in responding to changing business and economic conditions and (iv) SSCC will be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage. In addition, borrowings under JSC's and Stone's credit agreements will be at variable rates of interest, which will expose SSCC to the risk of increased interest rates.

ABILITY TO SERVICE DEBT; LIQUIDITY

     Stone's income (loss) before interest expense and income taxes was insufficient to cover interest expense for the six months ended June 30, 1998 and for the year ended December 31, 1997 by $296.8 million and $618.5 million, respectively, and it is expected to continue to be insufficient through at least the remainder of 1998. As of September 30, 1998, JSC and Stone, respectively, have scheduled principal payments for existing indebtedness (exclusive of non-recourse debt of affiliates of Stone) of approximately $2 million and $247 million in the fourth quarter of 1998, approximately $36 million and $747 million in 1999, approximately $62 million and $472 million in 2000, and approximately $2 billion and $3.1 billion thereafter.

     In connection with the Merger and pursuant to an executed commitment letter, JSC intends to amend its existing credit agreement to borrow $550 million (the "Amended JSC Credit Agreement"), $300 million of which will be provided to Stone. There can be no assurance that the Amended JSC Credit Agreement, which is subject to the execution of definitive documentation and the satisfaction of other conditions including the absence of any material adverse change at JSC or Stone and their respective subsidiaries and the absence of any material adverse change or condition in the loan or other financial markets that would have a material adverse effect on the syndication of the Amended JSC Credit Agreement, will become effective, that the terms thereof will be satisfactory to JSC or that all of the conditions to borrowing thereunder will be met. If the Amended JSC Credit Agreement does not become effective, there can be no assurance as to the extent to which any alternative financings would be available, and the terms of any such alternatives. It is expected that the funds from the Amended JSC Credit Agreement, proceeds of any divestitures and funds generated from operations will satisfy Stone's short term liquidity needs, including scheduled payments of principal and interest and anticipated capital expenditure and working capital requirements. Stone does not expect such sources of funds to be sufficient to satisfy its long term liquidity needs and will need to obtain additional debt or equity financing. There can be no assurance as to the availability or terms of any such financing.

     The ability of SSCC and its subsidiaries to meet their obligations and to comply with the financial covenants contained in their respective debt instruments will be largely dependent upon the future performance of SSCC and its subsidiaries, which will be subject to financial, business and other factors affecting them. Many of these factors will be beyond SSCC's control, such as the state of the economy, the financial markets, demand for and selling prices of its products, costs of its raw materials and legislation and other factors relating to the containerboard industry generally or to specific competitors.

     In the event that net proceeds from borrowings or other financing sources (including the borrowings anticipated under the Amended JSC Credit Agreement described above) and from any divestitures and operating cash flows do not provide sufficient liquidity for SSCC and its subsidiaries (including Stone) to meet their operating and debt service requirements, SSCC will be required to pursue other alternatives to repay indebtedness and improve liquidity, including sales of other assets, cost reductions, deferral of certain discretionary capital expenditures and seeking amendments or waivers to their debt instruments. No assurance can be given that such measures could be successfully completed or would generate the liquidity required by SSCC and its subsidiaries (including Stone) to operate its business and service its obligations. If JSC or Stone is not able to generate sufficient cash flow or otherwise obtain funds necessary to make required debt payments, or if JSC or Stone fails to comply with the various covenants in their respective debt instruments, it would be in default under the terms thereof, which would permit the debtholders thereunder to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness of JSC and Stone, as the case may be.

     Stone and JSC will need to obtain amendments and waivers under their respective credit agreements in order to waive change-of-control events of default currently contained in such credit agreements that would occur upon the consummation of the Merger and which would permit the acceleration of the indebtedness of Stone and JSC, respectively. Both Stone and JSC are currently seeking such amendments and waivers from their respective bank lenders and believe that such amendments and waivers will be available prior to the Merger, although no assurances can be given that such amendments and waivers will be available or that they will be available on terms acceptable to Stone and JSC. Furthermore, Stone intends to obtain amendments under its credit agreement in order to extend the maturity of the revolving portion of its credit agreement (the aggregate commitment amount of $560 million) beyond its currently scheduled maturity of May 1999 and the scheduled repayment of a portion of its term loan facility (the aggregate amount of $190 million) beyond its currently scheduled repayment date of October 1999. The availability of borrowings under the Amended JSC Credit Agreement described above may be conditioned upon Stone obtaining some or all of such amendments. Stone is actively seeking such amendments but no assurances can be given whether such amendments would be available or as to the terms of such amendments. If such amendments are not obtained, the relevant portion of Stone's indebtedness will be payable as currently scheduled and, in such event, Stone will not have sufficient funds to satisfy its short-term liquidity needs and will need to obtain additional debt or equity financing. There can be no assurance as to the availability or terms of any such financings.

     The Merger will constitute a "Change of Control" under Stone's $1.85 billion outstanding senior notes and $639 million outstanding subordinated notes. As a result thereof, Stone will be required to offer to repurchase the subordinated notes at a price equal to 101% of the principal amount thereof (together with accrued but unpaid interest thereon), subject to the condition precedent that Stone has first either repaid its outstanding bank debt or obtained the consent of its bank lenders to make such repurchase. In the case of the senior notes, Stone will be required to make a similar offer to repurchase the senior notes at a price equal to 101% of the principal amount thereof (together with accrued but unpaid interest thereon) unless such a repurchase would constitute an event of default under Stone's outstanding bank debt and Stone has neither repaid its bank debt nor obtained the consent of its bank lenders to such repurchase. A repurchase of the senior notes or of the subordinated notes will be prohibited by the terms of Stone's bank debt. Although the terms of the senior notes refer to an obligation to repay the bank debt or obtain the consent of the bank lenders to such repurchase, the terms do not specify a deadline, if any, following the Merger for repayment of bank debt or obtaining such consent. Stone intends to actively seek commercially acceptable sources of financing to repay such bank debt or alternative financing arrangements which would cause the bank lenders to consent to the repurchase of the senior or the subordinated notes. There can be no assurance that Stone will be successful in obtaining such financing or consents or as to the terms of any such financing or consents. If Stone is unsuccessful in repaying its bank debt or obtaining the requisite consents from the lenders thereunder, the holders of its notes may assert that the failure to do so after some period of time constitutes a default thereunder. Certain of the notes have recently been trading at a price below 101% of the principal amount thereof, and there can be no assurance that such notes will not continue to trade at a price below 101% of the principal amount thereof at the consummation of the Merger.

INDUSTRY CONDITIONS; CYCLICALITY

     JSC's and Stone's operating results reflect the general cyclical pattern of the industry. The vast majority of JSC's and Stone's products are commodities, resulting in extreme price competition. The industry in which JSC and Stone compete has had substantial over-capacity for several years. The industry is capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover marginal costs. This has caused substantial price competition and volatility and caused Stone to generate net losses for most of this decade. In the event of a recession, demand and prices are likely to drop substantially.

     The sales and profitability of JSC and Stone have historically been more sensitive to price changes than changes in volume. Future decreases in price for JSC's and Stone's products would adversely affect their operating results. These factors, coupled with SSCC's highly leveraged financial position, may adversely impact SSCC's ability to respond to competition and to other market conditions or to otherwise take advantage of business opportunities.

RESTRICTIVE COVENANTS; LIMITED ABILITY TO INCUR INDEBTEDNESS

     JSC's and Stone's ability to incur additional indebtedness, and in certain cases, refinance outstanding indebtedness, is significantly limited or restricted under the agreements relating to JSC's and Stone's existing indebtedness, in particular their debt indentures and credit agreements. The indentures and agreements contain covenants that restrict, among other things, their ability to incur indebtedness, pay dividends, repurchase or redeem capital stock, engage in transactions with stockholders and affiliates, issue capital stock, create liens, sell assets, engage in mergers and consolidations and make investments in unrestricted subsidiaries. In addition, JSC and Stone will be limited in their ability to move capital freely within SSCC and its subsidiaries. The limitations contained in such agreements, together with the highly leveraged capital structure of SSCC and its subsidiaries, could limit the ability of SSCC and its subsidiaries to effect future debt or equity financings and may otherwise restrict their corporate activities, including their ability to avoid defaults, to provide for capital expenditures, to take advantage of business opportunities or to respond to advantageous market conditions.

     At September 30, 1998, Stone had borrowing availability under its revolving credit facilities of approximately $117 million. Except for 1995, Stone has recorded net losses annually since 1992. Stone has recorded net losses of $225.7 million, $417.7 million, $126.2 million, $204.6 million, $358.7 million and $269.4 million for the first half of 1998, and for the years 1997, 1996, 1994, 1993 and 1992, respectively. Unless Stone achieves significant price increases and sustains such levels in the future, Stone will continue to incur net losses and a deficit in net cash provided by operating activities. Without additional cash generated by operations or funds from SSCC, Stone may exhaust all or substantially all of its cash resources and borrowing availability under its revolving credit facilities. On March 26, June 5 and July 31, 1998, Stone sought and obtained amendments to certain indebtedness ratio and interest coverage ratio requirements under its credit agreement, which Stone anticipated it might not have been able to comply with. Stone may need to obtain similar amendments or waivers in the future. There can be no assurance, however, that such amendments will be obtained and in the future such lenders will, if requested, grant such relief for failure to comply with the ratios or other covenants in Stone's credit agreement.

     In addition, Stone was unable to maintain the minimum subordinated capital base required under its indentures governing its approximately $1.85 billion of outstanding senior notes. Accordingly, in April 1998 Stone offered to repurchase 10% of each series of the senior notes with the consent of the lenders under its credit agreement. If, in the future, Stone continues to be unable to maintain the minimum subordinated capital base required, and the lenders do not permit such offer to repurchase to be made, the interest rate on its senior notes would increase by 50 basis points per quarter up to a maximum of 200 basis points until the minimum subordinated capital base is again attained. Beginning on the first interest payment date after July 1, 1998, the interest rates on each series of Stone's approximately $594 million aggregate outstanding senior subordinated notes has increased by 50 basis points due to Stone's inability to maintain a certain net worth as required under the applicable indentures. The interest rates will continue to increase by 50 basis points on each succeeding interest payment date up to a maximum of 200 basis points until Stone is able to obtain the required net worth.

INFLUENCE OF SIGNIFICANT STOCKHOLDER

     Upon consummation of the Merger, Smurfit International B.V. ("SIBV") will, by reason of its direct and indirect ownership of shares of SSCC Common Stock, have a significant effect on the outcome of the vote on all matters submitted to a vote of holders of SSCC Common Stock. The presence of SIBV as a significant stockholder may deter a potential acquirer from making a tender offer or otherwise attempting to obtain control of SSCC, even if such events might be favorable to SSCC or its stockholders.

EFFECT OF ASIAN ECONOMIC WEAKNESS

     Recently, several countries in Asia have experienced a severe economic crisis, which includes a significant devaluation of their currencies and general financial difficulties. This crisis is affecting and will continue to negatively affect the demand for, and prices of, JSC's and Stone's products. In particular, Asian demand for paper and pulp products has declined as a result of weak economic conditions and financial market turmoil, leading to downward pricing pressures and a reduction of consumption in the region. In addition, producers for the Asian markets have redirected their production to other markets, thereby creating a downward pressure on prices elsewhere.

     Weak market conditions in Asia may continue to have an adverse effect on the level of worldwide demand for JSC's and Stone's products as producers for the Asian markets may continue to redirect their tonnage to other regions. Significant future weakness in Asian markets could further erode world-wide pricing for JSC's and Stone's products, thereby adversely affecting their (and, after the Merger, SSCC's) results of operations. In addition, Asian producers may use their depreciated currencies to increase exports. Any significant destabilization of one or more major Asian trading currencies could further erode prices for commodity-grade products such as those produced by JSC and Stone.

COMPETITION

     The paperboard and packaging products industries are highly competitive, and no single company is dominant. JSC's and Stone's competitors include large, vertically integrated paperboard and packaging products companies and numerous smaller companies. Because these products are globally traded commodities, the industries in which JSC and Stone compete are particularly sensitive to price fluctuations as well as other factors including innovation, price, design, quality and service, with varying emphasis on these factors depending on the product line. To the extent that one or more of JSC's and Stone's competitors become more successful with respect to any key competitive factor, JSC's and Stone's businesses could be materially, adversely affected. The market for newsprint, folding cartons and market pulp are also highly competitive. Many of JSC's and Stone's competitors are less leveraged and have financial and other resources greater than those of JSC and Stone and are able to better withstand the adverse nature of the business cycle.

     No assurance can be given that SSCC will be able to maintain all or a substantial majority of the sales volume to JSC's and Stone's customers, due in part to the tendency of certain customers to diversify their suppliers.

RAW MATERIALS

     Wood fiber and recycled fiber, the principal raw materials used in the manufacture of JSC's and Stones products, are purchased in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cyclicality. In addition, the supply and price of wood fiber in particular is dependent upon a variety of factors over which JSC and Stone has no control, including environmental and conservation regulations, natural disasters, such as forest fires and hurricanes, and weather. A decrease in the supply of wood fiber has caused, and will likely continue to cause, higher wood fiber costs in some of the regions in which JSC and Stone procure wood. In addition, the increase in demand of products manufactured, in whole or in part, from recycled fiber has from time to time caused a tightness in supply of recycled fiber and at those times a significant increase in the cost of such fiber used in the manufacture of recycled containerboard and related products. Such costs are likely to continue to fluctuate based upon demand/supply characteristics. While JSC and Stone have not experienced any significant difficulty in obtaining wood fiber and recycled fiber in economic proximity to its mills, there can be no assurance that this will continue to be the case for any or all of their mills.

ENVIRONMENTAL MATTERS

     Federal, state, foreign and local environmental requirements, particularly relating to air and water quality, are a significant factor in JSC's and Stone's businesses. JSC and Stone in the past have had, and SSCC in the future may face, environmental liability for the costs of remediating soil or groundwater that is or was contaminated by JSC or Stone or by a third party at various sites which are now or were previously owned or operated by JSC or Stone. There may also be similar liability at sites with respect to which either JSC or Stone has received notice that it may be a potentially responsible party ("PRP") and which are the subject of cleanup activity under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), analogous state laws and other laws concerning hazardous substance contamination. JSC and Stone have incurred in the past, and may incur in the future, civil and criminal fines and penalties relating to environmental matters and costs relating to the damage of natural resources, lost property values and toxic tort claims. JSC and Stone have in the past made significant expenditures to comply with environmental regulations and expect to make significant expenditures in the future. JSC and Stone have taken reserves based on current information to address environmental liabilities; however, additional significant expenditures could be required due to changes in law or the discovery of new information, and those expenditures could have a material adverse effect on SSCC's financial condition. In addition, JSC and Stone are each required to make significant environmental capital expenditures on an annual basis, and those expenditures are expected to increase significantly in the next several years. The United States Environmental Protection Agency ("EPA") has finalized parts of a comprehensive rule governing the pulp, paper and paperboard industry (the "Cluster Rule"). In order to comply with those parts of the Cluster Rule that have been finalized, JSC estimates that it may require the incurrence of approximately $140 million in capital expenditures over the next three to five years and Stone estimates capital expenditures of approximately $180 million during the period 1998 through 2005 to meet the Cluster Rule requirements. The ultimate cost of complying with the parts of the regulations that have been finalized, or with regulations that have not yet been finalized, cannot be predicted with certainty, however, until further engineering studies are completed, and non-final regulations are finalized. There can be no assurance that the foregoing costs and liabilities, either individually or in the aggregate, will not have a material adverse effect on SSCC's financial condition in the future.

FOREIGN CURRENCY/EXCHANGE RATE FLUCTUATION RISKS

     Neither JSC nor Stone currently engages in, nor does SSCC currently anticipate engaging in, hedging or other transactions intended to manage foreign currency exchange risks. In the past, Stone has reported foreign exchange transaction losses. See "Management Discussion and Analysis of Financial Condition and Results of Operations." JSC has no material foreign operations, but does have export sales that are denominated principally in U.S. dollars. Stone has significant foreign operations and had export sales of approximately $548 million in 1997, denominated principally in U.S. dollars. For Stone, prior to the Merger, and, SSCC, after the Merger, the functional currency for the majority of its foreign operations is the applicable local currency, other than for foreign operations in highly inflationary economies where the functional currency is the U.S. dollar. These factors substantially mitigate any potential foreign currency exchange risk. Nonetheless, Stone's, and SSCC's after the Merger, stockholders' equity is directly affected by exchange rates by (i) translations into U.S. dollars for financial reporting purposes of the assets and liabilities of its foreign operations conducted in local currencies and (ii) gains or losses from foreign operations conducted in U.S. dollars. In addition, Stone consolidates (under equity accounting) its proportionate share of the foreign currency transaction gains or losses of Abitibi-Consolidated Inc. ("Abitibi"), a Canadian corporation which does have substantial sales in U.S. dollars and significant exposure under foreign exchange forward contracts hedging Abitibi's future U.S. dollar revenues. In addition, Stone and JSC compete with foreign producers, particularly in Northern
Europe. Any revaluation of the U.S. dollar relative to Northern European currencies or the European common currency would cause Stone's and JSC's products to be less cost competitive.

YEAR 2000

     The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Any of JSC's and Stone's computer programs that use two digits rather than four digits to specify the year will be unable to interpret dates beyond the year 1999. This problem could result in a system failure or miscalculations causing disruptions of operations. The three major areas that could be critically affected are financial and information system applications, manufacturing operations and third-party relationships with vendors and with customers. Each of JSC and Stone has developed plans to address this exposure. Financial and operational systems and manufacturing equipment have been assessed, detailed plans have been and continue to be developed and conversion efforts have commenced. Although no assurance can be given, JSC and Stone believe that their internal systems are Year 2000 compliant or will be upgraded or replaced in connection with previously planned changes to information systems prior to the need to comply with Year 2000 requirements. JSC and Stone are also communicating with critical suppliers to ascertain whether they are addressing potential Year 2000 issues. The failure of suppliers (including raw material suppliers, freight and transportation companies and utilities) or customers to achieve Year 2000 compliance could materially and adversely affect JSC's and Stone's results of operations before the Merger, and SSCC's results of operations after the Merger.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     The information herein contains certain forward-looking statements within the meaning of Section 21E of the Exchange Act about JSC, Stone, their subsidiaries and affiliates and SSCC. Although JSC believes that, in making any such statements, its expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this Joint Proxy Statement/Prospectus, the words "anticipates," "believes," "expects," "intends," and similar expressions as they relate to JSC, Stone, their subsidiaries, affiliates or SSCC or their respective managements are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond the control of JSC, Stone or their subsidiaries, affiliates or SSCC, include: the impact of general economic conditions in the U.S. and Canada and in other countries in which JSC, Stone, their subsidiaries, affiliates or SSCC currently do business (including Asia, Europe and Latin and South America); industry conditions, including competition and product and raw material prices; fluctuations in exchange rates and currency values; capital expenditures requirements; legislative or regulatory requirements, particularly concerning environmental matters; interest rates; access to capital markets; the timing of and value received in connection with asset divestitures; and obtaining required approvals of debtholders. The actual results, performance or achievement by JSC, Stone, their subsidiaries, affiliates or SSCC could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of JSC, Stone, their subsidiaries, affiliates or SSCC.


                                   THE MERGER

GENERAL

     We are furnishing this Joint Proxy Statement/Prospectus to stockholders of JSC and Stone in connection with the solicitation of proxies by the respective Boards of Directors of JSC and Stone for use at their respective Meetings and at any adjournments and postponements thereof. At the JSC Meeting, holders of JSC Common Stock will be asked to vote upon the proposal (the "JSC Proposal") to approve the issuance of shares of JSC Common Stock to Stone common stockholders in the Merger and the amendment of the JSC certificate of incorporation as contemplated by the Merger Agreement. At the Stone Meeting, holders of Stone Common Stock will be asked to vote upon the proposal (the "Stone Proposal") to approve and adopt the Merger Agreement and the Merger and the amendments of the Stone restated certificate of incorporation as contemplated by the Merger Agreement. The JSC and Stone common stockholders are also being asked separately to approve (the "SSCC Incentive Plan Proposal") the SSCC 1998 Long Term Incentive Plan (the "Incentive Plan"). The reasons for adopting the Incentive Plan are (i) to have sufficient authorized shares for future operation of an equity based incentive plan by SSCC and (ii) to enable compensation payable or arising under the Plan to be fully tax-deductible by SSCC under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Copies of the Merger Agreement and the form of the JSC Restated Certificate of Incorporation, which includes the proposed amendments (the "SSCC Charter"), are attached as Annex A and B, respectively, and the forms of proposed amendments to the Stone Restated Certificate of Incorporation to be effected (i) prior to the Merger is attached as Annex D-1 and (ii) in the Merger is attached as Annex D-2. The Merger Agreement also provides for the JSC bylaws to be amended at the time of the Merger in the form attached hereto as Annex C (the "SSCC Bylaws").

BACKGROUND OF THE MERGER

     In June 1997, Ray M. Curran, Finance Director of Jefferson Smurfit Group plc ("JSG"), and Roger W. Stone, Chairman of the Board, President and Chief Executive Officer of Stone, met in Chicago at the suggestion of Mr. Curran and, after reviewing the complementary nature of JSC's and Stone's businesses, had a brief preliminary discussion regarding the possibility of a merger between JSC and Stone.

     In July 1997, in anticipation of the meetings referred to in the next paragraph, JSC, as well as JSG and MSLEF as affiliates of JSC, on the one hand, and Stone, on the other hand, entered into confidentiality agreements containing customary terms (including standstill provisions).

     During July 1997, Patrick J. Moore, Vice President and Chief Financial Officer of JSC, Alan E. Goldberg, on behalf of MSLEF, and Mr. Curran met with Mr. Stone and Randolph C. Read, Stone's Chief Financial Officer, to explore at greater length a possible transaction between JSC and Stone. During these preliminary discussions, the above-mentioned representatives considered a possible merger transaction involving JSC and Stone, as well as certain alternative transactions, including a joint venture which would combine the companies' unbleached paper businesses (containerboard, corrugated containers and kraft paper) accompanied by spinoffs and/or sales of their newsprint and market pulp businesses and possibly boxboard and folding cartons and a combination of JSC and Stone followed by the issuance of several classes of letter stock that would track the performance of certain of the combined company's various businesses. The representatives also discussed the possibility of an additional equity investment by JSG in any new company to provide the company with future financial flexibility and to meet JSG's objective of maintaining a significant equity ownership interest in any such new company. In the course of considering alternatives to a full merger involving the two companies, representatives of JSC indicated that for various business reasons, including unfavorable tax effects and potential complexities in the managerial and financing structure that would be introduced, they believed none of the alternatives was viable and informed representatives of Stone of their preference for a merger. This series of meetings concluded without the parties reaching any agreement on the terms or the structure of a possible transaction.

     On July 23, 1997, at a regular JSC Board meeting, the JSC directors discussed the possibility of a transaction between JSC and Stone, and Michael W.J. Smurfit, Chairman of JSC, reported on his meeting with Mr. Stone that had occurred on July 21, 1997 and on the discussions to date with Stone. The JSC Board agreed that Dr. Smurfit would contact Mr. Stone and confirm to him JSC's belief that none of the alternatives to a merger of the companies was viable but that JSC remained prepared to explore the possibility of a merger.

     From September through December 1997, there were contacts between Dr. Smurfit, Mr. Moore, Mr. Curran, Mr. Goldberg, Mr. Stone, Mr. Read, and the respective financial advisors of JSC, JSG, Stone and MSLEF designed to determine whether there was a mutually acceptable merger structure. During this period, the above-mentioned representatives and advisors discussed a variety of structural and economic terms which were not reflected in the transaction ultimately negotiated, including certain Board composition and governance provisions, a possible equity investment by JSG and possible exchange ratios higher than 0.99 to 1.00. JSC and its affiliates and Stone were unable to reach agreement on the terms or structure of this transaction (including any proposed exchange ratios) during this period, and discussions between the parties were discontinued near the end of December 1997. Also, during this period of contacts, Stone announced on October 27, 1997 its intention to sell or monetize certain non-core assets, primarily its 25.2% equity ownership interest in Abitibi-Consolidated Inc. (a Canadian manufacturer of publication papers) and its market pulp operations and to use the net proceeds from such divestitures to repay indebtedness.

     In March 1998, JSG's financial advisor, on behalf of JSC and JSG, contacted Stone to determine if Stone had any interest in renewing discussions regarding a possible business combination of JSC and Stone. Mr. Curran and Mr. Stone met on April 9, 1998 in Chicago to determine whether there was any such basis for recommencing discussions. At this meeting they reviewed their respective views of the benefits and risks of a business combination of JSC and Stone. Mr. Curran proposed a stock-for-stock merger involving JSC and Stone with a fixed exchange ratio that would give Stone stockholders less than one share of JSC Common Stock for each share of Stone Common Stock that they owned. He stated that any final determination of an exchange ratio would require a due diligence review by both companies. He also indicated that JSG would propose to purchase a portion of the shares of JSC Common Stock held by MSLEF and certain other investors in connection with any merger. Mr. Stone agreed that further discussion and evaluation of a business combination would be desirable but informed Mr. Curran of his belief that an appropriate exchange ratio would be close to one share of Stone Common Stock for one share of JSC Common Stock.

     During the next two weeks, Mr. Curran and Mr. Stone had various further telephone conversations regarding the possible terms of a business combination and advisors of both companies and their affiliates continued to analyze a possible combination. At this time, Mr. Curran and Mr. Stone discussed certain significant terms and conditions of such a combination, including, among others, the appropriate exchange ratio, the structure of the merger transaction, and certain governance matters. Also, from April 20 through 23, 1998, JSG and MSLEF discussed and agreed on the principal terms of a sale by MSLEF and certain related parties of approximately one-half of their shares of JSC Common Stock to JSG.

     On April 23, 1998, Mr. Curran and Mr. Moore met with Mr. Stone and presented their views on the appropriate resolution of certain significant business terms of a business combination, including the structure of the merger, governance matters, arrangements to secure the vote of certain JSC and Stone stockholders and post-transaction registration rights. In the course of these discussions, Mr. Curran and Mr. Stone agreed that each could recommend an exchange ratio of 0.99 of a share of JSC Common Stock for each share of Stone Common Stock, subject to resolution of various other key issues and a satisfactory due diligence review. On April 26, 1998, Dr. Smurfit and Mr. Curran met with Mr. Stone in Ireland at which time they reviewed the principal terms of a possible merger between JSC and Stone and the overall business rationales of such a combination. They agreed at this time that the senior management teams and financial advisors of JSC, JSG, MSLEF and Stone would continue their work analyzing the proposed combination and attempting to work out the further terms and conditions of such a transaction.

     On April 27, 1998, JSC's legal advisors sent a draft merger agreement and certain related documents to Stone's legal advisors.

     On April 28, 1998, Stone and JSC publicly announced that the two companies were engaged in discussions regarding a possible transaction. Since that date, neither Stone nor its financial advisors have received any indications of interest regarding an alternative business combination.

     During the weeks of April 27 and May 4, senior JSC and Stone management members and their financial, legal and accounting advisors undertook reciprocal due diligence investigations and in that connection exchanged and discussed certain business, personnel, legal and financial information relating to JSC and Stone, which was reviewed by the respective functional areas of each organization, and made visits to various facilities of the companies. Beginning on April 29, 1998, members of management of both companies, together with their respective financial advisors, officers of the general partner of MSLEF, Mr. Curran and JSG's and MSLEF's respective financial advisors, held numerous discussions to review and negotiate the proposed terms and conditions of a merger agreement, and various other legal and financial issues, including, among other things, the SSCC governance arrangements, the terms of a "standstill" agreement among JSG, MSLEF and JSC, the terms and conditions of JSG's purchase of shares of JSC Common Stock from MSLEF and certain other investors and certain other matters relating to the merger with respect to JSG and MSLEF.

     On May 3, 1998, the Stone Board met to consider the proposed business combination. The Stone Board reviewed with its legal and financial advisors the status of discussions, the business rationale for, and the possible financial implications of, the proposed business combination, certain principal provisions of the draft merger agreement and related agreements and various financial, legal, accounting and other issues relating to the proposed business combination, including the financial advisor's preliminary analyses regarding the proposed Exchange Ratio.

     On May 4 through May 6, 1998, Dr. Smurfit, Mr. Moore, Mr. Stone, Mr. Matthew S. Kaplan, Senior Vice President of Stone, Mr. Curran and Mr. Goldberg and the respective financial advisors of JSC, Stone, JSG and MSLEF continued to discuss unresolved issues with respect to the transaction.

     On May 7, 1998, the JSC Board met to review the proposed business combination. In connection with this review, JSC's financial advisor, Merrill Lynch, made a presentation to the JSC Board concerning the businesses of Stone and the strategic rationale for, and the possible financial implications of, the merger. Outside counsel reviewed certain legal matters including the principal provisions of the draft merger agreement and other agreements. In the course of its presentation, JSC's financial advisor delivered its preliminary analyses regarding the proposed Exchange Ratio.

     On May 8, 1998, Dr. Smurfit and Mr. Stone met again, accompanied by Mr. Curran, Mr. Raymond G. Duffy, a retired senior executive of JSC and now a consultant to JSC, and Mr. Kaplan. At this meeting there was a further review of key issues relating to the merger, including the business strategies of the post-transaction company.

     On May 10, 1998, the Stone Board met again to consider further the proposed business combination. The Stone Board reviewed with its legal and financial advisors the principal final terms of the Merger Agreement and related agreements and various financial, legal, accounting and other issues relating to the proposed business combination. As part of such review, Salomon Smith Barney orally delivered its opinion to the Stone Board (subsequently confirmed in writing) to the effect that, as of such date, and based upon and subject to certain qualifications and assumptions, the Exchange Ratio was fair, from a financial point of view, to the holders of the Stone Common Stock. The Stone Board then unanimously approved the Merger Agreement and the Merger.

     Also on May 10, 1998, the JSC Board met again. The JSC Board received an update from its outside legal advisors on the terms and conditions of the proposed Merger as well as various related matters such as the Standstill Agreement (as defined below), the Stock Purchase Agreement (as defined below) and the actions required by the JSC Board to approve these matters. At this time Merrill Lynch orally delivered its opinion (subsequently confirmed in writing) to the JSC Board that, as of such date and based upon and subject to certain qualifications and assumptions, the Exchange Ratio was fair from a financial point of view to JSC. The JSC Proposal was then unanimously approved by the JSC directors who are not affiliated (as defined by the rules of the New York Stock Exchange) with any major JSC stockholder and who are not JSC employees and unanimously approved by the entire JSC board.

     Shortly after the conclusion of the May 10 Board meetings, the Merger Agreement and related documents were signed and a press release announcing the Merger was issued.

     On August 14, 1998, Stone disclosed in its Quarterly Report on Form 10-Q that, in connection with a proposed settlement of a class action filed against Stone, the individual directors of Stone and JSC, Stone and JSC agreed, subject to approval by their respective boards of directors, to amend the Merger Agreement to reduce the termination fee payable to Stone or JSC, respectively, upon termination of the Merger in certain circumstances from $60 million to $50 million.

     On October 2, 1998, the Merger Agreement was subsequently amended to reflect the terms of the proposed settlement and to effect certain technical amendments to the Merger Agreement.

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     JSC and Stone believe that the Merger will:

     o Create one of the world's premier manufacturers of paperboard and paper-based packaging products.

     o Smurfit-Stone Container Corporation will be among the world's largest producers of corrugated containers, folding cartons, industrial bags, recycled paperboard and paper recycling and containerboard. Based on 1997 data, the combined company will have approximately $8 billion in annual sales and be one of the largest companies in the industry.

     o Serve as a catalyst to focus the product strategy of JSC and Stone.

     o The principal products of Smurfit-Stone Container Corporation after the divestiture of certain non-core assets will be corrugated containers, folding cartons and industrial bags, supported by a large integrated mill system and supported with virgin and recycled fiber resources. This narrower product focus will allow Smurfit-Stone Container Corporation to meet more effectively the needs of any paperboard and paper-based packaging customer, large or small, throughout the country.

     o Enable the companies to reduce debt through divestitures of non-core businesses and assets.

     o At December 31, 1997, historical debt for the combined companies was approximately $6.4 billion. SSCC will set as a major priority the divestiture of non-core businesses and assets, and a special divestiture committee charged with development and implementation of a divestiture program will be established. It is currently expected that these divestitures will provide in excess of $2.0 billion in gross proceeds.

     o Enable the companies to provide their customers with better service and a broader range of paperboard and paper-based packaging products.

     o The Merger will create an outstanding coast-to-coast manufacturing and marketing system that will allow JSC and Stone, as a combined entity, to service the needs of their customers better.

     o Create opportunities for significant synergies and cost reductions through the integration of the two companies' operations.

     o JSC and Stone have identified significant annual operational and financial cost savings, before any planned asset divestitures, in excess of those which could be achieved by operating the two companies independently. JSC and Stone expect the combined company to be able to reduce expenses and increase efficiencies by optimizing the manufacturing system, eliminating redundant overhead costs, and utilizing increased purchasing volume. The combination provides the opportunity to achieve substantial savings through reduction of working capital as well as reduced interest expense in connection with anticipated divestitures and refinancings. See "Risk Factors."

JSC

     The JSC Board made its determination after careful consideration of, and based on, a number of factors including those described below, which are the material factors considered by the JSC Board:

           (i) all the reasons described above under "Reasons for the Merger";

          (ii) the oral opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to the JSC Board, subsequently confirmed in writing, that, as of the date thereof, the Exchange Ratio was fair to JSC from a financial point of view (see "Role of Financial Advisors--Opinion of Financial Advisor to JSC");

         (iii) information concerning the business, assets, capital structure, financial performance and condition and prospects of JSC and Stone;

          (iv) current and historical market prices and trading information with respect to each company's common stock;

           (v) the anticipated consolidation and increasing worldwide competition in the paperboard and paper packaging industry;

          (vi) the composition and strength of the senior management of the combined company and the proximity and familiarity of the companies and their similar corporate cultures;

         (vii) the fact that SIBV would be a significant stockholder of SSCC immediately after the consummation of the Merger, with certain preemptive rights that would enable it to maintain its ownership level in the case of certain subsequent issuances of common stock by SSCC, but that certain acquisitions of additional shares of SSCC's common stock by JSG, SIBV and their respective subsidiaries would be limited under the Standstill Agreement;

        (viii) the fact that pursuant to the Stock Purchase Agreement, MSLEF and certain other JSC stockholders would sell a significant portion of their holdings to SIBV upon consummation of the Merger and that such sale would be at a price that, at the time of the JSC Board's approval of the Merger Agreement, represented a premium to the market price of JSC Common Stock;

          (ix) the existence of various interests that certain directors and executive officers of JSC and Stone have with respect to the Merger in addition to their interests as stockholders of JSC and Stone generally (see "Interests of Certain Persons in the Merger");

           (x) the composition of the SSCC Board immediately following the Merger and the other governance arrangements for SSCC contemplated by the Merger Agreement;

          (xi) the challenges of combining the businesses of two major corporations of this size and the attendant risk of not achieving the expected cost savings or synergies or improvement in earnings and of diverting management focus and resources from other strategic opportunities and from operational matters for an extended period of time;

         (xii) the enhancement of the strategic and market position of the combined entity beyond that achievable by JSC alone;

        (xiii) the risk that the merger would not be consummated;

         (xiv) the effect of the public announcement of the Merger on customer and supplier relationships, operating results and the ability to retain employees;

          (xv) the likelihood of obtaining required regulatory approvals, the possibility that regulatory authorities may impose conditions to the grant of such approvals and the extent of the commitment of the parties to take actions to obtain required regulatory approvals;

         (xvi) the strategic fit between JSC and Stone, the complementary nature of their respective businesses, the opportunity for significant cost savings and synergies and the possibility that JSC on its own might not be able to achieve the level of cost savings, operating efficiencies and synergies that may be available as a result of the Merger;

        (xvii) the terms and structure of the transaction and the terms and conditions of the Merger Agreement, including the Exchange Ratio, the size of the termination fees and the circumstances in which they are payable and the ability of both companies to negotiate with third parties that make takeover proposals and to accept superior proposals;

       (xviii) the ability to consummate the Merger as a reorganization under the Code; and

         (xix) the accounting treatment for the Merger.

     In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the JSC Board did not find it practicable to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. The JSC Board relied on the experience and expertise of Merrill Lynch, its financial advisor, for quantitative analysis of the financial terms of the Merger. See "Role of Financial Advisors--Opinion of Financial Advisor to JSC." In addition, the JSC Board did not undertake to make any specific determination as to whether any particular factor was favorable or unfavorable to the JSC Board's ultimate determination or assign any particular weight to any factor, but rather conducted an overall analysis of the factors described above, including through discussions with and questioning of JSC's management and legal, financial and accounting advisors. In considering the factors described above, individual members of the JSC Board may have given different weight to different factors. The JSC Board considered all these factors as a whole, and overall considered the factors to be favorable to and to support its determination.

     Recommendation of the JSC Board

     THE JSC BOARD BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF JSC AND ITS STOCKHOLDERS AND RECOMMENDS TO ITS STOCKHOLDERS THAT THEY VOTE "FOR" THE PROPOSAL TO ISSUE SHARES OF JSC COMMON STOCK IN THE MERGER AND AMEND THE JSC CERTIFICATE OF INCORPORATION AS CONTEMPLATED BY THE MERGER AGREEMENT. THE JSC BOARD HAS UNANIMOUSLY APPROVED SUCH PROPOSAL BY VOTE OF THE JSC DIRECTORS WHO ARE NOT AFFILIATED WITH ANY MAJOR JSC STOCKHOLDER AND WHO ARE NOT JSC EMPLOYEES AND BY VOTE OF THE ENTIRE BOARD.

STONE

     The Stone Board made its determination after careful consideration of, and based on, a number of factors including those described below, which are the material factors considered by the Stone Board:

           (i) all the reasons described above under "Reasons for the Merger";

          (ii) information relating to the business, assets, liabilities, management, financial condition, highly leveraged capital structure, competitive position and prospects of Stone if it were to continue as an independent company;

         (iii) the financial condition, cash flows, results of operations and prospects of Stone and JSC as separate entities and on a combined basis;

          (iv) the anticipated consolidation and increasing worldwide competition in the paperboard and paper packaging industry, and the need to anticipate and best position Stone in light of its existing capital structure, restrictions on its financial and operating flexibility and industry trends;

           (v) the strategic fit between Stone and JSC and the complementary nature of their respective businesses;

          (vi) the enhancement of the strategic and market position of the combined entity beyond that achievable by Stone alone;

         (vii) the potential efficiencies, cost savings and other synergies that could be realized as a result of the combination of Stone's and JSC's operations, as well as the many management challenges associated with successfully integrating the business of two major corporations;

        (viii) the composition and strength of the senior management of the combined company and the proximity and familiarity of the companies and their similar corporate cultures;

          (ix) the oral opinion of Salomon Smith Barney (as defined below) to the Stone Board, subsequently confirmed in writing, that, as of the date thereof, the Exchange Ratio was fair to the holders of Stone Common Stock from a financial point of view (see "Role of Financial Advisors--Opinion of Financial Advisor to Stone");

           (x) the historical market prices and trading information with respect to the shares of Stone Common Stock and JSC Common Stock;

          (xi) the fact that the number of shares of JSC Common Stock to be issued in the Merger to the Stone common stockholders for each of their shares of Stone Common Stock is fixed and will not fluctuate with changes in the price per share of JSC Common Stock;

         (xii) the fact that, after giving effect to the shares of JSC Common Stock to be issued in the Merger, the common stockholders of Stone immediately prior to the Merger would hold approximately 48% of the total shares of JSC Common Stock that will be outstanding and the JSC stockholders would hold the remaining 52%;

        (xiii) the fact that SIBV would be a significant stockholder of SSCC immediately after the consummation of the Merger and the Stock Purchase Agreement, with certain preemptive rights that would enable it to maintain its ownership level in the case of certain subsequent issuances of SSCC Common Stock, but that certain acquisitions of additional shares of SSCC's common stock by JSG, SIBV and their respective subsidiaries (in addition to MSLEF) would be limited under the Standstill Agreement;

         (xiv) the fact that pursuant to the Stock Purchase Agreement MSLEF and certain other JSC stockholders would sell a significant portion of their holdings to SIBV upon consummation of the Merger and that such sale would be at a price that, at the time of the Stone Board's approval of the Merger Agreement, represented a premium to the market price of JSC Common Stock;

          (xv) the fact that neither Stone nor its financial advisors received any indications of interest regarding a possible business combination during the period from April 28, 1998 (the date on which Stone and JSC publicly announced that the two companies were engaged in discussions regarding a possible transaction) through May 10, 1998 (the date that the Stone Board approved the Merger Agreement);

         (xvi) the course of the negotiations regarding the terms of the Merger Agreement;

        (xvii) the terms and conditions of the Merger Agreement, including the fact that each company may provide information to interested third parties if its board of directors determines in good faith after consultation with legal counsel that its fiduciary obligations require it to do so and that, subject to certain limitations, each company may terminate the Merger Agreement if its board of directors has determined to recommend to its stockholders a Takeover Proposal (as defined below) and to enter into a binding written agreement concerning such Takeover Proposal after determining in good faith (taking into account the advice of independent financial advisors) that such Takeover Proposal is more favorable to the company and its stockholders than the Merger (and any revised proposal made by the other party to the Merger Agreement) and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the board of directors (i.e., that such Takeover Proposal constitutes a Superior Proposal (as defined below)) (See "--Background of the Merger");

       (xviii) the existence of various interests that certain directors and executive officers of JSC and Stone have with respect to the Merger in addition to their interests as stockholders of JSC and Stone generally (see "Interests of Certain Persons in the Merger");

         (xix) the composition of the SSCC Board immediately following the Merger and the other governance arrangements for SSCC contemplated by the Merger Agreement;

          (xx) the tax effects of the Merger on Stone stockholders; and

         (xxi) the fact that the Merger would be accounted for as a purchase rather than as a pooling of interests.

     In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Stone Board did not find it practicable to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. The Stone Board relied on the experience and expertise of Salomon Smith Barney, its financial advisor, for quantitative analysis of the financial terms of the Merger. See "Role of Financial Advisors--Opinion of Financial Advisor to Stone." In addition, the Stone Board did not undertake to make any specific determination as to whether any particular factor was favorable or unfavorable to the Stone Board's ultimate determination or assign any particular weight to any factor, but rather conducted an overall analysis of the factors described above, including through discussions with and questioning of Stone's management and legal, financial and accounting advisors. In considering the factors described above, individual members of the Stone Board may have given different weight to different factors. The Stone Board considered all these factors as a whole, and overall considered the factors to be favorable to and to support its determination.

     Recommendation of the Stone Board

     THE STONE BOARD BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE HOLDERS OF STONE COMMON STOCK AND RECOMMENDS TO ITS STOCKHOLDERS THAT THEY VOTE "FOR" THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER AND AMEND THE STONE RESTATED CERTIFICATE OF INCORPORATION AS CONTEMPLATED BY THE MERGER AGREEMENT.

ACCOUNTING TREATMENT

     This merger will be accounted for by JSC as a purchase of a business. Under this method of accounting, the assets and liabilities of Stone will be recorded at their fair value, and any excess of JSC's purchase price over such fair value will be accounted for as goodwill. The revenues and expenses of Stone will be included in JSC's consolidated financial statements from the date of consummation of the Merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     Tax Opinion. Sidley & Austin, counsel to Stone, has rendered an opinion to Stone, a copy of which has been filed as an exhibit to the Registration Statement, that (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code and JSC, Sub and Stone will each be a party to such reorganization within the meaning of Section 368(b) of the Code;
(ii) no gain or loss will be recognized by JSC, Sub or Stone as a result of the Merger; (iii) no gain or loss will be recognized by the common stockholders of Stone upon the exchange of their Stone Common Stock solely for shares of JSC Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of JSC Common Stock; (iv) the aggregate tax basis of the shares of JSC Common Stock received solely in exchange for Stone Common Stock pursuant to the Merger (including fractional shares of JSC Common Stock for which cash is received) will be the same as the aggregate tax basis of the Stone Common Stock exchanged therefor; (v) the holding period for shares of JSC Common Stock received in exchange for Stone Common Stock pursuant to the Merger will include the holding period of such Stone Common Stock exchanged therefor, provided such Stone Common Stock was held as a capital asset by the common stockholder at the Effective Time; (vi) a common stockholder of Stone who receives cash in lieu of a fractional share of JSC Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's tax basis in such fractional share (as described in (iv) above) and the amount of cash received; (vii) no gain or loss will be recognized by the holders of Stone Series E Preferred Stock as a result of the Merger or the Stone Charter Amendment (as defined below); and (viii) a holder of Series E Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share, of Stone (the "Stone Series E Preferred Stock") will recognize gain or loss upon conversion of such Stone Series E Preferred Stock into JSC Common Stock in an amount equal to the difference, if any, between a holder's tax basis for such Stone Series E Preferred Stock and the value of the JSC Common Stock received in exchange therefor. In rendering this opinion, Sidley & Austin has relied upon representations contained in certificates from Stone and JSC delivered for purposes of the opinion and has assumed that such representations will be true as of the Effective Time. The opinion also assumes that the Merger will be consummated in accordance with the provisions of the Merger Agreement. It is a condition to Stone's obligation to consummate the Merger that a substantially similar opinion of Sidley & Austin be rendered at the Effective Time. Stone does not currently intend to waive this condition. If Stone does decide to waive this condition, however, Stone will recirculate this Joint Proxy Statement/Prospectus to disclose the waiver of this condition and all related material disclosures, including the risks to Stone common stockholders resulting from the waiver, and will resolicit proxies from the Stone common stockholders.

     The foregoing discussion is a summary of the opinion of Sidley & Austin as to the material United States federal income tax consequences of the Merger to a United States stockholder who holds Stone Common Stock as a capital asset but does not purport to be a complete analysis or description of all potential tax effects of the Merger. In addition, the discussion does not address all of the tax consequences that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, insurance companies, financial institutions, dealers in securities, tax-exempt organizations, foreign corporations, foreign partnerships or other foreign entities and individuals who are not citizens or residents of the United States).

     No information is provided herein with respect to the tax consequences, if any, of the Merger under applicable foreign, state, local and other tax laws. The foregoing discussion is based upon the provisions of the Code, applicable Treasury regulations thereunder, Internal Revenue Service rulings and judicial decisions, as in effect as of the date of this Joint Proxy Statement/Prospectus. There can be no assurance that future legislative, administrative or judicial changes or interpretations will not affect the accuracy of the statements or conclusions set forth herein. Any such change could apply retroactively and could affect the accuracy of such discussion. No rulings have or will be sought from the Internal Revenue Service concerning the tax consequences of the Merger.

     Each stockholder of Stone is urged to consult such stockholder's own tax advisor as to the specific tax consequences to such stockholder of the Merger under U.S. federal, state, local or any other applicable tax laws.

REGULATORY MATTERS

     All material regulatory approvals required to permit consummation of the Merger have already been obtained from the applicable U.S. and foreign regulatory authorities, including the antitrust authorities in the United States and Canada and for the European Union.

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), JSC and Stone were prohibited from consummating the Merger until notifications were given to the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division"), certain information was furnished to the FTC and the Antitrust Division and specified waiting period requirements were satisfied or terminated. In early June 1998, JSG, MSLEF and Stone each filed in connection with the Merger a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division. The applicable waiting period under the HSR Act relating to the Merger expired at midnight on July 2, 1998.

     Notwithstanding the expiration of the waiting period under the HSR Act relating to the Merger, at any time before or after the completion of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking the divestiture of substantial assets of JSC or Stone. Private parties and the state attorneys general may also bring actions under the U.S. antitrust laws under certain circumstances. Although JSC and Stone believe that the Merger is legal under the U.S. antitrust laws, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or if such a challenge is made, that it would not be successful.

     Under Council Regulation No. 4064/89 of the European Community (the "EC Merger Regulation") and accompanying regulations, JSC and Stone were prohibited from consummating the Merger until a decision was made by the European Commission ("EC") not to oppose the Merger and declaring it compatible with the common market and with the European Economic Area Agreement. On June
5, 1998, JSG filed a notification under the EC Merger Regulation, and the EC granted approval on July 8, 1998.

     Under Part IX of the Competition Act (Canada), subject to the expedited process described in the next paragraph, JSC and Stone were prohibited from consummating the Merger until notification was given to the Director of Investigation and Research (the "Competition Act Director"), certain information was furnished to the Competition Act Director and the applicable waiting period expired or terminated.

     On June 12, 1998, JSC applied to the Competition Act Director for a certificate under Section 102 of the Competition Act (Canada) (an "Advance Ruling Certificate") permitting consummation of the Merger. On July 24, 1998, the Competition Act Director issued an Advance Ruling Certificate in respect of the Merger. The effect of the Advance Ruling Certificate is that (a) the merger is exempt from the notification and waiting period provisions of the Competition Act (Canada) described in the immediately preceding paragraph and (b) the Competition Act Director may not apply to the Competition Tribunal under the merger provisions for an order in respect of the proposed transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the Advance Ruling Certificate was issued, provided the transaction is substantially completed within one year after the Advance Ruling Certificate was issued.

     JSC and Stone conduct operations in a number of other foreign countries where regulatory filings, notifications or approvals with applicable commissions and other authorities may be required in connection with consummation of the Merger.

CERTAIN LITIGATION

     In May 1998, four putative class action complaints were filed against the individual directors of Stone, Stone and JSC in the Court of Chancery of the State of Delaware in and for New Castle County. On June 15, 1998, the Court of Chancery signed an order which consolidated the four actions. Now captioned as In re Stone Container Shareholders Litigation, C.A. 16375 (the "Action"), the complaint in the Action (the "Complaint") alleges, among other things, that the Stone directors violated the fiduciary duties of due care and loyalty that they owed to the public stockholders of Stone because, the Complaint contends, the Stone directors failed to undertake an appropriate evaluation of Stone's net worth as a merger/acquisition candidate, actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value for Stone's stockholders. The Complaint further alleges that the Stone directors failed to make an informed decision and that the Stone stockholders will not receive fair value for their shares of Stone Common Stock in the Merger, will be largely divested of their right to share in Stone's future growth and development and will be prevented from obtaining fair and adequate consideration for their shares of Stone Common Stock. The Complaint requests that the Court of Chancery, among other things, declare that the Action is a proper class action and enjoin the Merger and require that the Stone directors place Stone up for auction and/or conduct a market-check to ascertain Stone's value.

     On August 11, 1998, the parties to the Action entered into a memorandum of understanding setting forth the terms of a proposed settlement of the Action, subject to certain conditions. While Stone, the Stone directors and JSC continue to deny the allegations of the Complaint or that they have breached any duty or engaged in any wrongdoing in connection with the Merger, the defendants have agreed to enter into the proposed settlement to eliminate the burden, expense and uncertainty of litigation. In connection with the proposed settlement, (a) Stone and JSC agreed to provide plaintiffs' counsel with an opportunity to review and comment upon the disclosure to be provided to Stone stockholders in this Joint Proxy Statement/Prospectus, (b) Stone agreed to obtain the Salomon Smith Barney Update Opinion (as defined below) (see "Role of Financial Advisors--Opinion of Financial Advisor to Stone") and (c) Stone and JSC agreed, subject to approval by their respective boards of directors, to amend the Merger Agreement to reduce the termination fee payable to Stone or JSC, as the case may be, upon termination of the Merger Agreement in certain circumstances, from $60 million to $50 million. The defendants in the Action agreed not to oppose an application to the Court of Chancery by plaintiffs' counsel for fees and expenses in an amount not to exceed $650,000, which would be paid by Stone. The proposed settlement set forth in the memorandum of understanding is subject to a number of conditions, including discovery by plaintiffs' counsel, approval of the proposed settlement by the Court of Chancery and consummation of the Merger. If the proposed settlement is approved by the Court of Chancery and the other conditions are satisfied, the Court will certify a non-opt out class of Stone stockholders for the period from May 10, 1998 through the Effective Time, the Action will be dismissed with prejudice and Stone, the Stone directors, JSC and their respective officers, directors, employees and agents will receive a release for all claims that were or could have been asserted in the Action.

NO APPRAISAL RIGHTS

     Holders of Stone Common Stock are not entitled to appraisal or dissenters' rights under Delaware law in connection with the Merger because the Stone Common Stock was listed on the NYSE on the Record Date and the shares of JSC Common Stock that such holders will be entitled to receive in the Merger will be quoted on The Nasdaq National Market (the "Nasdaq") or listed on the NYSE at the Effective Time.

     Holders of Stone Series E Preferred Stock are not entitled to appraisal or dissenters' rights under Delaware law in connection with the Merger because the shares of Stone Series E Preferred Stock were listed on the NYSE on the Record Date.

     Holders of JSC Common Stock are not entitled to appraisal or dissenters' rights under Delaware law in connection with the Merger because JSC is not a constituent corporation in the Merger.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTION AGREEMENTS

     This Joint Proxy Statement/Prospectus does not cover any resales of the JSC Common Stock to be received by the Stone stockholders upon consummation of the Merger, and no person is authorized to make any use of this Joint Proxy Statement/Prospectus in connection with any such resale.

     All shares of JSC Common Stock received by Stone stockholders in the Merger will be freely transferable, except that shares of JSC Common Stock received by persons who are deemed to be "affiliates" of Stone under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "1933 Act"), at the time of the Stone Meeting may be resold by them only in transactions permitted by Rule 145 under the 1933 Act or as otherwise permitted under the 1933 Act. Persons who may be deemed to be affiliates of Stone for such purposes generally include individuals or entities that control, are controlled by, or are under common control with, Stone and may include certain officers, directors and principal stockholders of Stone. The Merger Agreement requires Stone to use its best efforts to deliver or cause to be delivered to JSC on or prior to the Closing Date (as defined therein) from each of such affiliates an executed letter agreement to the effect that such persons will not offer or sell or otherwise dispose of any of the shares of JSC Common Stock issued to such persons in the Merger in violation of the 1933 Act.


          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

     JSC Common Stock is quoted on the Nasdaq under the symbol JJSC. Stone Common Stock is listed on the NYSE under the symbol STO.

     The table below sets forth, for the calendar quarters indicated, the high and low sale prices of JSC Common Stock as quoted on the Nasdaq and Stone Common Stock as reported on the NYSE Composite Transaction Tape, in each case based on published financial sources, and the dividends declared on Stone Common Stock. There were no cash dividends declared on JSC Common Stock for the calendar quarters indicated below.

                                                  JSC COMMON STOCK               STONE COMMON STOCK
                                              ------------------------  ------------------------------------
                                                    MARKET PRICE              MARKET PRICE           CASH
                                              ------------------------  ------------------------   DIVIDENDS
                                                 HIGH          LOW         HIGH          LOW       DECLARED
                                              -----------  -----------  -----------  -----------   ---------
1995
     First Quarter..........................   $   20.38    $   14.38    $   24.38    $   17.00      $  --
     Second Quarter.........................       16.50        11.88        23.38        16.50         --
     Third Quarter..........................       16.75        13.00        24.38        19.00        .15
     Fourth Quarter.........................       15.63         9.00        18.88        12.50        .15

1996
     First Quarter..........................       12.38         9.38        15.38        12.38        .15
     Second Quarter.........................       14.13        10.25        17.25        13.50        .15
     Third Quarter..........................       12.25        10.50        15.50        12.50        .15
     Fourth Quarter.........................       16.13        11.88        16.00        13.88        .15

1997
     First Quarter..........................       16.38        11.88        16.63        11.13         --
     Second Quarter.........................       18.63        11.88        14.63         9.63         --
     Third Quarter..........................       21.63        15.50        17.75        14.25         --
     Fourth Quarter.........................       20.50        13.25        15.88        10.25         --

1998
     First Quarter..........................       17.75        13.00        13.03        10.19         --
     Second Quarter.........................       22.00        15.00        21.13        11.94         --
     Third Quarter..........................       16.75         9.75        16.13         6.69         --
     Fourth Quarter (through October 6).....       12.13        11.25         8.81         8.06

     On May 8, 1998, the last full trading day prior to the public announcement of the proposed Merger, the closing price of JSC Common Stock quoted on the Nasdaq was $20.50 per share and the closing price of Stone Common Stock reported on the NYSE Composite Transaction Tape was $18.00 per share. On October 6, 1998, the most recent practicable date prior to the printing of this Joint Proxy Statement/Prospectus, the closing price of JSC Common Stock on the Nasdaq was $11.63 per share and the closing price of Stone Common Stock reported on the NYSE Composite Transaction Tape was $8.63 per share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE MERGER.

     JSC and Stone do not expect that SSCC will pay dividends to holders of SSCC Common Stock in the foreseeable future. As of August 15, 1998 Stone had accumulated dividend arrearages on the Stone Series E Preferred Stock of approximately $12 million, which represents six consecutive quarters for which dividends have not been paid. Until the dividends accumulated on the Stone Series E Preferred Stock have been declared and paid or set aside for payment, holders of outstanding shares of Stone Series E Preferred Stock will be entitled to elect two additional directors to the Stone Board. Absent the consent of its senior and senior subordinated noteholders, Stone is not likely to make dividend payments in 1998. The Merger will have no effect on such dividend arrearages. See "Information Regarding Stone--Market Price and Dividends for Stone's
Common Stock and Related Stockholder Matters."


                         SELECTED FINANCIAL INFORMATION

     The selected financial data presented below should be read in conjunction with the financial statements and the notes thereto incorporated by reference for JSC and included elsewhere in this Joint Proxy Statement/Prospectus for Stone.

JEFFERSON SMURFIT CORPORATION

     JSC's selected historical financial information for each of the five years in the period ended December 31, 1997 and for the six months ended June 30, 1998 and 1997 is set forth below. The statement of operations data for the years ended December 31, 1997, 1996 and 1995 and the balance sheet data as of December 31, 1997 and 1996 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto appearing in JSC's Annual Report on Form 10-K for the year ended December 31, 1997 incorporated herein by reference. The statement of operations data for the years ended December 31, 1994 and 1993 and the balance sheet data as of December 31, 1995, 1994 and 1993 are derived from audited consolidated financial statements not incorporated herein by reference. The statement of operations data for the six months ended June 30, 1998 and 1997 and the balance sheet data as of June 30, 1998 are derived from unaudited consolidated interim financial statements appearing in JSC's Quarterly Report on Form 10-Q for the six months ended June 30, 1998 incorporated herein by reference. Operating results for the six-month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998.

                                                       FOR THE SIX
                                                          MONTHS
                                                      ENDED JUNE 30,         FOR THE YEAR ENDED DECEMBER 31,
                                                      ---------------   ------------------------------------------
                                                       1998     1997     1997     1996     1995     1994    1993(A)
                                                      ------   ------   ------   ------   ------   ------   ------
                                                        (UNAUDITED)        (IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales...........................................  $1,688   $1,563   $3,238   $3,410   $4,093   $3,233   $2,947
Income (loss) before extraordinary item and
  cumulative effect of accounting changes...........      22      (11)       1      117      247       12     (175)
Basic income (loss) per common share before
  extraordinary item and cumulative effect of
  accounting changes................................  $  .20   $ (.10)  $  .01   $ 1.05   $ 2.23   $  .12   $(2.75)
Diluted income (loss) per common share before
  extraordinary item and cumulative effect of
  accounting changes................................  $  .19   $ (.10)  $  .01   $ 1.04   $ 2.21   $  .12   $(2.75)
Weighted average common shares
  outstanding--Basic..............................     111      111      111      111      111      101       64
Weighted average common shares
  outstanding--Diluted............................     113      112      113      112      112      101       64

                                                                                        DECEMBER 31,
                                                            JUNE 30,     ------------------------------------------
                                                              1998        1997     1996     1995     1994    1993(A)
                                                           -----------   ------   ------   ------   ------   ------
                                                           (UNAUDITED)      (IN MILLIONS, EXCEPT PER SHARE DATA)
Total assets.............................................    $ 2,773     $2,771   $2,688   $2,783   $2,759   $2,597
Long-term debt, less current maturities..................      2,051      2,025    1,934    2,111    2,392    2,619
Deferred income tax liability............................        361        362      363      328      208      232
Stockholders' deficit....................................       (365)      (374)    (375)    (487)    (730)  (1,058)
Cash dividends per common share..........................    $   --      $  --    $  --    $  --    $  --    $   --

------------
 (a) Results for 1993 included a $96 million pre-tax restructuring charge to improve JSC's long-term competitive position and a $54 million pre-tax charge for environmental and other charges.

STONE CONTAINER CORPORATION

     Stone's selected historical financial information for each of the five years in the period ended December 31, 1997 and for the six months ended June 30, 1998 and 1997 is set forth below. The statement of operations data for the years ended December 31, 1997, 1996 and 1995 and the balance sheet data as of December 31, 1997 and 1996 are derived from the audited consolidated financial statements included elsewhere in this Joint Proxy Statement/Prospectus. The statement of operations data for the years ended December 31, 1994 and 1993 and the balance sheet data as of December 31, 1995, 1994 and 1993 are derived from audited consolidated financial statements not included herein. The statement of operations data for the six months ended June 30, 1998 and 1997 and the balance sheet data as of June 30, 1998 are derived from the unaudited consolidated financial statements included elsewhere in this Joint Proxy Statement/Prospectus. Operating results for the six-month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998.

                                                       FOR THE SIX
                                                          MONTHS
                                                      ENDED JUNE 30,         FOR THE YEAR ENDED DECEMBER 31,
                                                      ---------------   ------------------------------------------
                                                       1998     1997     1997     1996     1995     1994     1993
                                                      ------   ------   ------   ------   ------   ------   ------
                                                        (UNAUDITED)        (IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales...........................................  $2,539   $2,381   $4,849   $5,142   $7,351   $5,749   $5,060
Income (loss) before extraordinary item and
  cumulative effect of accounting changes...........    (225)    (204)    (404)    (123)     445     (129)    (319)
Basic income (loss) per common share before
  extraordinary item and cumulative effect of
  accounting changes................................  $(2.30)  $(2.10)  $(4.16)  $(1.32)  $ 4.64   $(1.60)  $(4.59)
Diluted income (loss) per common share before
  extraordinary item and cumulative effect of
  accounting changes................................  $(2.30)  $(2.10)  $(4.16)  $(1.32)  $ 3.89   $(1.60)  $(4.59)
Weighted average common shares
  outstanding--Basic..............................     100       99       99       99       94       88       71
Weighted average common shares
  outstanding--Diluted............................     100       99       99       99      115       88       71

                                                                                        DECEMBER 31,
                                                            JUNE 30,     ------------------------------------------
                                                              1998        1997     1996     1995     1994     1993
                                                           -----------    ----     ----     ----     ----     ----
                                                           (UNAUDITED)      (IN MILLIONS, EXCEPT PER SHARE DATA)

Total assets.............................................    $ 5,706     $5,824   $6,354   $6,399   $7,005   $6,837
Long-term debt, less current maturities..................      3,909      3,936    3,951    3,885    4,432    4,268
Deferred income tax liability............................        129        216      410      493      381      471
Stockholders' equity.....................................         18        277      795    1,005      648      607
Cash dividends per common share..........................    $   --      $  --    $  .60   $  .30   $  --    $   --


                    HISTORICAL AND PRO FORMA PER SHARE DATA

     The following table sets forth selected historical and unaudited pro forma per share data for JSC and historical and equivalent unaudited pro forma per share data for Stone. The unaudited pro forma financial data assume that the Merger was consummated at the beginning of the earliest period presented and give effect to the Merger as a purchase under generally accepted accounting principles. The unaudited pro forma per share data for JSC are based upon the number of outstanding shares of JSC Common Stock adjusted to include the number of shares of JSC Common Stock that would be issued in the Merger. The unaudited pro forma equivalent per share data for Stone are based on the unaudited pro forma amounts per share for JSC, multiplied by the Exchange Ratio. The information set forth below should be read in conjunction with the historical consolidated financial data of JSC incorporated by reference herein and of Stone included herein.

                                                                                  AT OR FOR THE
                                                                                   YEAR ENDED       AT OR FOR THE
                                                                                  DECEMBER 31,     SIX MONTHS ENDED
                                                                                      1997          JUNE 30, 1998
                                                                                  -------------    ----------------
JSC (A):
Basic earnings (loss) per common share before extraordinary item
     Historical................................................................      $   .01            $  .20
     Pro forma combined........................................................        (1.94)            (1.00)
Book value per share
     Historical................................................................        (3.37)            (3.29)
     Pro forma combined........................................................         9.60              8.53

STONE (A):
Basic earnings (loss) per common share before extraordinary item
     Historical................................................................        (4.16)            (2.30)
     Pro forma equivalent......................................................        (1.92)             (.99)
Book value per share
     Historical................................................................         2.79               .18
     Pro forma equivalent......................................................         9.50              8.44

------------
 (a) JSC has not declared or paid any cash dividends on the JSC Common Stock for any of the periods presented. Stone has not declared or paid any cash dividends on the Stone Common Stock for any of the periods presented.


           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma condensed consolidated statements of operations and condensed consolidated balance sheet of SSCC were prepared to illustrate the estimated effects of the Merger, as if the transaction had occurred for the statement of operations as of the beginning of the periods presented and for the balance sheet presentation as of June 30, 1998.

     The pro forma adjustments are based upon available information and upon certain assumptions that JSC and Stone believe are reasonable. The pro forma condensed consolidated financial statements and accompanying notes should be read in conjunction with the historical financial statements of JSC and Stone, and the related notes thereto, incorporated by reference or included in this Joint Proxy Statement/Prospectus.

     The pro forma condensed consolidated financial statements are provided for informational purposes only in response to Securities and Exchange Commission ("SEC") requirements and do not purport to represent what SSCC's financial position or results of operations would actually have been if the Merger had in fact occurred at such dates or to project SSCC's financial position or results of operations for any future date or period.

     For financial accounting purposes, the acquisition of Stone will be accounted for using the purchase method of accounting. Accordingly, Stone's assets and liabilities have been adjusted, on a preliminary basis, to reflect their fair values in the pro forma condensed consolidated balance sheet as of June 30, 1998. The estimated effects resulting from these adjustments have been reflected in the pro forma condensed consolidated statements of operations. The allocation of the estimated purchase price and the estimated transaction fees and expenses included in the pro forma condensed consolidated financial statements are preliminary; final amounts may differ from those set forth herein and such differences may be material.


           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                      SMURFIT-STONE CONTAINER CORPORATION
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                                                                JUNE 30, 1998
                                                                            ------------------------------------------------------
                                                                               JSC          STONE        PRO FORMA         SSCC
                                                                            HISTORICAL    HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                                            ----------    ----------    -----------      ---------
                                                                                                (IN MILLIONS)
                                 ASSETS
Current assets:
     Cash and cash equivalents...........................................     $   15        $  110        $               $   125
     Receivables.........................................................        305           685             (7)(b)         983
     Inventories.........................................................        266           734             59 (a)       1,059
     Deferred income taxes...............................................         30            24                             54
     Prepaid expenses and other current assets...........................         19           113                            132
                                                                            ----------    ----------    -----------      ---------
          Total current assets...........................................        635         1,666             52           2,353

Property, plant and equipment, net.......................................      1,512         2,314          1,519 (a)       5,520
                                                                                                              175 (c)
Timberland, net..........................................................        264            48                            312
Goodwill, net............................................................        233           451          1,388 (a)       2,161
                                                                                                               42 (e)
                                                                                                               47 (g)
Investment in non-consolidated affiliates................................          8           844            (26)(a)         826
Other assets.............................................................        121           383            (73)(a)         456
                                                                                                               25 (f)
                                                                            ----------    ----------    -----------      ---------
                                                                              $2,773        $5,706        $ 3,149         $11,628
                                                                            ----------    ----------    -----------      ---------
                                                                            ----------    ----------    -----------      ---------
                      LIABILITIES AND STOCKHOLDERS'
                            EQUITY (DEFICIT)
Current liabilities:
     Current maturities of long-term debt................................     $   22        $  639        $     1 (a)     $   445
                                                                                                             (217)(f)
     Accounts payable....................................................        294           323             (7)(b)         610
     Other accrued liabilities...........................................        188           349                            537
                                                                            ----------    ----------    -----------      ---------
          Total current liabilities......................................        504         1,311           (223)          1,592

Long-term debt, less current maturities..................................      2,051         3,909            176 (a)       6,495
                                                                                                              175 (c)
                                                                                                              242 (f)
                                                                                                              (58)(g)
Other long-term liabilities..............................................        222           339             57 (a)         618
Deferred income taxes....................................................        361           129            506 (a)         996
Minority interest........................................................                                      93 (a)          93
Stockholders' equity (deficit):
     Preferred stock.....................................................                      115           (115)(a)
     Common stock and additional paid-in capital.........................      1,169           974           (974)(a)       3,368
                                                                                                            2,052 (a)
                                                                                                               42 (e)
                                                                                                              105 (g)
     Retained earnings (deficit).........................................     (1,534)         (705)           705 (a)      (1,534)
     Accumulated other comprehensive income..............................                     (366)           366 (a)
                                                                            ----------    ----------    -----------      ---------
          Total stockholders' equity (deficit)...........................       (365)           18          2,181           1,834
                                                                            ----------    ----------    -----------      ---------
                                                                              $2,773        $5,706        $ 3,149         $11,628
                                                                            ----------    ----------    -----------      ---------
                                                                            ----------    ----------    -----------      ---------
Common stock shares outstanding..........................................        111           100             (1)(d)         215
                                                                                                                5 (g)

               See accompanying notes to the Unaudited Pro Forma
                  Condensed Consolidated Financial Statements.


                PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                      SMURFIT-STONE CONTAINER CORPORATION
           PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      JSC          STONE        PRO FORMA       SSCC
                                                                   HISTORICAL    HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                                   ----------    ----------    -----------    ---------
                                                                           (IN MILLIONS, EXCEPT PER SHARE DATA)
Six Months Ended June 30, 1998:
     Net sales..................................................     $1,688        $2,539        $   (44)(b)   $ 4,195
                                                                                                      12 (c)
     Cost of goods sold.........................................      1,406         2,267             12 (a)     3,651
                                                                                                     (44)(b)
                                                                                                      10 (c)
     Selling and administrative expenses........................        143           248                          391
                                                                   ----------    ----------    -----------    ---------
     Income from operations.....................................        139            24            (10)          153
     Interest expense...........................................         96           237            (17)(a)       328
                                                                                                       8 (c)
                                                                                                       7 (f)
                                                                                                      (3)(g)
     Equity (loss) from affiliates..............................         (1)          (36)                         (37)
     Other income (expense)--net..............................                      (47)                         (47)
                                                                   ----------    ----------    -----------    ---------
     Income (loss) before income taxes, minority interest and
       extraordinary item.......................................         42          (296)            (5)         (259)
     Provision for (benefit from) income taxes..................         20           (71)             4 (a)       (47)
     Minority interest expense..................................                                       4 (a)         4
                                                                   ----------    ----------    -----------    ---------
     Income (loss) before extraordinary item....................     $   22        $ (225)       $   (13)      $  (216)
                                                                   ----------    ----------    -----------    ---------
                                                                   ----------    ----------    -----------    ---------

     Basic earnings (loss) per common share before extraordinary
       item.....................................................     $  .20       $(2.30)                      $(1.00)
                                                                   ----------
                                                                   ----------

     Diluted earnings (loss) per common share before
       extraordinary item.......................................     $  .19       $(2.30)                      $(1.00)
                                                                   ----------
                                                                   ----------

     Weighted average common shares outstanding --
          Basic.................................................        111           100             (1)(d)       215
                                                                                                       5 (g)
     Weighted average common shares outstanding --
          Diluted...............................................        113           100             (3)(d)       215
                                                                                                       5 (g)

               See accompanying notes to the Unaudited Pro Forma
                  Condensed Consolidated Financial Statements.


                PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                      SMURFIT-STONE CONTAINER CORPORATION
                  PRO FORMA CONDENSED CONSOLIDATED STATEMENTS
                          OF OPERATIONS--(CONTINUED)

                                                                      JSC          STONE        PRO FORMA       SSCC
                                                                   HISTORICAL    HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                                   ----------    ----------    -----------    ---------
                                                                           (IN MILLIONS, EXCEPT PER SHARE DATA)
Year Ended December 31, 1997:
     Net sales..................................................     $3,238        $4,849        $  (100)(b)   $ 8,014
                                                                                                      27 (c)
     Cost of goods sold.........................................      2,776         4,456              1 (a)     7,158
                                                                                                    (100)(b)
                                                                                                      25 (c)
     Selling and administrative expenses........................        258           482                          740
                                                                   ----------    ----------    -----------    ---------
     Income from operations.....................................        204           (89)             1           116
     Interest expense...........................................        190           457            (34)(a)       636
                                                                                                      16 (c)
                                                                                                      13 (f)
                                                                                                      (6)(g)
     Equity (loss) from affiliates..............................         (2)          (71)                         (73)
     Other income--net........................................                         12                           12
                                                                   ----------    ----------    -----------    ---------
     Income (loss) before income taxes, minority interest and
       extraordinary item.......................................         12          (605)            12          (581)
     Provision for (benefit from) income taxes..................         11          (201)            16 (a)      (174)
     Minority interest expense..................................                                       8 (a)         8
                                                                   ----------    ----------    -----------    ---------
     Income (loss) before extraordinary item....................     $    1        $ (404)       $   (12)      $  (415)
                                                                   ----------    ----------    -----------    ---------
                                                                   ----------    ----------    -----------    ---------

     Basic earnings (loss) per common share before extraordinary
       item.....................................................     $  .01        $(4.16)                     $ (1.94)
                                                                   ----------    ----------    -----------    ---------
                                                                   ----------    ----------    -----------    ---------

     Diluted earnings (loss) per common share before
       extraordinary item.......................................     $  .01        $(4.16)                     $ (1.94)
                                                                   ----------    ----------    -----------    ---------
                                                                   ----------    ----------    -----------    ---------

     Weighted average common shares outstanding --
          Basic.................................................        111            99             (1)(d)       214
                                                                                                       5 (g)
     Weighted average common shares outstanding --
          Diluted...............................................        113            99             (3)(d)       214
                                                                                                       5 (g)

               See accompanying notes to the Unaudited Pro Forma
                  Condensed Consolidated Financial Statements.


           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                      SMURFIT-STONE CONTAINER CORPORATION
                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

(a) To record:

    Balance Sheet

    o The conversion of 99.6 million shares of Stone common stock into 98.6 million shares of JSC common stock at a fair value of $2,052 million, determined based upon an average market price of $20.87 for JSC shares five days before and after May 10, 1998, the date of the Merger Agreement, net of estimated registration costs of $5 million;

    o The reclassification of preferred stock outstanding of $115 million to minority interest at fair value determined based on the quoted market price for 4.6 million shares of Stone Series E Preferred Stock of $20.25 at June 30, 1998;

    o Acquired assets and liabilities, including indebtedness, at fair value;

    o Excess purchase price as goodwill; and

    o Estimated JSC merger costs of $45 million directly attributable to the cost of acquisition representing primarily financial advisor and legal fees.

    Statements of Operations

    o Depreciation of property, plant and equipment over an average life of seventeen years;

    o Amortization of goodwill over a forty year period;

    o The net effect of adjusting assets and liabilities to fair value;

    o The net effect to interest expense resulting from the elimination of Stone deferred financing cost, adjustment of long term debt to fair value, and additional debt resulting from estimated merger costs; and

    o The reclassification of preferred stock dividends to minority interest expense.

    Tax effects are recorded assuming a 39% tax rate.

    The allocation of fair values to assets and liabilities, including intangibles and property, plant and equipment was performed on a preliminary basis. Based upon additional analyses and evaluations to be performed, the final amounts to be allocated to assets and liabilities may differ from those amounts included herein and such differences may be material. In particular the amount allocated to property, plant and equipment will change upon completion of certain valuations and other studies. A $100 million increase in property, plant and equipment and a corresponding decrease in goodwill would increase the pro forma after-tax loss by $1 million for the year ended December 31, 1997. In addition, the fair value of certain of Stone's major contracts has yet to be finalized and any resulting asset or liability would result in an increase or decrease in goodwill and related amortization.

(b) To eliminate the effects of sales transactions between JSC and Stone.

(c) To record the effects of the acquisition of a containerboard machine pursuant to the asset purchase agreement dated as of May 10, 1998 between JSCUS, as buyer, and Smurfit Paperboard, Inc. as seller.

(d) To convert Stone Common Stock to JSC Common Stock using a 0.99 conversion factor and eliminate anti-dilutive options for diluted weighted average common shares.

(e) To record the vesting of 6.1 million Stone stock options based on their intrinsic value. No compensation expense was included in the pro forma statements of operations because the acceleration of vesting would not require the determination of a new measurement date under APB No. 25.


           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                      SMURFIT-STONE CONTAINER CORPORATION
                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(f) To record the effects of the Amended JSC Credit Agreement including:

BALANCE SHEET                                                  PRINCIPAL
-------------                                                -------------
    New Borrowing                                            June 30, 1998
    Term Loan A (variable rate of 8.84%) due 2001.............     $ 325

    The interest rate on the term loan is based on the assumed LIBOR rate of 5.60%. A one-eighth of one percent change in the interest rate would impact interest expense by less than $1 million for both the six months ended June 30, 1998 and the year ended December 31, 1997.

    REPAYMENT OF CERTAIN EXISTING STONE SENIOR DEBT:

    12.625% senior notes due 1998...................................................       $ 150
    Revolving credit facility (8.6% weighted average rate) due May 15, 1999.........         150
                                                                                          ------
    Total Stone Debt to be Repaid...................................................         300
                                                                                          ------
    Net increase to total debt......................................................       $  25
                                                                                          ======

    The $325 million term loan excludes additional new borrowings of $225 million. Those borrowings are assumed to be used to pay Merger and registration costs of $50 million, reflected in Note (a) and to acquire a containerboard machine from Smurfit Paperboard, Inc. for $175 million, reflected in Note (c).

    The net increase to total debt results from payments of deferred debt issuance costs of $25 million.

    A reclassification adjustment was made to properly state the current and long-term portions of total debt.

    In addition to the new borrowing, approximately $2 billion of JSC and Stone debt will be modified, resulting in increased interest rates. For accounting purposes, the debt modification is not considered substantially different and does not result in an extinguishment of debt. The effect on interest expense is reflected under the Statements of Operations section of this footnote.

                                                                                 SIX MONTHS
                                                                                   ENDED       YEAR ENDED
                                                                                  JUNE 30,    DECEMBER 31,
    STATEMENT OF OPERATIONS                                                         1998          1997
    ---------------------------------------------------------------------------  ----------   ------------
    Interest expense on the $325 million Term Loan.............................      $ 14          $ 29
    Amortization of new deferred debt issuance costs...........................         4             8
    Less interest expense on extinguished debt.................................       (16)          (32)
    Net interest expense increase on modified debt.............................         5             8
                                                                                     ----          ----
    Net interest expense increase..............................................      $  7          $ 13
                                                                                     ====          ====

(g) To record the July, 1998 conversion of $58 million of Stone 8.875% convertible senior subordinated notes (convertible at $11.55 per share) into
    5.06 million shares of Stone Common Stock. Stone Common Stock is assumed to be converted into 0.99 shares of JSC common stock at a fair value of $105 million, determined based upon an average market price of $20.87 for JSC shares five days before and after May 10, 1998, the date of the Merger Agreement. The statements of operations reflect the reduction in interest expense related to the converted debt.


                           ROLE OF FINANCIAL ADVISORS

OPINION OF FINANCIAL ADVISOR TO JSC

     JSC retained Merrill Lynch to act as its exclusive financial advisor in connection with a possible business combination. On May 10, 1998, Merrill Lynch rendered its oral opinion to the JSC Board (subsequently confirmed in writing) (the "Merrill Lynch Opinion") that, as of such date and based upon and subject to certain factors and assumptions, the Exchange Ratio was fair from a financial point of view to JSC.

     THE FULL TEXT OF THE MERRILL LYNCH OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED AS ANNEX E TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERRILL LYNCH OPINION. THE MERRILL LYNCH OPINION WAS PROVIDED TO THE JSC BOARD FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO TO JSC, DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY JSC TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY JSC STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE STOCK ISSUANCE OR ANY MATTER RELATED THERETO. STOCKHOLDERS OF JSC SHOULD READ SUCH OPINION IN ITS ENTIRETY.

     The Exchange Ratio was determined through negotiations between Stone and JSC and was approved by the JSC Board. Merrill Lynch provided advice to JSC during the course of such negotiations.

     The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch Opinion or the presentation made by Merrill Lynch to the JSC Board. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

     In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, JSC or Stone. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the Merrill Lynch Opinion was among several factors taken into consideration by the JSC Board in making its determination to approve the Merger Agreement and the Merger. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the JSC Board or JSC's management with respect to the fairness of the Exchange Ratio.

     In arriving at its opinion, Merrill Lynch, among other things, (i) reviewed certain publicly available business and financial information relating to Stone and JSC which Merrill Lynch deemed to be relevant, (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Stone and JSC (with respect to Stone such financial forecasts were limited to forecasts for fiscal year 1998), as well as the amount and timing of the cost savings, related expenses and synergies expected to result from the Merger (the "Expected Synergies"), furnished to Merrill Lynch by JSC, (iii) conducted discussions with members of senior management and representatives of Stone and JSC concerning the matters described in clauses (i) and (ii) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies, (iv) reviewed the market prices and valuation multiples for the Stone Common Stock and the JSC Common Stock and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be relevant, (v) reviewed the results of operations of Stone and JSC and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be relevant, (vi) compared the proposed financial terms of the Merger with the financial terms of certain other transactions which Merrill Lynch deemed to be relevant, (vii) participated in certain discussions and negotiations among representatives of Stone and JSC and their financial and legal advisors, (viii) reviewed the potential pro forma impact of the Merger, (ix) reviewed a draft of the Merger Agreement and (x) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information and Merrill Lynch has not undertaken an independent evaluation or appraisal of any of the assets or liabilities of Stone or JSC or been furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Stone or JSC. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with Merrill Lynch by Stone or JSC, Merrill Lynch assumed that they have been reasonably prepared or reviewed and reflect the best currently available estimates and judgment of Stone's or JSC's management as to the expected future financial performance of Stone or JSC, as the case may be, and the Expected Synergies. Merrill Lynch has not been provided with financial forecasts for Stone beyond 1998 and has relied exclusively on publicly available analysts' forecasts for Stone for 1999 and thereafter. Merrill Lynch further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Merrill Lynch also assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Merrill Lynch.

     The Merrill Lynch Opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, and on the information made available to us as of, the date of such opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

     The following is a summary of the material financial analyses presented by Merrill Lynch to the JSC Board in connection with the rendering of the Merrill Lynch Opinion.

STONE VALUATION

     Historical Stock Performance. Merrill Lynch analyzed the historical stock price of Stone Common Stock. In conducting its analysis, Merrill Lynch examined the performance of Stone Common Stock over the twelve months preceding April 27, 1998. Merrill Lynch analyzed both the stock price (noting the timing of various events relating to Stone) and the trading volume during this period. In addition, Merrill Lynch analyzed the relative trading performance of Stone Common Stock by comparing it to the average stock performance of the Container Group (as defined below) over the twelve months preceding April 27, 1998.

     Premiums Paid Analysis. Merrill Lynch calculated the premium of the implied offer price of $20.54 per share of Stone Common Stock to the share price as of April 27, 1998, and to certain historical closing share prices of Stone Common Stock over the two-year period through April 27, 1998. The historical periods used included the one-week, two-week, three-week, high, low, 30-day, 60-day, 90-day, 180-day, one-year and two-year average share prices. The premiums to the share price for these periods respectively were 37.7%, 43.0%, 48.6%, 17.4%, 113.3%, 52.5%, 58.4%, 61.7%, 68.5%, 51.8% and 48.1%. These premiums were then compared with historical premiums paid on all deals from 1992 to 1997.
The average premium paid on all deals during any one of the years from 1992 to 1997 ranged from 35.7% to 44.7% (based on the closing share price five days prior to the announcement of the transaction). Merrill Lynch also compared the historical premiums paid using a transaction specific analysis. Merrill Lynch calculated the premiums of the offer price to the 1-day, 1-week, 1-month, 3-month and 6-month trailing closing share price of the target paid in the Bowater Inc./Avenor Inc. transaction, the James
River Corporation of Virginia/Fort Howard Corporation transaction, the Abitibi-Price Inc./Stone-Consolidated Corporation transaction and the Kimberly-Clark Corporation/Scott Paper Company transaction. Finally,
Merrill Lynch applied premiums ranging from 30% to 45% to the Stone share price of $15.50 per share as of April 27, 1998, and derived a summary reference range of implied per share equity values of $20.15 to $22.48.

     Selected Comparable Companies Analysis. Merrill Lynch compared the trading multiples for Stone to corresponding multiples of a selected group of container companies consisting of Temple-Inland Inc., JSC, Stone, Willamette Industries Inc., Gaylord Container Corporation and Union Camp Corporation (the "Container Group"). Market Capitalization (defined as market value of common equity plus liquidation value of redeemable preferred stock, minority interest and total debt, less cash and cash equivalents) as a multiple of Stone's average of 1995 and 1997 earnings before interest, taxes, depreciation and amortization ("Normalized EBITDA"), Stone's 1995 EBITDA ("Peak EBITDA") and Stone's 1997 EBITDA were 6.6x, 3.6x and 38.4x, respectively, based on the closing price of Stone Common Stock on April 27, 1998 of $15.50. Based on April 27, 1998 closing share prices, Merrill Lynch calculated the mean Normalized EBITDA, Peak EBITDA and 1997 EBITDA multiples for the Container Group to be 7.2x, 4.9x and 16.3x, respectively. Based on its analysis, Merrill Lynch derived a summary reference range of implied per share equity values of $15.07 to $36.28 for Peak EBITDA and $15.26 to $27.76 for Normalized EBITDA.

     The use of EBITDA as a tool in financial analyses is an accepted benchmark in the financial community, generally, and is a primary benchmark with respect to the forest products industry, in particular. It provides meaningful and useful information concerning the operating cash flow of a business and is frequently used in this context as a measure of the ability of an entity to service debt. Its use also facilitates comparisons between companies by focusing the comparison on the operating results of the businesses and minimizing the effects on the comparison of differences in non-operating aspects of the various businesses, such as leverage and treatment of fixed assets (e.g., owned or leased, depreciation methods). While EBITDA is used by the financial community for these purposes, it does not replace, and is not intended as an alternative to, GAAP earnings (loss) as a measure of financial performance, or GAAP cash flow as a measure of liquidity.

     The companies in this industry have experienced substantial cyclicality in the operations and financial results; accordingly, a comparison of the financial data of one year to another, or of one company to that of another from a different year, might be misleading if it did not take into account the point in the business cycle from which the data was derived. The analysis included herein attempts to recognize the cyclicality and to note, where relevant, that the data derives from a high point in the business cycle (e.g., Peak EBITDA) or has been "normalized" by averaging across differing points in the business cycle.

     No company in the Container Group is identical to Stone. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of Stone and the companies in the Container Group.

     Selected Comparable Transactions Analysis. Merrill Lynch reviewed certain publicly available information regarding five selected acquisitions relating to paper, forest products and linerboard businesses and calculated historical EBITDA multiples for such transactions. The mean and median of Transaction Value (defined as fully-diluted (on a treasury stock basis) shares outstanding for the target company multiplied by the offer price per share plus net debt, liquidation value of redeemable preferred stock and minority interest) as a multiple of LTM EBITDA for the comparable transactions were 9.0x and 9.3x, respectively. The mean and median of Transaction Value as a multiple of trailing five-year average EBITDA for the comparable transactions were 11.6x and 11.6x, respectively. The mean and median of Transaction Value as a multiple of trailing five-year Peak EBITDA for the comparable transactions were 6.8x and 5.8x, respectively. Based on its analysis of such multiples, Merrill
Lynch calculated a summary reference range of implied per share equity values of Stone Common Stock of $29.75 to $50.96 based on Peak EBITDA and $27.76 to $45.62 based on Normalized EBITDA.

     No company or transaction used in the above analysis as a comparison was identical to JSC or Stone or the Merger, respectively. Accordingly, an analysis of the results of the comparison is not purely mathematical; rather it involves complex considerations and judgments concerning differences in historical projected financial and operating characteristics of the comparable acquired companies and other factors that could affect the acquisition value of such companies and Stone.

     Segment Valuation. Merrill Lynch performed separate valuations of the separate business segments of Stone by applying the appropriate peak and normalized multiples to the respective historical Peak and Normalized EBITDA of each segment. Merrill Lynch valued the core consolidated linerboard, corrugated, kraft paper and bag assets ("Brown Assets") within a range of $4,669 million to $5,699 million and the non-core assets and equity instruments ("Non-Brown Assets") within a range of $1,563 million to $1,704 million. Based on such analysis, Merrill Lynch calculated a summary reference range of implied per share equity values of $20.05 to $31.84.

     Discounted Cash Flow Analysis. In rendering its opinion, Merrill Lynch placed no reliance on a discounted cash flow analysis due to the cyclicality of the industry. However, Merrill Lynch calculated, using a discounted cash flow methodology, a range of per share equity values for Stone based on (i) projections of Salomon Smith Barney research for the years 1998 to 2001, (ii) a range of normalized terminal EBITDA multiples of 6.6x to 8.0x, (iii) a range of discount rates from 10.0% to 12.0%, (iv) 99.7 million fully-diluted shares outstanding, (v) net debt and preferred stock of $3,476 million and (vi) Expected Synergies, all of which were allocated to Stone, based on estimates provided by JSC management. Based on its analysis, Merrill Lynch derived a summary reference range of implied per share equity values of $12.41 to $23.92 (with synergies).

JSC VALUATION

     Historical Stock Performance. Merrill Lynch analyzed the historical stock price of JSC Common Stock. In conducting its analysis, Merrill Lynch examined the performance of JSC Common Stock over the twelve months preceding April 27, 1998. Merrill Lynch analyzed both the stock price (noting the timing of various events relating to JSC) and the trading volume during this period. In addition, Merrill Lynch analyzed the relative trading performance of JSC Common Stock by comparing it to the average stock performance of the Container Group over the twelve months preceding April 27, 1998.

     Selected Comparable Companies Analysis. Merrill Lynch compared the trading multiples for JSC to corresponding multiples of the Container Group. The ratio of JSC's price to Normalized EBITDA, Peak EBITDA and 1997 EBITDA were 8.0x, 5.8x and 13.1x, respectively, based on the closing price of JSC Common Stock on April 27, 1998 of $20.75. Based on April 27, 1998 closing share prices, Merrill Lynch calculated the mean Normalized EBITDA for the Container Group to be 7.2x, the mean Peak EBITDA multiple to be 4.9x, and the mean 1997 EBITDA multiple to be 16.3x. Based on its analysis, Merrill Lynch derived a summary reference range of implied per share equity values of $16.37 and $21.73 using Normalized EBITDA, $12.22 to $21.02 using Peak EBITDA and $9.46 to $20.75 using 1997 EBITDA.

     No company in the Container Group is identical to JSC. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of JSC and the companies in the Container Group.

     Segment Valuation Analysis. Merrill Lynch performed separate valuations of the separate business segments of JSC by applying the appropriate peak and normalized multiples to the respective historical Peak and Normalized EBITDA of each segment. Merrill Lynch valued the Brown Assets within a range of $2,426 million to $2,965 million and the Non-Brown Assets within a range of $1,889 million to $2,392 million. Based on such analysis, Merrill Lynch calculated a summary reference range of implied per share equity values of $20.60 to $29.98.

     Discounted Cash Flow Analysis. In rendering its opinion, Merrill Lynch placed no reliance on a discounted cash flow analysis due to the cyclicality of the industry. However, Merrill Lynch calculated, using a discounted cash flow methodology, a range of per share equity values for JSC based on (i) projections prepared by management of JSC for the years 1998 to 2002, (ii) a range of Normalized EBITDA multiples from 7.1x to 8.2x, (iii) a range of discount rates from 8.5% to 10.5% and (iv) 111.0 fully-diluted shares outstanding. Based on its analysis, Merrill Lynch derived a summary reference range of implied per share equity values of $10.96 to $16.59.

RELATIVE VALUATION SUMMARY

     Merrill Lynch reviewed the relative valuations of JSC and Stone using relative historical exchange ratio analysis, relative premiums paid analysis, relative comparable public companies analysis, relative segment valuation analysis, relative contribution analysis and relative discounted cash flow analysis with and without Expected Synergies.

     Historical Exchange Ratio Analysis. Merrill Lynch compared the Exchange Ratio to the historical implied exchange ratio of Stone Common Stock to JSC Common Stock. In conducting its analysis, Merrill Lynch examined the implied ratio over the twelve months preceding April 27, 1998. Merrill Lynch calculated the implied exchange ratio for the current, high, low, 30-day average, 60-day average, 90-day average, 180-day average, one-year average and two-year average periods. The implied exchange ratios over these periods were 0.747x, 1.391x, 0.668x, 0.738x, 0.749x, 0.764x, 0.759x, 0.793x and 0.944x, respectively.

     Relative Premium Paid Analysis. Merrill Lynch noted the premium of the Exchange Ratio to the current market exchange ratio of 0.747x, based on closing share prices of JSC and Stone of $20.75 and $15.50 as of April 27, 1998, respectively, to be 32.5%. Merrill Lynch compared the current exchange ratio premium with historical premiums paid on all deals from 1992 to 1997 and with historical premiums paid in selected transactions, per the stand alone Premiums Paid Analysis of Stone. Based on a range of premiums of 30% to 45%, Merrill Lynch derived a summary reference range of implied exchange ratios of 0.97x to 1.08x.

     Relative Comparable Public Companies Analysis. Based on the comparable public companies analysis for JSC and Stone, Merrill Lynch calculated implied exchange ratios by comparing the highest implied per share equity price for JSC to the highest implied per share equity price for Stone, and the lowest implied per share equity price for JSC to the lowest per share equity price for Stone. Using a Normalized EBITDA multiple valuation range, Merrill Lynch derived a summary reference range of implied exchange ratios of 0.93x to 1.28x. Using a Peak EBITDA multiple valuation range, Merrill Lynch derived a summary reference range of implied exchange ratios of 1.23x to 1.73x.

     Relative Segment Valuation Analysis. Based on the segment valuation analysis for JSC and Stone, Merrill Lynch calculated implied exchange ratios by comparing the highest implied per share equity price for JSC to the highest implied per share equity price for Stone, and the lowest implied per share equity price for JSC to the lowest per share equity price for Stone. The high and the low implied equity values per share for JSC were $20.60 and $29.98, respectively. The high and the low implied equity values per share for Stone were $20.05 and $31.84, respectively. Based on 99.7 million shares outstanding for Stone and 111.0 million shares outstanding for JSC, Merrill Lynch derived a summary reference range of implied exchange ratios of 0.97x to 1.06x.

     Relative Contribution Analysis. Merrill Lynch compared the pro forma fully diluted enterprise value ownership interest of 21.2% for the stockholders of JSC to the relative pro forma equity contributions of JSC and Stone to both Peak and Normalized Pro Forma Sales, Pro Forma EBITDA and Pro Forma EBIT of the combined company (excluding the impact of potential synergies). The equity contribution of JSC stockholders to Normalized and Peak Pro Forma Sales was 19.9% and 19.0%, respectively. The equity contribution of JSC stockholders to Normalized and Peak Pro Forma EBITDA was 16.8% and 20.1%, respectively. The equity contribution of JSC stockholders to Normalized and Peak Pro Forma EBIT was 17.7% and 22.8%, respectively. As a result, Merrill Lynch derived a summary reference range of implied exchange ratios of 0.88x to 1.43x.

     Relative Discounted Cash Flow Analysis. In rendering its opinion, Merrill Lynch placed no reliance on a discounted cash flow analysis due to the cyclicality of the industry. However, using a relative discounted cash flow methodology, Merrill Lynch calculated a range of implied exchange ratios based on (i) projections prepared by the management of JSC (for JSC) and Salomon Smith Barney research (for Stone), (ii) a range of terminal EBITDA multiples of 6.6x to 8.0x for JSC and 7.1x to 8.2x for Stone, (iii) a range of discount rates of 10.0% to 12.0% for JSC and 8.5% to 10.5% for Stone, (iv) 111.0 million shares outstanding for JSC and 99.7 million shares outstanding for Stone and (v) Expected Synergies based on estimates provided by JSC management. The summary reference range of implied exchange ratios resulting from the relative discounted cash flow analysis ranged from 0.68x to 1.05x without synergies and 1.13x to 1.44x with synergies.

     Merger Consequences Analysis. Due to the cyclicality of the industry, projections relating to the consequences of the Merger are not necessarily the reflection of actual results and such projections may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. Merrill Lynch examined the pro forma impact of the Merger on JSC's earnings per share based upon estimates of Stone projected financial performance prepared by Salomon Smith Barney research, and estimates of JSC projected financial performance and Expected Synergies prepared by the management of JSC. This analysis indicated that, compared to JSC management estimates for JSC, the Merger would be dilutive in fiscal year 1998, and highly accretive to JSC's earnings per share in each of fiscal years 1999 to 2001.

     Merrill Lynch also examined a street case pro forma impact of the Merger on JSC's earnings per share based upon estimates of Stone and JSC projected financial performance prepared by Salomon Smith Barney research and Expected Synergies prepared by the management of JSC. This analysis indicated that, compared to Salomon Smith Barney estimates for JSC, the Merger would be dilutive in fiscal year 1998 and highly accretive to JSC's earnings per share in 1999.

     Pursuant to a letter agreement between JSC and Merrill Lynch, JSC agreed to pay Merrill Lynch a fee of $10,000,000 contingent upon and payable in cash upon the consummation of (i) a merger, consolidation, reorganization or other business combination pursuant to which a majority of the business of Stone is combined with a majority of JSC, (ii) the acquisition by JSC, whether by tender or exchange offer, negotiated purchase or other means of a majority of the stock of Stone, or (iii) the acquisition by JSC of all or a substantial portion of the assets of Stone. Additionally, JSC agreed to reimburse Merrill Lynch for reasonable out-of-pocket expenses, including, without limitation, reasonable fees and disbursements of its legal counsel. JSC has also agreed to indemnify Merrill Lynch and certain related persons for certain liabilities related to or arising out of its engagement, including liabilities under the federal securities laws.

     JSC retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     Merrill Lynch has, in the past, provided financial advisory and financing services to JSC and Stone and/or its affiliates and may continue to do so and has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of JSC and Stone for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF FINANCIAL ADVISOR TO STONE

     Stone retained Salomon Brothers Inc and Smith Barney Inc., which subsequently merged to form Salomon Smith Barney Inc. (together with such predecessors, "Salomon Smith Barney"), pursuant to a letter agreement dated December 1, 1997, as amended through the date of this Joint Proxy Statement/Prospectus (the "Engagement Letter"), to render financial advisory and investment banking services to Stone in connection with a potential merger with JSC. Pursuant to the Engagement Letter, Salomon Smith Barney rendered an oral opinion to the Stone Board on May 10, 1998 (subsequently confirmed in writing, the "Salomon Smith Barney May Opinion") to the effect that, based upon and subject to certain considerations, as of such date, the Exchange
Ratio was fair, from a financial point of view, to the holders of Stone
Common Stock.  Salomon Smith Barney has confirmed the Salomon Smith Barney
May Opinion with a written opinion dated the date of this Joint Proxy Statement/Prospectus (the "Salomon Smith Barney Update Opinion"). In connection with the Salomon Smith Barney Update Opinion, Salomon Smith
Barney updated certain of the analyses performed in connection with the Salomon Smith Barney May Opinion and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith.

     THE FULL TEXT OF THE SALOMON SMITH BARNEY UPDATE OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY SALOMON SMITH BARNEY, IS ATTACHED AS ANNEX F TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE SALOMON SMITH BARNEY UPDATE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE SALOMON SMITH BARNEY UPDATE OPINION. NO LIMITATIONS WERE IMPOSED BY STONE OR THE STONE BOARD WITH RESPECT TO THE INVESTIGATIONS MADE OR PROCEDURES FOLLOWED BY SALOMON SMITH BARNEY IN RENDERING ITS OPINIONS. SALOMON SMITH BARNEY WAS NOT REQUESTED TO, NOR DID IT, SEEK ALTERNATIVE PARTICIPANTS FOR A PROPOSED TRANSACTION WITH STONE. STOCKHOLDERS ARE URGED TO READ THE SALOMON SMITH BARNEY UPDATE OPINION IN ITS ENTIRETY.

     In connection with rendering the Salomon Smith Barney Update Opinion, Salomon Smith Barney reviewed and analyzed, among other things, the following:
(i) the Merger Agreement, the Standstill Agreement (as amended, the "Standstill Agreement") dated as of May 10, 1998 among JSG, MSLEF and JSC, the Voting Agreement (the "Voting Agreement") dated as of May 10, 1998, as amended, among SIBV, MSLEF and Roger W. Stone, the Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of May 10, 1998 among SIBV, JSG, MSLEF, JSC and certain other parties and the Asset Purchase Agreement (the "Asset Purchase Agreement") dated as of May 10, 1998 between Jefferson Smurfit Corporation (U.S.) ("JSCUS"), as buyer, and Smurfit Packaging Corporation, as seller; (ii) certain publicly available information concerning Stone, including the Annual Reports on Form 10-K of Stone for each of the years in the three year period ended December 31, 1997 and the Quarterly Reports on Form 10-Q of Stone for the quarters ended March 31, 1998 and June 30, 1998; (iii) certain internal information concerning the business and operations of Stone, furnished to Salomon Smith Barney by Stone for purposes of its analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, Stone Common Stock; (v) certain publicly available information concerning JSC, including the Annual Reports on Form 10-K of JSC for each of the years in the three year period ended December 31, 1997 and the Quarterly Reports on Form 10-Q of JSC for the quarters ended March 31, 1998 and June 30, 1998; (vi) certain internal information concerning the business and operations of JSC, furnished to Salomon Smith Barney by JSC for purposes of its analysis; (vii) certain publicly available information concerning the trading of, and the trading market for, the JSC Common Stock; (viii) certain publicly available information with respect to certain other companies that Salomon Smith Barney believed to be comparable to Stone or JSC and the trading markets for certain of such other companies' securities; (ix) certain publicly available information concerning the nature and terms of certain other transactions that Salomon Smith Barney considered relevant to its inquiry; and (x) certain publicly available information, prepared by third parties, including equity research analysts, concerning the business, operations and financial prospects of Stone and JSC and the sectors in which they operate. Salomon Smith Barney also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant. Salomon Smith Barney met with certain officers and employees of Stone and JSC to discuss the foregoing as well as other matters Salomon Smith Barney believed were relevant to its inquiry.

     In its review and analysis and in arriving at each opinion, Salomon Smith Barney assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available and neither attempted independently to verify nor assumed any responsibility for verifying any of such information and further relied upon the assurances of the management of Stone that they are not aware of any facts that would make any of such information inaccurate or misleading. Salomon Smith Barney did not conduct a physical inspection of any of the properties or facilities of Stone or JSC nor did it make or obtain or assume any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities. With respect to financial forecasts, Salomon Smith Barney relied on publicly available third party equity research forecasts, which had been approved by the management of Stone. Salomon Smith Barney expressed no view with respect to such projections or the assumptions on which they were based. Salomon Smith Barney further assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Merger Agreement.

     In conducting its analysis and arriving at its opinions, Salomon Smith Barney considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (1) the historical and current financial position and results of operations of Stone and JSC; (2) the business prospects of Stone and JSC; (3) the historical and current market for the Stone Common Stock, the JSC Common Stock and the equity securities of certain other companies that Salomon Smith Barney believed to be comparable to Stone or JSC; and (4) the nature and terms of certain other transactions that Salomon Smith Barney believed to be relevant. Salomon Smith Barney also took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuation generally. Salomon Smith Barney was not asked to consider, and its opinions do not address, the relative merits of the Merger as compared to any alternative business strategy that might exist for Stone. Salomon Smith Barney's opinions necessarily were based on conditions as they existed and could be evaluated on the respective dates thereof and Salomon Smith Barney assumed no responsibility to update or revise its opinions based upon circumstances or events occurring after such dates. Salomon Smith Barney's opinions do not constitute opinions or imply any conclusions as to the likely trading range for the JSC Common Stock following consummation of the Merger. Salomon Smith Barney's opinions were for the benefit of the Stone Board and management in their consideration of the Merger and were, in any event, limited to the fairness, from a financial point of view, of the Exchange Ratio and did not address Stone's underlying business decision to effect the Merger or constitute a recommendation of the Merger to Stone or a recommendation to any holder of Stone Common Stock as to how such holder should vote with respect to the Merger.

     In connection with rendering the Salomon Smith Barney May Opinion, Salomon Smith Barney made a presentation to the Stone Board on May 10, 1998, with respect to certain analyses performed by Salomon Smith Barney in evaluating the Exchange Ratio. The following is a summary of such Salomon Smith Barney presentation. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at May 8, 1998 and is not necessarily indicative of current market conditions.

     Historical Premium and Multiple Analyses. Salomon Smith Barney reviewed certain historical financial and stock market data for Stone and JSC and analyzed certain premiums and multiples implied by such data.

     Salomon Smith Barney calculated the premiums to the market prices of Stone Common Stock at certain dates and for certain periods represented by the consideration implied by multiplying the Exchange Ratio by a range of share prices of JSC Common Stock. Using the then current JSC Common Stock price of $20.50 per share, and the $20.30 consideration per share of Stone Common Stock implied thereby, Salomon Smith Barney calculated the premiums implied by the Exchange Ratio. Salomon Smith Barney noted that the Exchange Ratio as of such date resulted in a premium of 12.8% to the last closing price of Stone Common Stock prior to the presentation (May 8, 1998), a 30.9% premium to the closing price of Stone Common Stock one day prior to the announcement that the parties were engaged in merger discussions (April 27, 1998), a 40.0% premium to the closing price of Stone Common Stock one week prior to such announcement (April 21, 1998), a 64.0% premium to the closing price of Stone Common Stock one month prior to the last close (April 8, 1998), a 68.2% premium to the closing price of Stone Common Stock three months prior to the last close (February 9, 1998), a 28.3% premium to the thirty calendar day closing average, a 51.7% premium to the ninety calendar day closing average, a 14.0% premium to the pre-announcement twelve month high (September 2, 1997) and a 110.9% premium to the pre-announcement twelve month low (April 30, 1997).

     Salomon Smith Barney also calculated the multiples of certain Stone financial data represented by the consideration implied by multiplying the Exchange Ratio by a range of share prices of JSC Common Stock. Salomon Smith Barney calculated the adjusted firm value of Stone (implied market capitalization, based on the $20.30 consideration per share of Stone Common Stock implied by multiplying the Exchange Ratio by the then current JSC Common Stock price of $20.50 per share, plus shares subject to options, net of option proceeds, plus net debt, minus the value of Stone's minority-owned equity investments) and the implied multiples of such adjusted firm value to earnings before interest, taxes, depreciation and amortization ("EBITDA") for each of the years 1995, 1998, 1999 and 2000 (utilizing equity research analyst estimates for 1998, 1999 and 2000) and for the normalized average of EBITDA for 1995 and 1997:
4.3x 1995 EBITDA (at a peak in the business cycle), 7.3x 1995 and 1997 normalized EBITDA, 12.0x 1998 expected EBITDA, 5.8x 1999 expected EBITDA and 4.3x 2000 expected EBITDA.

     The use of EBITDA as a tool in financial analyses is an accepted benchmark in the financial community, generally, and is a primary benchmark with respect to the forest products industry, in particular. It provides meaningful and useful information concerning the operating cash flow of a business and is frequently used in this context as a measure of the ability of an entity to service debt. Its use also facilitates comparisons between companies by focusing the comparison on the operating results of the businesses and minimizing the effects on the comparison of differences in non-operating aspects of the various businesses, such as leverage and treatment of fixed assets (e.g., owned or leased, depreciation methods). While EBITDA is used by the financial community for these purposes, it does not replace, and is not intended as an alternative to, GAAP earnings (loss) as a measure of financial performance, or GAAP cash flow as a measure of liquidity.

     The companies in this industry have experienced substantial cyclicality in the operations and financial results; accordingly, a comparison of the financial data of one year to another, or of one company to that of another from a different year, might be misleading if it did not take into account the point in the business cycle from which the data was derived. The analysis included herein attempts to recognize the cyclicality and to note, where relevant, that the data derives from a high point in the business cycle (e.g., Peak EBITDA) or has been "normalized" by averaging across differing points in the business cycle.

     Historical Trading Ratio Analysis. Salomon Smith Barney also reviewed the daily closing prices of Stone Common Stock and JSC Common Stock during the period from April 29, 1997 through May 8, 1998 and the historical implied exchange ratios, determined by dividing the price per share of Stone Common Stock by the price per share of JSC Common Stock (the "Historical Implied Exchange Ratio"), over such period. Salomon Smith Barney calculated that during the period the Historical Implied Exchange Ratio ranged from a high of 0.94 to a low of 0.67 with an average of 0.79. During the one-month period preceding May 8, 1998, the mean Historical Implied Exchange Ratio was 0.81. During the three-month period preceding May 8, 1998, the mean Historical Implied Exchange Ratio was 0.77. During the six-month period preceding May 8, 1998, the mean Historical Implied Exchange Ratio was 0.76. The ratio on May 8, 1998 was 0.88. Salomon Smith Barney noted that the Exchange Ratio is higher than any of the implied exchange ratios for the last twelve months ("LTM") based on daily closing prices of JSC and Stone.

     Comparable Companies Review. Salomon Smith Barney reviewed certain publicly available financial, operating and stock market information for Stone and eight other publicly-traded companies in the containerboard, corrugated containers, kraft paper and bags industry (Temple-Inland Inc., Weyerhaeuser Corp., International Paper, JSC, Gaylord Corp., Union Camp Corp., Willamette Industries Inc. and Georgia-Pacific Group (the "Comparable Companies")). For each of the Comparable Companies, Salomon Smith Barney calculated the ratio of (1) current firm value (market capitalization based on common stock price as of May 8, 1998 plus shares subject to options, net of option proceeds, plus net debt as of the latest available public financials) to EBITDA for each of the years
1995 through 2000 (utilizing equity research analyst estimates for 1998, 1999 and 2000) and for the normalized average of EBITDA for 1995 and 1997 and (2) current common stock price to earnings per share ("EPS") for 1995, 1999 and 2000. For purposes of comparison, Salomon Smith Barney calculated similar ratios for Stone utilizing the following measures of current common stock price: the per share price ($20.30) derived from the Exchange Ratio multiplied by the last closing per share price of JSC Common Stock as of May 8, 1998; the last closing per share price of Stone Common Stock as of May 8, 1998 ($18.00); the last closing per share price of Stone Common
Stock as of the day before the public announcement that Stone and JSC were engaged in merger discussions ($15.50); the last closing per share price of Stone Common Stock as of the day one week prior to such announcement
($14.50); and the average closing per share price of Stone Common Stock for the one-month period prior to such announcement ($12.86). Salomon Smith
Barney also compared the implied multiples described in the fourth preceding paragraph to the mean of the multiples of firm value to EBITDA for such periods for the Comparable Companies (5.8x 1995 EBITDA, 7.9x 1995 and 1997 normalized EBITDA, 10.8x 1998 expected EBITDA, 6.4x 1999 expected EBITDA and 4.8x 2000 expected EBITDA). Salomon Smith Barney presented this analysis for comparison purposes, but did not utilize the Comparable
Companies or their public market valuation multiples to derive an implied value per share of Stone Common Stock or an implicit exchange ratio range.

     Private Market Valuation--Stone. Salomon Smith Barney determined a private market valuation range for Stone Common Stock and from such valuation range it calculated an implied exchange ratio range of Stone Common Stock to JSC Common Stock.

     In order to arrive at a private market valuation range for Stone Common Stock, Salomon Smith Barney started with an analysis of certain publicly available financial, operating and stock market information for nine selected merger or acquisition transactions in the paperboard industry announced since February 1989 (the "Precedent Transactions"). The Precedent Transactions reviewed were International Paper/Weston Paper, Abitibi-Price Inc./ Stone-Consolidated Corporation, St. Laurent Paperboard/Chesapeakeboard Assets, Clayton Dubilier & Rice/Riverwood International, International Paper/Federal Paper, Manville Corp./Macon Kraft, Packaging Corp. of America/GP Valdosta & Tomahawk Mills, JSG & MSLEF/Jefferson Smurfit Corp. and Stone/Consolidated Bathurst. Salomon Smith Barney considered the Precedent Transactions to be reasonably similar to the Merger, but noted that information on precedent comparable transactions is scarce and inconsistent due to transactions occurring at different points in the business cycle, and due to differences in size, combination of businesses, transaction structure and form of consideration. Accordingly, the analysis of Precedent Transactions was not purely mathematical. Rather it involved complex considerations and judgments. For each transaction reviewed, Salomon Smith Barney established the point in the business cycle at which each transaction occurred, and calculated the premium paid in each transaction based on the market price of the acquired company three days before the announcement of the transaction and twenty days before such announcement and the multiples of (1) firm value to LTM revenues and EBITDA and (2) per share transaction price to LTM EPS.

     In order to determine a private market valuation of Stone, Salomon Smith Barney utilized a multiple range of 4.0x to 4.2x 1995 EBITDA (at a peak in the business cycle) and 6.5x to 7.5x 1995 and 1997 normalized EBITDA. This range was selected based on the range of multiples of firm value to LTM EBITDA in the Precedent Transactions (5.5x to 15.1x, with a median of 6.5x and average of 7.0x), as modified to reflect the excessive leverage of Stone. Using this range of multiples, Salomon Smith Barney derived an implied private market valuation range of approximately $16 to $21 for each share of Stone Common Stock. By dividing this implied private market valuation range by JSC Common Stock's public market price of $20.50 per share as of May 8, 1998, Salomon Smith Barney derived an implied exchange ratio range of 0.7683 to 1.0244.

     Sum of Parts Analysis--Stone and JSC. Salomon Smith Barney reviewed certain financial and operating information for Stone and JSC in order to determine a range of values of the constituent businesses and equity investments of each entity. Salomon Smith Barney derived a value for the core consolidated containerboard, corrugated containers, kraft paper and bags assets of Stone and JSC by applying a multiple of 4.5x such assets' consolidated 1995 EBITDA (at a peak in their respective business cycles). Salomon Smith Barney added the value ranges of each entity's non-containerboard, corrugated containers, kraft paper and bags assets and equity investments. Salomon Smith Barney chose these value ranges based upon, among other things, the prices at which companies comparable to such assets or equity investments are valued in the public markets and, with respect to Stone's assets and equity investments, estimates of such values provided by the management of Stone.
For Stone, Salomon Smith Barney also added net operating losses ("NOLs"), among other things. For each entity, Salomon Smith Barney then subtracted outstanding debt and preferred stock. Salomon Smith Barney also calculated Stone's value without regard to NOLs.

     Based on this analysis, Salomon Smith Barney derived an implied share price valuation range of approximately $18 to $22 per share for Stone and approximately $20 to $23 per share for JSC. Salomon Smith Barney also noted that the valuation ranges for Stone calculated by this method are not adjusted for the potential discount to Stone's value due to its excessive leverage. Using these per share valuation ranges, Salomon Smith Barney derived an implied exchange ratio range of 0.8609 to 1.0014.

     Discounted Cash Flow Analysis--Stone and JSC. Salomon Smith Barney performed a discounted cash flow ("DCF") analysis to establish a range of equity value per share for Stone Common Stock. Free cash flow represented the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations. In the DCF for Stone, Salomon Smith Barney applied discount rates ranging from 10% to 12% to calculate (1) the present value of the projected unlevered free cash flows for fiscal years 1997 through 2001 and (2) the present value of the range of terminal values derived by applying a range of multiples between 6.5x and 8.5x to the average of Stone's EBITDA in 1997 and its projected EBITDA in 2000. From this calculation, Salomon Smith Barney derived a range of equity value per share for Stone of approximately $15 to $21.

     Salomon Smith Barney also performed a DCF analysis to establish a range of equity value per share for the JSC Common Stock. Applying the same discount rates ranging from 10% to 12% to calculate (1) the present value of the projected unlevered free cash flows for fiscal years 1997 through 2001 and (2) the present value of the range of terminal values by applying the same range of multiples between 6.5x and 8.5x to the average of JSC's EBITDA in 1997 and its projected EBITDA in 2000, Salomon Smith Barney derived a range of equity value per share for JSC of approximately $17 to $22.

     Using the equity value per share data described above, Salomon Smith Barney derived an implied exchange ratio range of 0.8786 to 0.9799.

     Salomon Smith Barney noted that the Exchange Ratio was at the high end of the implied exchange ratios derived by each of the three valuation analyses it performed. Salomon Smith Barney also noted that these valuation analyses had been performed without including any adjustment to value for the significant positive impact from operating synergies that are expected to result from the Merger. Salomon Smith Barney also noted, however, that the valuation was impacted by a recent increase in the price of each of Stone Common Stock and JSC Common Stock resulting from rumors about a potential deal and from the April 28, 1998 announcement confirming the effect of discussions between the two companies.

     Pro Forma Analysis of the Merger. Salomon Smith Barney analyzed the pro forma impact of the Merger on an EPS basis to Stone's and JSC's stockholders for 1998 through 2001. The analysis was performed utilizing stand-alone earnings estimated by an equity research analyst for the years 1998 through 2001 for Stone and JSC combined, taking into account the operating synergies expected to be derived from the Merger as estimated by Stone and assuming an interest expense reduction relating to Stone debt which will be refinanced. Based upon such analysis, the Merger would be accretive to Stone stockholders in 1998 (81.7%), 1999 (24.5%), 2000 (5.2%) and 2001 (17.3%) and would be dilutive to JSC stockholders in 1998 (-149.4%) and accretive to such stockholders in 1999 (13.3%), 2000 (34.8%) and 2001 (53.8%).

     Salomon Smith Barney also analyzed the potential pro forma impact of the Merger on Stone's credit statistics, assuming Stone's current debt would be refinanced at a 100 basis point reduction in interest expense and operating synergies would be achieved equal to Stone's management's estimates of $100 million in 1998, $200 million in 1999 and $350 million thereafter. Utilizing these assumptions, Salomon Smith Barney compared, for Stone on a stand-alone basis and for the merged entity on a pro forma basis, (1) the ratio of EBITDA to net interest for each of 1998 (1.0x and 1.6x, respectively), 1999 (2.1x and 3.0x, respectively), 2000 (3.0x and 4.7x, respectively) and 2001 (2.7x and 4.3x, respectively) and (2) the ratio of total debt to EBITDA for each of 1998 (9.3x and 6.8x, respectively), 1999 (4.4x and 3.5x, respectively), 2000 (3.1x and 2.2x, respectively) and 2001 (3.6x and 2.3x, respectively). Salomon Smith Barney noted that Stone could significantly accelerate the deleveraging of its balance sheet following the Merger.

     Salomon Smith Barney also analyzed the potential valuation impact of the operating synergies that are expected to result from the Merger. Using a range of multiples of 5.0x to 8.0x EBITDA and a range of pre-tax operating synergies of $250 million to $350 million, Salomon Smith Barney calculated the implied value per pro forma share following the Merger of the operating synergies as ranging from $5.45 to $12.20. Using a range of multiples of 7.0x to 10.0x EPS and a range of after-tax operating synergies of $153 million to $214 million, Salomon Smith Barney calculated the implied value per pro forma share following the Merger of the operating synergies as ranging from $4.65 to $9.31.

     The foregoing summary does not purport to be a complete description of the analyses performed by Salomon Smith Barney or of its presentations to the Stone Board. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Salomon Smith Barney made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of the analyses and factors considered. Accordingly, Salomon Smith Barney believes that its analyses (and the summary set forth above) must be considered as a whole, and that selecting portions of such analyses and of the factors considered by Salomon Smith Barney, without considering all of such analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Salomon Smith Barney and its opinions. With regard to the comparable public company analysis and the comparable transaction analysis summarized above, Salomon Smith Barney selected comparable public companies on the basis of various factors, including the size of the public company and similarity of the line of business; however, no public company or transaction utilized as a comparison is identical to JSC or Stone, any business segment of JSC or Stone or the Merger. Accordingly, an analysis of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the transaction or public trading value of the Comparable Companies and transactions to which JSC and Stone, the business segments of JSC and Stone and the Merger are being compared. In its analyses, Salomon Smith Barney made numerous assumptions with respect to JSC, Stone, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of JSC and Stone. Any estimates contained in Salomon Smith Barney's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, none of JSC, Stone, the JSC Board, the Stone Board, Salomon Smith Barney or any other person assumes responsibility if future results or actual values differ materially from the estimates. Salomon Smith Barney's analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness of the Exchange Ratio and were provided to the Stone Board in that connection. The opinion of Salomon Smith Barney was one of the factors taken into consideration by the Stone Board in making its determination to approve the Merger Agreement and the Merger.

     Salomon Smith Barney is an internationally recognized investment banking firm engaged, among other things, in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Stone selected Salomon Smith Barney to act as its financial advisor on the basis of Salomon Smith Barney's international reputation and Salomon Smith Barney's familiarity with Stone. Salomon Smith Barney or its affiliates had previously rendered investment banking and financial advisory services to Stone and JSC, for which such entity received customary compensation. In addition, in the ordinary course of its business, Salomon Smith Barney may trade the debt and equity securities of both JSC and Stone for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Pursuant to the Engagement Letter, Stone has agreed, among other things, to pay Salomon Smith Barney a fee, contingent upon consummation of the Merger, in the amount of $7,500,000. In addition, whether or not the Merger is consummated, Stone has agreed, pursuant to the Engagement Letter, to reimburse Salomon Smith Barney for all reasonable fees and disbursements of Salomon Smith Barney's counsel and all of Salomon Smith Barney's reasonable travel and other out-of-pocket expenses and to indemnify Salomon Smith Barney against certain liabilities and expenses relating to or arising out of its engagement, including certain liabilities under the federal securities laws.

     As noted under the caption "The Merger--Reasons for the Merger; Recommendations of the Boards of Directors," the fairness opinion of Salomon Smith Barney was one of several factors considered by the Stone Board in determining to approve the Merger Agreement and the Merger. The Exchange Ratio was determined by arms'-length negotiations between Stone and JSC, in consultation with their respective financial advisors and other representatives, and was not established by such financial advisors.


                  VOTING COMMITMENTS FROM CERTAIN STOCKHOLDERS

     Concurrently with the execution of the Merger Agreement, SIBV and MSLEF, the two largest JSC stockholders, entered into separate agreements (the "SIBV Support Agreement" and the "MSLEF Support Agreement", respectively, and collectively the "JSC Support Agreements") with Stone pursuant to which MSLEF and SIBV each agreed, subject to the exception described below, to vote all of the shares of JSC Common Stock beneficially owned by it on the Record Date in favor of the JSC Proposal. On the Record Date, SIBV and MSLEF beneficially owned sufficient shares of JSC Common Stock to approve the JSC Proposal without the vote of any other JSC stockholder.

     Also concurrently with the execution of the Merger Agreement, Roger W. Stone, the Chairman of the Board, President and Chief Executive Officer ("CEO") of Stone, entered into an agreement (the "Stone Support Agreement" and collectively with the JSC Support Agreements, the "Support Agreements") with JSC pursuant to which Mr. Stone agreed, subject to the exception described below, to vote all of the shares of Stone Common Stock beneficially owned by him on the Record Date in favor of (and to use reasonable best efforts to persuade members of his family to vote in favor of) the Stone Proposal. On the Record Date, Mr. Stone owned approximately 1.1% of the outstanding shares of Stone common stock, and members of Mr. Stone's family owned approximately 11.2% of the outstanding shares of Stone common stock.

     The following summary of the Support Agreements is qualified in its entirety by reference to the complete texts of the Support Agreements, which are incorporated by reference herein and attached as exhibits to the Registration Statement in which this Joint Proxy Statement/Prospectus is included.

     The Support Agreements (other than the MSLEF Support Agreement) do not permit, subject to the exception described below, the stockholder party thereto to directly or indirectly sell or otherwise dispose of its shares of JSC Common Stock or Stone Common Stock, as the case may be. The MSLEF Support Agreement contains no such restriction.

     The JSC Support Agreements provide that the obligations of each of SIBV and MSLEF to vote in favor of the JSC Proposal and, in the case of SIBV, to not sell or transfer its shares of JSC Common Stock will be suspended if the JSC Board does not recommend the JSC Proposal or modifies in a manner materially adverse to Stone, or withdraws, its recommendation of the JSC Proposal. The Stone Support Agreement provides that the obligations of Mr. Stone to vote in favor of the Stone Proposal and to not sell or transfer his shares of Stone Common Stock will be suspended if the Stone Board does not recommend the Stone Proposal or modifies in a manner materially adverse to JSC, or withdraws, its recommendation of the Stone Proposal.

     Each of the Support Agreements terminate upon the earlier of the (i) termination of the Merger Agreement and (ii) consummation of the Merger.


                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of the JSC Board and the Stone Board with respect to the Proposals, stockholders of JSC and Stone should be aware that certain directors and members of management of JSC and Stone have interests in the Merger that are in addition to their interests as stockholders of JSC or Stone generally. The JSC Board and the Stone Board were aware of such interests and considered them, among other matters, in approving the Merger.

INTERESTS OF STONE OFFICERS AND DIRECTORS

     SSCC Directors. The Merger Agreement provides that Roger W. Stone, as well as four additional persons designated by Stone (the "Stone Designees"), are to become directors of the SSCC Board as of the Effective Time. At least two of the Stone Designees must be "independent directors" (as defined in the Merger Agreement). The Stone Board has selected Dionisio Garza, Richard A. Giesen, Jerry K. Pearlman and Matthew S. Kaplan as its additional designees. Upon the election of such individuals, the SSCC Board will consist of 12 directors, 4 of whom were directors of Stone as of the date of the Merger Agreement. In addition, the SSCC Charter, the SSCC Bylaws and the Voting Agreement contain additional provisions relating to the renomination and election of directors, the filling of vacancies and certain other corporate governance and management matters. See "Comparison of Stockholder Rights."

     SSCC Executive Officers. The Merger Agreement provides that Roger W. Stone will serve as President and CEO of SSCC. Prior to the Effective Time, Mr. Stone will enter into an Employment Agreement (the "Stone Employment Agreement") with SSCC effective as of the Effective Time. The Stone Employment Agreement will provide Mr. Stone with compensation and benefits no less favorable than he currently receives. In accordance with the terms of the Merger Agreement, the Stone Employment Agreement will provide that as CEO of SSCC, Mr. Stone will be the officer principally responsible for the day-to-day operations of SSCC and have general supervisory responsibilities with respect to the business affairs and officers of SSCC and will report directly to the SSCC Board. Mr. Stone's term as CEO will cease upon the SSCC Annual Meeting immediately following achievement of his 66th birthday. Stone has agreed to pay the legal expenses incurred by Mr. Stone in connection with the negotiation of the Stone Employment Agreement in an amount not to exceed $50,000.

     Stock Options. Pursuant to the plans under which they were issued, most outstanding Stone stock options vest and become exercisable as a result of the consummation of the Merger. With respect to those that do not, the Merger Agreement provides that all rights with respect to shares of Stone Common Stock pursuant to Stone stock options outstanding immediately prior to the Effective Time, regardless of the extent vested or exercisable, will vest and become exercisable and be converted into and become rights with respect to shares of SSCC Common Stock at the Effective Time. Accordingly, all unvested options listed in the table below will vest at the Effective Time. See "Certain Provisions of the Merger Agreement--Certain Covenants--Stone Stock Options."

     The five most highly compensated executive officers of Stone for the year ending December 31, 1997 had as of September 30, 1998 vested and unvested Stone stock options as follows:

                                                                                 UNVESTED       AVERAGE
NAME AND PRINCIPAL POSITION                                    VESTED OPTIONS    OPTIONS     EXERCISE PRICE
------------------------------------------------------------   --------------    --------    --------------
Roger W. Stone .............................................       170,560       896,143         $14.00
  Chairman, President & CEO
Randolph C. Read ...........................................        25,000       199,198         $13.04
  Senior Vice President
Harold D. Wright ...........................................        20,538       175,015         $13.25
  Senior Vice President
Matthew S. Kaplan ..........................................        35,081       222,084         $13.68
  Senior Vice President
Gordon L. Jones ............................................        15,523       120,024         $13.38
  Senior Vice President

     In addition, as of September 30, 1998, approximately 300 other present or former employees of Stone had, in the aggregate, 1,290,984 vested and 3,064,528 unvested Stone stock options to purchase 4,355,512 shares of Stone Common
Stock at an average exercise price of $14.44 per share. No directors of Stone, other than Roger W. Stone, owned any Stone stock options as of September 30, 1998.

     Severance. Stone and certain of its corporate and divisional officers (including all executive officers named in the immediately preceding table) are parties to change in control agreements (the "Change in Control Agreements") which will remain in effect following the Effective Time. These Change in Control Agreements by their terms are binding upon any successor to Stone. Among other things, the Change in Control Agreements provide for a lump sum payment based on a specified multiple of salary and bonus plus the payment of certain fringe benefits and, in Mr. Stone's case, payments providing for reimbursement of golden parachute excise taxes (the "Stone Severance Benefit") in the event of a termination of employment of the officer by Stone without cause or by the officer for "good reason" after a "change in control" (as each term is defined in the Change in Control Agreement). The Merger will constitute a change in control under the Change in Control Agreements.

     The maximum Stone Severance Benefit, including the value of pension and welfare benefits, fringe benefits and perquisites payable under the Change in Control Agreements, which would be payable under the Change in Control Agreements to each of Stone's five most highly compensated executive officers in the event of termination of employment by Stone without "cause" or resignation by the executive officer for "good reason", without regard to any excise tax gross-up payments, based upon a $13 per share market price of Stone Common Stock is as follows:

                                                                                             MAXIMUM
                                                                                         AGGREGATE STONE
INDIVIDUAL                                                                              SEVERANCE BENEFIT
-------------------------------------------------------------------------------------   -----------------
Roger W. Stone ......................................................................      $ 4,781,175
  Chairman, President & CEO
Randolph C. Read ....................................................................      $ 1,387,162
  Senior Vice President
Harold D. Wright ....................................................................      $ 1,428,370
  Senior Vice President
Matthew S. Kaplan ...................................................................      $ 1,765,623
  Senior Vice President
Gordon L. Jones .....................................................................      $ 1,181,529
  Senior Vice President

     In addition, 41 other employees of Stone have executed Change in Control Agreements and would be entitled to a maximum aggregate Stone Severance Benefit in the event of a termination of employment by Stone without "cause" or by the employee for "good reason" following the Effective Time of approximately $22,976,316.

     Indemnification and Insurance. Under the Merger Agreement, SSCC has agreed to (or cause Stone to) (i) indemnify and hold harmless present or former directors or officers of Stone or its subsidiaries for all acts or omissions occurring prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the same extent such persons are indemnified and held harmless in Stone's restated certificate of incorporation or bylaws as of the date of the Merger Agreement and (ii) provide, for a period of six years after the Effective Time, an insurance and indemnification policy that provides Stone's officers and directors in office immediately prior to the Effective Time coverage substantially equivalent to Stone's policy in effect as of the date of the Merger Agreement; provided, however,that in no event will expenditures in any one year for such coverage exceed 300% of the annual premiums currently paid by Stone; provided, further, that if the annual premiums for such coverage exceed such amount, then a policy providing the best available coverage not exceeding such amount will be provided.

     See "Certain Provisions of The Merger Agreement--Certain
Covenants--Benefits Continuation" for a description of the benefits provided by the Merger Agreement for employees of Stone generally.

INTERESTS OF JSC OFFICERS AND DIRECTORS

     SSCC Directors. The Merger Agreement provides that Michael W.J. Smurfit, Ray M. Curran, four additional persons designated by SIBV (the "JSC Designees") and a person designated by MSLEF (the "MSLEF Designee") are to become directors of the SSCC Board as of the Effective Time. At least two of the JSC Designees must be "independent directors" (as defined in the Merger Agreement). SIBV has selected Dermot F. Smurfit, Richard W. Graham,
Thomas A. Reynolds, III and James J. O'Connor as its additional designees and MSLEF has selected Alan E. Goldberg. Upon the election of such individuals, the SSCC Board will consist of 12 directors, 3 of whom were directors of JSC as of the date of the Merger Agreement. The Merger
Agreement also provides that the MSLEF Designee will chair SSCC's compensation committee so long as MSLEF Beneficially Owns (as defined in the SSCC Bylaws) at least 1,000,000 shares of SSCC Common Stock. In addition, the SSCC Charter, the SSCC Bylaws and the Voting Agreement contain additional provisions relating to the renomination and election of directors, the filling of vacancies and certain other corporate governance and management matters. See "Comparison of Stockholder Rights."

     SSCC Executive Officers. The Merger Agreement provides that (i) Dr. Smurfit will serve as non-executive Chairman of the SSCC Board and will have general supervisory responsibilities with respect to the business affairs and officers of SSCC; (ii) Mr. Curran will serve as Executive Vice President-Deputy Chief Executive Officer ("EVP") and will be principally responsible for the development of SSCC's cost reduction and divestiture plan; and (iii) Patrick J. Moore will serve as Chief Financial Officer ("CFO").

     Stock Options. The Merger Agreement provides that all rights with respect to shares of JSC Common Stock pursuant to JSC stock options outstanding immediately prior to the Effective Time, regardless of the extent vested and exercisable, will vest and become exercisable at the Effective Time. Accordingly, all unvested options listed in the table below will vest at the Effective Time. See "Certain Provisions of The Merger Agreement--Certain Covenants--JSC Stock Options."

     The five most highly compensated executive officers of JSC for the year ending December 31, 1997 and the directors of JSC as of December 31, 1997 had as of September 30, 1998 vested and unvested JSC stock options as follows:

                                                                                 UNVESTED       AVERAGE
NAME AND PRINCIPAL POSITION                                    VESTED OPTIONS    OPTIONS     EXERCISE PRICE
------------------------------------------------------------   --------------    --------    --------------
Michael W.J. Smurfit, Chairman of the Board.................      1,026,000            0         $10.00
Richard W. Graham, President and CEO........................        377,500      422,500         $12.76
Patrick J. Moore, Vice President and CFO....................        146,500      178,500         $12.63
F. Scott Macfarlane, Vice President and General
  Manager--Folding Carton and Boxboard Mill Division......           74,000       76,000         $11.88
David C. Stevens, Vice President and General
  Manager--Smurfit Recycling Company......................           75,000       75,000         $12.17
Howard E. Kilroy, Director..................................        423,000            0         $10.00
James E. Terrill, Vice Chairman of the Board................        625,000      125,000         $12.06

     In addition, as of September 30, 1998, approximately 450 other present or former employees of JSC and JSG had, in the aggregate, 3,854,648 vested and 894,375 unvested JSC stock options to purchase 4,749,023 shares of JSC Common Stock at an average exercise price of $10.67 per share.

     Severance. JSC and certain of its officers (including all executive officers named in the immediately preceding table) are parties to Employment Security Agreements (the "Severance Agreements") which will remain in effect following the Effective Time. Among other things, the Severance Agreements provide for a lump sum payment based on a specified multiple of salary and bonus plus the payment of certain fringe benefits (the "JSC Severance Benefit") in the event of a termination of employment under certain circumstances within two years after a "change in control" (as such term is defined in the Severance Agreement). The Merger will constitute a change in control under the Severance Agreements.

     The maximum JSC Severance Benefit, including the value of pension and welfare benefits, fringe benefits and perquisites payable under the Severance Agreements, which would be payable under the Severance Agreements to each of JSC's five most highly compensated executive officers in the event of termination of employment by JSC without "cause" or resignation by the executive officer for "good reason" is as follows:

                                                                                             MAXIMUM
                                                                                          AGGREGATE JSC
INDIVIDUAL                                                                              SEVERANCE BENEFIT
-------------------------------------------------------------------------------------   -----------------
Michael W.J. Smurfit, Chairman of the Board..........................................              N/A
Richard W. Graham, President and CEO.................................................      $ 3,637,882
Patrick J. Moore, Vice President and CFO.............................................      $ 1,369,481
F. Scott Macfarlane, Vice President and General Manager--Folding Carton and
  Boxboard Mill Division.............................................................      $ 1,095,821
David C. Stevens, Vice President and General Manager--Smurfit Recycling Company....      $   820,855

     In addition, 13 other officers of JSC have executed Severance Agreements and would be entitled to a maximum aggregate JSC Severance Benefit of up to $12,057,582 in the event of a termination of employment by JSC without "cause" or by the employee for "good reason" following the Effective Time.

INTERESTS OF CERTAIN JSC STOCKHOLDERS

     Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, MSLEF and certain other JSC stockholders who are parties thereto have agreed to sell in the aggregate 20,000,000 shares of JSC Common Stock to SIBV at a cash price of $25 per share with interest to the date of closing (and an additional cash payment, not to exceed $0.50 per share of JSC Common Stock, in an amount per share of JSC Common Stock equal to 25% of the excess of the market price for JSC Common Stock over $28.00 during a specified period after the closing of the stock purchase). In addition, JSC provides an indemnity in the Stock Purchase Agreement to MSLEF, SIBV, JSG, the other JSC stockholders who are party to the Stock Purchase Agreement and certain related parties of MSLEF and SIBV for losses arising out of or resulting from any claim based on or arising out of the Stock Purchase Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement. Consummation of the Merger is conditioned upon the simultaneous consummation of the transactions contemplated by the Stock Purchase Agreement. See "Stock Purchase Agreement."

     Registration Rights Agreement. In connection with the Merger Agreement, JSC, SIBV, MSLEF and certain other JSC stockholders associated with MSLEF have entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated as of May 10, 1998 that grants to SIBV, MSLEF and such other JSC stockholders (collectively, the "Holders") certain rights to require that JSC register shares of JSC Common Stock acquired by them prior to May 10, 1998 or issued thereafter in respect of such shares (collectively, the "Registrable Securities"). The Registration Rights Agreement, which replaces an existing registration rights agreement, becomes effective upon the closing of the Merger. The following summary of the Registration Rights Agreement is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, which is incorporated by reference herein and attached as an exhibit to the Registration Statement in which this Joint Proxy Statement/Prospectus is included.

     Under the Registration Rights Agreement and subject to certain limitations contained therein, each of SIBV and MSLEF is entitled to two demand registrations. MSLEF has the right to effect its two demand registrations before SIBV is allowed to effect a demand registration; provided that if the MSLEF demand registrations are not effected by the third anniversary of the Effective Time, SIBV is permitted to exercise its rights to request registration. The Registration Rights Agreement requires that each of SIBV's and MSLEF's demand registrations include at least 1,000,000 Registrable Securities. In addition, MSLEF has agreed in the Registration Rights Agreement to use reasonable best efforts to sell or cause to be sold in each of its demand registrations the lesser of (x) all Registrable Securities that it owns at the time of such demand registration and (y) all Registrable Securities which the managing underwriter advises MSLEF can be sold in such demand registration; provided that notwithstanding the foregoing, neither MSLEF nor any Morgan Holder (as defined in the Registration Rights Agreement) who has requested that its Registrable Securities be included in such demand registration will be under any obligation to sell its Registrable Securities pursuant to the first MSLEF demand registration if the price per share of JSC Common Stock on the NYSE or the Nasdaq on the effective date of the registration statement relating to such demand registration has decreased by 5% since the date on which MSLEF requested such demand registration.

     JSC is entitled to delay the filing or effectiveness of the foregoing demand registrations or to suspend sales under the registration statement relating to the foregoing demand registrations for one period of up to 90 days during any 270-day period during the term of the Registration Rights Agreement.

     Subject to certain exceptions specified therein, the Registration Rights Agreement also entitles each of SIBV, MSLEF and JSC to include shares for its own account or, in the case of JSC, for the account of any JSC stockholders other than the Holders, in the registrations initiated by the other parties; provided that SIBV is not permitted to exercise its "piggyback" rights until the third anniversary of the Effective Time; provided, further, that each of SIBV, MSLEF and JSC has priority with respect to registrations initiated by it.

     In connection with any demand registration or piggyback registration, JSC will be responsible for all expenses incurred in connection with such registration, except that each Holder will pay any underwriting discounts or commissions that may be payable in connection with the sale of its Registrable Securities. In addition, JSC will indemnify each Holder and its affiliates against certain liabilities, including liabilities under the 1933 Act, or will contribute to payments the Holders may be required to make in respect thereof.

     The Registration Rights Agreement terminates, except with respect to rights to indemnification, upon the earlier to occur of the mutual agreement of the parties thereto and December 31, 2010. However, the rights and obligations of each of the Morgan Holders and the SIBV Holders (as defined in the Registration Rights Agreement) terminate when such Morgan Holders or SIBV Holders, as the case may be, cease to own, in the aggregate, at least 1,000,000 shares of JSC Common Stock.

     Asset Purchase Agreement. Pursuant to the Asset Purchase Agreement, JSCUS, a wholly owned subsidiary of JSC, has agreed to purchase from Smurfit Packaging Corporation, a wholly owned subsidiary of JSG, the No. 2 Linerboard Machine located at the Fernandina Beach, Florida paper mill and certain related assets (the "Purchased Assets") for a purchase price of $175,000,000. The consummation of the purchase and sale of the Purchased Assets will take place on January 15, 1999, subject to the satisfaction or waiver of the conditions to closing contained in the Asset Purchase Agreement, or at such other time as the parties agree.

     If the Merger Agreement is terminated, JSCUS will be entitled, by delivery of notice (the "Rescission Notice") within 30 days of termination of the Merger Agreement, to terminate the Asset Purchase Agreement (in the event that the transactions contemplated by the Asset Purchase Agreement have not yet been consummated), or to rescind the transactions contemplated thereby (in the event that the transactions contemplated by the Asset Purchase Agreement have been consummated). A decision as to whether JSCUS should deliver a Rescission Notice must be made by members of the JSC Board, other than members selected by SIBV pursuant to the Stockholders Agreement (as defined in the Asset Purchase Agreement).

     JSG--SIBV Fee and Expense Reimbursement Letter. Pursuant to a letter dated May 10, 1998 from JSC to JSG and SIBV, JSC has agreed to pay up to $2.5 million of the fees of legal counsel to JSG and SIBV in connection with the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement. JSC has also agreed in the letter to pay any and all amounts due to the financial advisor to SIBV, BT Wolfensohn, provided for in the letter agreement dated as of January 27, 1998 between SIBV and BT Wolfensohn and to assume all obligations regarding the payment of indemnity amounts provided for therein (except for any such amounts that have resulted from the bad faith or gross negligence of JSG or SIBV or any of their affiliates, other than JSC or its subsidiaries). The letter agreement provides for a fee of $7,500,000 and the reimbursement of BT Wolfensohn for expenses incurred in connection with the financial advisory assignment.

     Release Letter and Executive Bonus Program. Pursuant to a letter agreement dated October 2, 1998 between JSC and JSG, JSC has agreed to pay JSG or one of its subsidiaries, in consideration of JSG or one of its subsidiaries making Mr. Curran available to SSCC to serve as EVP, an amount not to exceed $6,500,000 in reimbursement of amounts paid by JSG or one of its subsidiaries (i) to Mr. Curran, in an amount not to exceed $1,500,000, or in relation to funding pension payments for him, in an amount not to exceed $2,400,000, in connection with these matters, or (ii) to Mr. Curran pursuant to the terms of a Long Term Incentive Plan dated as of July 1, 1996 between JSG and Mr. Curran. Such payments are conditioned on the closing of the Merger and Mr. Curran's availability to assume his duties with JSC.

     After the Effective time, it is expected that SSCC will adopt a bonus program to award certain members of senior management for their efforts in negotiating and consummating the Merger.

     Morgan Stanley Fee. Pursuant to a letter agreement dated May 1, 1998 between JSC and Morgan Stanley & Co. Incorporated ("MS&Co."), JSC agreed to pay MS&Co. (for acting as financial advisor to MSLEF) upon consummation of the Merger a fee of $7,500,000 and to reimburse MS&Co. for expenses incurred in connection with the financial advisory assignment.

     Relationships with JSG and MSLEF. Michael W.J. Smurfit, who is currently the Chairman of the Board of JSC, is also Chairman of the Board of JSG. Howard
E. Kilroy, who is currently a director of JSC, is also a director of JSG. Messrs. Alan E. Goldberg, Leigh J. Abramson, Michael M. Janson and Michael C. Hoffman (collectively, the "MS Directors"), who are currently directors of JSC, are also employees of MS&Co., an affiliate of The Morgan Stanley Leveraged Equity Fund II, L.P. and SIBV/MS Equity Investors, L.P. (collectively, the "Funds"), and officers of the general partners of the Funds.

     Upon consummation of the Merger and the related stock purchase pursuant to the Stock Purchase Agreement, the general partners of the Funds may receive a portion of the Funds' profits on the sale to JSG based on the amount of the gains on the Funds' investments in JSC. The MS Directors' compensation depends in part on the profits received by the general partner of The Morgan Stanley Leveraged Equity Fund II, L.P.

     MacMillan-Bathurst Inc. On September 4, 1998, Stone announced that its Canadian subsidiary, Stone Container (Canada) Inc. ("Stone Canada") purchased a 50% partnership interest in MacMillan-Bathurst Inc. ("MBI"), a Canadian corrugated box company, from MacMillan Bloedel Inc. for $185 million (Cdn.). Stone Canada, which already owned 50% of MBI, immediately re-sold the newly-acquired 50% interest to a subsidiary of JSG.

     Certain Stockholder Rights. The SSCC Charter, the SSCC Bylaws and the Voting Agreement contain provisions relating to the nomination and election of directors, the filling of vacancies and certain other corporate governance and management matters. See "Comparison of Stockholder Rights."

     As of the date of this Joint Proxy Statement/Prospectus, JSG beneficially owns approximately 46.5% of the outstanding shares of JSC Common Stock, and MSLEF beneficially owns approximately 28.6% of the outstanding shares of JSC Common Stock.


               DIRECTORS AND MANAGEMENT OF SSCC AFTER THE MERGER

DIRECTORS

     The directors of SSCC following the Merger are expected to include the following individuals: Dr. Smurfit, Mr. Stone, Mr. Curran, Dr. Dermot Smurfit (a SIBV nominee), Richard W. Graham (a SIBV nominee), James J. O'Connor (a SIBV independent nominee), Thomas A. Reynolds, III (a SIBV independent nominee), Matthew S. Kaplan (a Stone nominee), Dionisio Garza (a Stone independent nominee), Richard A. Giesen (a Stone independent nominee), Jerry K. Pearlman (a Stone independent nominee) and Mr. Goldberg (the MSLEF nominee).

     Background information for the 12 individuals who will be members of the SSCC Board at the Effective Time follows:

          Dr. Smurfit, 61, has been Chairman and CEO of JSG since 1977 and has been Chairman of the Board of JSC since 1989. He was CEO of JSC prior to July 1990.

          Mr. Stone, 63, is Chairman of the Board, President and CEO of Stone. Mr. Stone is a director of Abitibi-Consolidated, Inc. and Venepal S.A.C.A., both affiliates of Stone (and, following the Merger, SSCC), and McDonald's Corporation, Morton International, Inc., Option Care, Inc., Continere Corporation and Autoliv, Inc.

          Mr. Curran, 52, is Finance Director of JSG. He has been the CFO of JSG since 1992.

          Dr. Dermot Smurfit, 53, has been Joint Deputy Chairman of JSG since January 1984 and World Vice President--Marketing and Sales since July 1997. Prior to July 1997, he held various senior positions in JSG. Dr. Dermot Smurfit is also a member of the Board of the Confederation of European Paper Industries. Dr. Dermot Smurfit is a brother of Dr. Smurfit.

          Mr. Graham, 63, has been President and Chief Executive Officer of JSC since January 1997. He was President of JSC from July 1996 to December 1996 and Senior Vice President from February 1994 to July 1996. Prior to 1994, he held various positions in the Folding Carton and Boxboard Mill Division, including Vice President and General Manager from February 1991 to January 1994. Mr. Graham also serves as a director of Mercantile Bank of St. Louis N.A.

          Mr. O'Connor, 61, is the former Chairman and Chief Executive Officer of Unicom Corporation and its subsidiary, Commonwealth Edison Company. He is a director of American National Can Company, Corning Incorporated, First Chicago NBD Corporation, The First National Bank of Chicago, The Tribune Company, United Airlines, The Chicago Board of Trade and various other Chicago businesses, cultural and charitable organizations.

          Mr. Reynolds, 45, has been a Partner with Winston & Strawn, a law firm that regularly represents JSC on numerous matters, since 1984. Mr. Reynolds is an adjunct faculty member in trial advocacy at Northwestern University School of Law. Mr. Reynolds also serves as a director of Georgetown University.

          Matthew S. Kaplan, 41, has been Senior Vice President North American Operations of Stone since April, 1997. Previously, Mr. Kaplan was Senior Vice President and General Manager, Stone Corrugated Container Division since June, 1993 and prior to that Vice President and General Manager, Stone Retail Bag Division since May, 1990. Mr. Kaplan is the son-in-law of Roger W. Stone.

          Dionisio Garza, 44, is Chairman of the Board and Chief Executive Officer of Alfa, S.A. de C.V., since 1994. He has been Chairman and CEO since 1994. Previously, Mr. Garza was President of Sigma Alimentos, S.A. de C.V. from 1990 to 1993. Mr. Garza is a director of Vitro, S.A., Grupo Financiero Serfin, S.A., Grupo Financiero Bancomer, S.A., Cydsa, S.A., Cementos Mexicanos, S.A., Seguros Comercial America, S.A., Afore Banamex, S.A. de C.V., Hylsamex, S.A. de C.V. and Sigma Alimentos, S.A. de C.V.

          Richard A. Giesen, 68, Chairman of the Board and CEO of Continental Glass & Plastic, Inc. Mr. Giesen is a director of GATX Corporation and Chairman and CEO of Continere Corporation.

          Jerry K. Pearlman, 59, is the retired Chairman of the Board and CEO of Zenith Electronics Corporation. Mr. Pearlman is a director of Ryerson-Tull, Inc., Royal Packaging Industries Van Lier NV and Parsons Group L.L.C.

          Mr. Goldberg, 44, is Head of Morgan Stanley Dean Witter Private Equity and has been a Managing Director of Morgan Stanley & Co. Incorporated since 1988. Mr. Goldberg serves as a Director of Amerin Corporation, Catalytica, Inc., CIMIC Holdings Limited, Direct Response Corporation, Equant, N.V. and several private companies.

SENIOR EXECUTIVES

     The senior management team of SSCC following the Merger is expected to include the following individuals from JSC and Stone:

                                          SSCC POSITION                      CURRENT POSITION
                               -----------------------------------  -----------------------------------
Roger W. Stone...............  President and Chief Executive        Chairman of the Board, President
                               Officer                              and Chief Executive Officer of
                                                                    Stone

Ray M. Curran................  Executive Vice President, Deputy     Finance Director of JSG (in
                               Chief Executive Officer              connection with the Merger and
                                                                    assuming his duties with SSCC, Mr.
                                                                    Curran will resign from his
                                                                    position with JSG)

Patrick J. Moore.............  Vice President and Chief Financial   Vice President and Chief Financial
                               Officer                              Officer of JSC

                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

GENERAL

     The Merger Agreement contemplates the merger of Sub with and into Stone, with Stone surviving the Merger as a subsidiary of JSC (which will be renamed Smurfit-Stone Container Corporation). The Merger will become effective in accordance with the Certificate of Merger to be filed with the Secretary of State of the State of Delaware. It is anticipated that such filing will be made immediately after the Closing (as defined in the Merger Agreement), which Closing, in turn, should occur as soon as practicable after the last of the conditions precedent to the Merger set forth in the Merger Agreement has been satisfied or waived. The Merger Agreement obligates JSC to have the shares of JSC Common Stock to be issued in connection with the Merger approved for listing on the NYSE or approved for quotation on the Nasdaq, in each case subject to official notice of issuance, prior to the Effective Time. The following description of the Merger Agreement is qualified by reference to the complete text of the Merger Agreement, which is incorporated by reference herein and attached hereto as Annex A.

CONSIDERATION TO BE RECEIVED IN THE MERGER

     At the Effective Time, (a) each issued and outstanding share of Stone Common Stock, together with any associated Right (as defined in the Merger Agreement) (other than shares to be canceled pursuant to clause (b) immediately below), will be converted into 0.99 of a share of JSC Common Stock (with cash being paid in lieu of any fractional shares of JSC Common Stock that would otherwise be issuable), (b) each share of Stone Common Stock, together with any associated Right, owned by JSC or any of its wholly owned Subsidiaries or held in the treasury of Stone will be canceled and retired and (c) each issued and outstanding share of Stone Series E Preferred Stock will remain outstanding and be convertible pursuant to its terms into the number of shares of JSC Common Stock that its holder would have received in the Merger had such holder converted such share of Stone Series E Preferred Stock immediately prior to the Effective Time.

EXCHANGE OF SHARES

     Subject to the terms and conditions of the Merger Agreement, at or prior to the Effective Time, JSC will deposit with an exchange agent designated by JSC and reasonably acceptable to Stone (the "Exchange Agent") certificates representing the shares of JSC Common Stock issuable in exchange for the outstanding shares of Stone Common Stock and will from time to time deposit cash in an amount required to be paid for fractional shares of JSC Common Stock and dividends and other distributions on the JSC Common Stock. Commencing immediately after the Effective Time, holders of Stone Common Stock may surrender their certificates to the Exchange Agent (or, if at the time of such surrender there is no Exchange Agent, to JSC directly). In exchange for such share certificates, holders will receive JSC Common Stock certificates representing such number of shares as described under "--Consideration to be Received in the Merger." Holders of unexchanged shares of Stone Common Stock will not be entitled to receive any dividends or other distributions payable by JSC until their certificates are surrendered. Upon surrender, however, subject to applicable laws, such holders will receive accumulated dividends and distributions, without interest, together with cash in lieu of fractional shares.

     No fractional shares of JSC Common Stock will be issued to holders of Stone Common Stock. For each fractional share that would otherwise be issued, the Exchange Agent will pay the holder thereof by check an amount equal to such fractional part of a share of JSC Common Stock multiplied by the last reported sale price of JSC Common Stock, as reported on the NYSE or the Nasdaq, as the case may be, on the last full trading day immediately preceding the Closing Date (as defined in the Merger Agreement).

SSCC FOLLOWING THE MERGER

     Name. The Merger Agreement provides that at the Effective Time JSC will be renamed Smurfit-Stone Container Corporation.

     Headquarters. The Merger Agreement provides that the corporate headquarters of SSCC will be located in Chicago, Illinois.

     Board. See "Directors and Management of SSCC After the Merger."

     Management. See "Directors and Management of SSCC After the Merger."

     Committees. See "Comparison of Rights of Stockholders--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Board Committees" and "Comparison of Rights of Stockholders--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Management Committees."

     Amendments to the JSC Certificate of Incorporation. The Merger Agreement provides that JSC will cause the JSC Certificate of Incorporation to be restated as of the Effective Time to read in full as set forth in Annex B to this Joint Proxy Statement/Prospectus. For a summary of certain provisions of the SSCC Charter (including the amendments to the JSC Certificate of Incorporation contemplated by the Merger Agreement) and of the rights of SSCC stockholders thereunder, see "Comparison of Stockholder Rights."

     Amendments to the JSC Bylaws. The Merger Agreement provides that JSC will cause the JSC Bylaws to be amended and restated as of the Effective Time to read in full as set forth in Annex C to this Joint Proxy Statement/Prospectus. These amendments, among other things, implement certain governance arrangements relating to Board composition, Board and other committees, management and certain related matters. For a summary of certain provisions of the SSCC Bylaws (including the amendments to the JSC Bylaws contemplated by the Merger Agreement) and the rights of the SSCC stockholders thereunder, see "Comparison of Stockholder Rights."

CERTAIN REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains certain reciprocal representations and warranties of JSC and Stone as to, among other things, due organization and good standing, corporate authority to enter into the contemplated transactions, conflicts with organizational documents and material agreements, capitalization, ownership of subsidiaries and other investments, recent reports filed with the SEC, financial statements, undisclosed liabilities, litigation, material changes or events, compliance with laws, contractual defaults, tax matters, intellectual property, environmental matters, employee benefits matters, information supplied for use in this Joint Proxy Statement/Prospectus and required stockholder approvals. Many of these representations and warranties are qualified by "Material Adverse Effect", which for purposes of the Merger Agreement means with respect to JSC or Stone, as the case may be, a material adverse effect on the business, properties, assets, liabilities (contingent or otherwise) or financial condition of JSC and its Subsidiaries, taken as a whole, or Stone and its Subsidiaries, taken as a whole, as the case may be, or on the ability of JSC or Stone, as the case may be, to perform its obligations under or to consummate the transactions contemplated by the Merger Agreement, other than effects caused by (x) changes resulting from the announcement of the Merger Agreement and the proposed consummation of the Merger and the other transactions contemplated by the Merger Agreement or (y) changes resulting from conditions affecting the containerboard or newsprint industries generally. None of the representations and warranties contained in the Merger Agreement will survive the Effective Time.

CERTAIN COVENANTS

     Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, Stone has agreed that from the date of the Merger Agreement until the Effective Time, except as set forth in its disclosure schedule or as otherwise expressly contemplated by the Transaction Agreements (as defined in the Merger Agreement) or with the prior written consent of JSC, Stone and its Subsidiaries (as defined in the Merger Agreement) will conduct their business in the ordinary course consistent with past practice and will use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date of the Merger Agreement until the Effective Time, except as set forth in its disclosure schedule or as expressly contemplated by the Transaction Agreements, without the prior written consent of JSC, Stone has agreed in the Merger Agreement that it will not, and will not permit any of its Subsidiaries to:

          (a) adopt or propose any change in its certificate of incorporation or bylaws or equivalent documents;

          (b) amend any material term of any outstanding security of Stone or any of its Subsidiaries;

          (c) merge or consolidate with any other person;

          (d) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, (i) any shares of capital stock of Stone or any of its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of Stone to Stone or another wholly owned Subsidiary of Stone), or securities convertible or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, or any other ownership interest of Stone or any of its Subsidiaries or (ii) except in the ordinary course of business and in a manner consistent with past practice, any property or assets (including, without limitation, by merger, consolidation, spinoff or other dispositions of stock or assets) of Stone or any of its Subsidiaries, except in the case of either clause (i) or
     (ii), (A) the issuance of shares of Stone Common Stock upon the exercise of Stone stock options or the conversion or exchange of Stone's outstanding convertible preferred stock or convertible debt, (B) the award of options in connection with promotions and new employee hires in the ordinary course of business and consistent with past practice, (C) pursuant to contracts or agreements in force at the date of the Merger Agreement, (D) sales, transfers or dispositions of receivables in connection with the securitization of such receivables, (E) the calling for redemption of Stone's 8 7/8% Convertible Senior Subordinated Notes or (F) sales or other dispositions of property and assets of Stone and its Subsidiaries listed in its disclosure schedule in an aggregate amount that does not exceed $390,000,000 less the amount of indebtedness for borrowed money incurred by Stone and its Subsidiaries pursuant to clause (i)(ii)(B) of this covenant (except to the extent that the proceeds from such indebtedness to be incurred under such clause (i)(ii)(B) will be used to repay borrowings under clause (i)(ii)(C)(y) of this covenant) or pursuant to clause
     (i)(ii)(C)(y) of this covenant; provided that the proceeds of these sales or other dispositions are used by Stone to make payments on its senior debt;

          (e) create or incur any material Lien (as defined in the Merger Agreement) on any material asset other than in the ordinary course of business and consistent with past practice;

          (f) make any material loan, advance or capital contributions to or investments in any person other than loans, advances or capital contributions to or investments in wholly owned Subsidiaries of Stone made in the ordinary course and consistent with past practice;

          (g) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary of Stone to Stone or to any other direct or indirect wholly owned Subsidiary of Stone in the ordinary course and consistent with past practice and except for the regular quarterly cash dividend of $0.4375 per share of Stone Series E Preferred Stock together with any accrued but unpaid dividends in respect of prior quarters) or enter into any agreement with respect to the voting of its capital stock;

          (h) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, except in connection with (x) conversions of Stone Series E Preferred Stock by the holders thereof and (y) any redemption of the Rights during the ten business days prior to the Effective Time (which redemption will be in the sole discretion of Stone);

          (i) (i) acquire (including, without limitation, by merger, consolidation, spinoff or acquisition of stock or assets) any interest in any person or any division thereof (other than a wholly owned Subsidiary) or any assets, other than acquisitions of assets in the ordinary course of business and consistent with past practice and any other acquisitions for consideration that does not exceed $3,000,000 individually or $15,000,000 in the aggregate, (ii) incur any indebtedness for borrowed money or guarantee such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Stone or any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business and consistent with past practice or in connection with transactions otherwise permitted under this covenant, (B) other indebtedness for borrowed money with a maturity of not more than 1 year in a principal amount not, in the aggregate, in excess of $100,000,000, less amounts borrowed under clause (C)(y) below (except that such reduction will not apply to the extent that the proceeds from such indebtedness to be incurred under this clause (B) will be used to repay borrowings under clause (C)(y) below) and (C) other indebtedness for borrowed money incurred under Stone's revolving credit agreement for (x) working capital purposes and for (y) the repayment of any of the outstanding senior debt of Stone and its Subsidiaries, (iii) terminate, cancel, waive any rights under or request any material change in, or agree to any material change in, any Stone Material Contract (as defined in the Merger Agreement) or, except in connection with transactions permitted under this paragraph (i), enter into any contract or agreement material to the business, results of operations or financial condition of Stone and its Subsidiaries, taken as a whole, in either case other than in the ordinary course of business and consistent with past practice, (iv) make or authorize any capital expenditure, other than capital expenditures that are not, in the aggregate, in excess of $25,000,000 from the date of the Merger Agreement through June 30, 1998 and $37,500,000 during any calendar quarter thereafter, for Stone and its Subsidiaries, taken as a whole; provided that any capital expenditure allowance unused during any period may be carried forward to increase the capital expenditure allowance for the succeeding period or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this paragraph (i);

          (j) take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practice or except as required by changes in generally accepted accounting principles;

          (k) make any material Tax (as defined in the Merger Agreement) election or take any position on any Tax Return (as defined in the Merger Agreement) filed on or after the date of the Merger
     Agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods;

          (l) except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of the Merger Agreement, (i) increase the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of Stone or any of its Subsidiaries), (ii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except as contemplated by the Merger Agreement or to the extent required by applicable law or the terms of a collective bargaining agreement, (iii) increase the benefits payable under any existing severance or termination pay policies or employment or other agreements or (iv) take any affirmative action to accelerate the vesting of any stock-based compensation;

          (m) take any action that, individually or in the aggregate, would reasonably be expected to make any representation and warranty of Stone under the Merger Agreement untrue in any material respect at, or as of any time prior to, the Effective Time; or

          (n) agree or commit to do any of the foregoing.

     Pursuant to the Merger Agreement, JSC has also agreed to a covenant that imposes restrictions on the conduct of its business from the date of the Merger Agreement until the Effective Time. JSC's conduct of business covenant is the same as Stone's conduct of business covenant in all material respects.

     No Solicitation of Transactions. Pursuant to the Merger Agreement, each of JSC and Stone has agreed that it will not, nor will it permit any of its Subsidiaries to, nor will it authorize or permit any officer, director or employee or any investment banker, attorney, accountant, agent or other advisor or representative of Stone or JSC, as the case may be, or any of their respective Subsidiaries to, (i) solicit, initiate or knowingly encourage the submission of any Takeover Proposal (as defined below), (ii) enter into any agreement with respect to a Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that to the extent required by the fiduciary obligations of the Board of Directors of Stone or JSC, as the case may be, as determined in good faith by a majority of the members thereof (after consultation with outside legal counsel), such party may, in response to unsolicited requests therefor, participate in discussions or negotiations with, or furnish information pursuant to a confidentiality agreement no less favorable to such party than the confidentiality agreement between JSC and Stone to, any person who indicates a willingness to make a Superior Proposal (as defined below). For all purposes of the Merger Agreement, "Takeover Proposal" means any proposal for a merger, consolidation, share exchange, business combination or other similar transaction involving Stone or JSC, as the case may be, or any of their respective Significant Subsidiaries (as defined in the Merger Agreement) or any proposal or offer to acquire, directly or indirectly, an equity interest in, any voting securities of, or a substantial portion of the assets of, Stone or JSC, as the case may be, or any of their respective Significant Subsidiaries, other than the transactions contemplated by the Merger Agreement or the transactions contemplated by Stone's disclosure schedule.

     The Merger Agreement also provides that neither the Stone Board nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to JSC or Sub, the approval or recommendation by the Stone Board or any such committee of the Merger Agreement or the Merger or the amendments to the Stone restated certificate of incorporation contemplated by the Merger Agreement or (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal. The Merger Agreement further provides that neither the JSC Board nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Stone, the approval or recommendation by the JSC Board or any such committee of the issuance of shares of JSC Common Stock in the Merger or the amendments to the JSC certificate of incorporation contemplated by the Merger Agreement or (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal. Notwithstanding the foregoing, the Merger Agreement does permit each of the JSC and Stone
Boards (i) to the extent required by its fiduciary obligations, as determined in good faith by a majority of the members thereof (after consultation with outside legal counsel), to approve or recommend a Superior Proposal (and, in connection therewith, withdraw or modify its approval or recommendation of the Merger Agreement or the Merger or the amendments to the Stone restated certificate of incorporation contemplated by the Merger Agreement (in the case of Stone) and the issuance of shares of JSC Common Stock in the Merger or the amendments to the JSC certificate of incorporation contemplated by the Merger Agreement (in the case of JSC)) and (ii) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the 1934 Act with regard to a Takeover Proposal. For all purposes of the Merger Agreement, "Superior Proposal" means a bona fide written proposal made by a third party to acquire Stone or JSC, as the case may be, pursuant to a tender or exchange offer, a merger, a share exchange, a sale of all or substantially all its assets or otherwise on terms which a majority of the members of the Stone Board or JSC Board, as the case may be, determines in good faith (taking into account the advice of independent financial advisors) to be more favorable to Stone or JSC, as the case may be, and their respective stockholders than the Merger (and any revised proposal made by the other party to the Merger Agreement) and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Stone Board or JSC Board, as the case may be.

     Stone and JSC have each agreed in the Merger Agreement to notify the other party promptly (but in no event later than 24 hours) after receipt by Stone or JSC (or its advisors), respectively, of any Takeover Proposal or any request for nonpublic information in connection with a Takeover Proposal or for access to the properties, books or records of such party by any person or entity that informs such party that it is considering making, or has made, a Takeover Proposal. The Merger Agreement specifies that such notice to the other party will be made orally and in writing and will indicate the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. Such party will keep the other party informed, on a current basis, of the status and details (including amendments or proposed amendments) of any such Takeover Proposal or request and the status of any negotiations or discussions.

     Indemnification and Insurance. See "Interests of Certain Persons in the Merger--Interests of Stone Officers and Directors--Indemnification and Insurance."

     Stone Stock Options. The Merger Agreement provides that at the Effective Time, each Stone stock option outstanding immediately prior to the Effective Time, regardless of the extent vested and exercisable, will vest and become exercisable and will be amended and converted into an option to acquire, on the same terms and conditions as were applicable under the Stone stock option, the number of shares of JSC Common Stock (rounded down to the nearest whole share) determined by multiplying the number of shares of Stone Common Stock subject to such Stone stock option by the Exchange Ratio, at a price per share of JSC Common Stock equal to (A) the aggregate exercise price for the shares of Stone Common Stock otherwise purchasable pursuant to such Stone stock option divided by (B) the aggregate number of shares of JSC Common Stock deemed purchasable pursuant to such Stone stock option (rounded up to the nearest whole cent).

     JSC Stock Options. The Merger Agreement provides that at the Effective Time, each then outstanding JSC stock option granted under the JSC Amended and Restated 1992 Stock Option Plan, regardless of the extent vested and exercisable, will vest and become exercisable.

     Benefits Continuation. For not less than one year following the Effective Time, JSC has agreed in the Merger Agreement that it will maintain, or will cause Stone and its Subsidiaries to maintain, compensation and employee benefits plans and arrangements for employees of Stone and its Subsidiaries ("Affected Employees") that are, in the aggregate, no less favorable than as provided under the Stone compensation and employee benefits plans and arrangements as in effect on the date of the Merger Agreement. For not less than one year following the Effective Time, JSC has also agreed in the Merger Agreement that it will maintain, or will cause Stone and its Subsidiaries to maintain, for Affected Employees, welfare benefit plans that are, on an individual basis, no less favorable than as provided under specified Stone welfare benefit plans. JSC has further agreed that, for not less than one year following the Effective Time, JSC will provide, or will cause Stone and its Subsidiaries to provide, severance pay and other severance benefits to each Affected Employee as of the Effective Time that are no less favorable than under the Stone employee plans and current practices of Stone as in effect as of the date of the Merger
Agreement.

     Stock Purchase Agreement. JSC has agreed in the Merger Agreement that it will not amend, modify or waive any provision of the Stock Purchase Agreement or agree to terminate the Stock Purchase Agreement, in each case without the consent of Stone.

     Other Covenants. The Merger Agreement contains certain other covenants including covenants relating to preparation and distribution of this Joint Proxy Statement/Prospectus, coordination of stockholders' meetings, access to information, mutual notification of certain events, public announcements and cooperation regarding filings with governmental and other agencies and organizations. In addition, the Merger Agreement contains a general covenant requiring each of the parties thereto to use its best efforts to effect the consummation of the Merger.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     Conditions to Each Party's Obligations to Effect the Merger. Each party's obligation to consummate the Merger and the transactions contemplated by the Merger Agreement is subject to the satisfaction of the following conditions:

          (a) Stockholder Approvals. (i) The Merger Agreement and the Merger and the amendments to the Stone restated certificate of incorporation contemplated by the Merger Agreement having been approved and adopted by the Stone stockholders and (ii) the issuance of the shares of JSC Common Stock in the Merger and the amendments to the JSC certificate of incorporation contemplated by the Merger Agreement having been approved by the JSC stockholders.

          (b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint prohibiting consummation of the Merger being in effect.

          (c) Listing or Quotation of Stock. The shares of JSC Common Stock to be issued in the Merger having been approved for listing on the NYSE or approved for quotation on the Nasdaq, subject to official notice of issuance.

          (d) Consummation of Stock Purchase. The consummation of the stock purchase pursuant to the Stock Purchase Agreement occurring concurrently with consummation of the Merger.

     The condition described above under clause (d) may not be waived without the express written consent of JSG and MSLEF, who are third party beneficiaries of the condition.

     Additional Conditions to Obligations of JSC. The obligation of JSC and Sub to consummate the Merger and the transactions contemplated by the Merger Agreement is subject to the satisfaction of each of the following additional conditions, any of which may be waived in writing exclusively by JSC:

          (a) Representations and Warranties. The representations and warranties of Stone set forth in the Merger Agreement that are qualified as to Stone Material Adverse Effect being true and correct as of the Closing Date and the representations and warranties that are not so qualified, taken together, being true and correct in all material respects, in each case as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date).

          (b) Performance of Obligations. Stone having performed in all material respects each obligation and agreement and having complied in all material respects with each covenant required to be performed and complied with by it under the Merger Agreement at or prior to the Effective Time.

     Additional Conditions to Obligations of Stone. The obligation of Stone to effect the Merger is subject to the satisfaction of each of the following additional conditions, any of which may be waived in writing exclusively by
Stone:

          (a) Representations and Warranties. The representations and warranties of JSC set forth in the Merger Agreement that are qualified as to JSC Material Adverse Effect being true and correct as of the Closing Date and the representations and warranties that are not so qualified, taken together, being true and correct in all material respects, in each case as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date).

          (b) Performance of Obligations. JSC having performed in all material respects each obligation and agreement and having complied in all material respects with each covenant required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time.

          (c) Tax Opinion. Stone having received a written opinion from Sidley & Austin, counsel to Stone, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of
     Section 368(a) of the Code.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time (with respect to clauses (b) through (m) below, by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of JSC or the stockholders of Stone:

          (a) by mutual written consent of JSC and Stone; or

          (b) by either JSC or Stone, if the Merger has not been consummated by December 31, 1998 (the "End Date"); provided, however, that the right to terminate the Merger Agreement under this clause (b) will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before the End Date; or

          (c) by either JSC or Stone, if a court of competent jurisdiction or other Governmental Authority has issued a final, non-appealable order, decree or ruling, or taken any other action, that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

          (d) by either JSC or Stone (i) if, at the Stone Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of Stone in favor of the Merger Agreement and the Merger and the amendments to the Stone restated certificate of incorporation contemplated by the Merger Agreement is not obtained or (ii) if, at the JSC Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of JSC in favor of the issuance of shares of JSC Common Stock in the Merger and the amendments to the JSC certificate of incorporation contemplated by the Merger Agreement is not obtained; or

          (e) by Stone, if the JSC Board has not recommended or has modified in a manner materially adverse to Stone its recommendation of the issuance of shares of JSC Common Stock in the Merger or the amendments to the JSC certificate of incorporation contemplated by the Merger Agreement; or

          (f) by Stone, if JSC or any of its affiliates has materially and knowingly breached the covenant described under "--No Solicitation of Transactions"; or

          (g) by Stone or JSC, if the JSC Board has determined to recommend a Takeover Proposal to its stockholders and to enter into a binding written agreement concerning such Takeover Proposal after determining, pursuant to the covenant described under "--No Solicitation of Transactions," that such Takeover Proposal constitutes a Superior Proposal; provided that JSC may not exercise its right to terminate under this clause (g) (and may not enter into a binding written agreement with respect to such Takeover Proposal) until 45 days after the date of the Merger Agreement, but not later than the date that is the later of (x) the date that is 120 days after the date of the Merger Agreement and (y) the date on which the necessary approvals from the JSC stockholders are obtained, and unless and until (i) JSC shall have provided Stone prior written notice at least five business days prior to such termination that the JSC Board has authorized and intends to effect the termination of the Merger Agreement pursuant to this clause (g), specifying the material terms and conditions of such Takeover Proposal and attaching the most current version of the agreement relating thereto, (ii) Stone does not make, within five business days of receipt of JSC's written notice, an offer such that the JSC Board determines, in good faith and after consultation with its financial advisors, that the foregoing Takeover Proposal no longer constitutes a Superior Proposal, (iii) JSC shall otherwise be in compliance with its obligations under the Merger Agreement (including, without limitation, the covenant described under "--No Solicitation of Transactions") and (iv) on or prior to such termination JSC shall have paid to Stone the fee provided for in "--Termination Fees Payable by JSC"; in connection with the foregoing, JSC agrees that it will not enter into a binding agreement with respect to such a Takeover
     Proposal until at least the fifth business day after it has provided the notice to Stone required by the Merger Agreement and that it will notify Stone promptly if its intention to enter into such written agreement shall change at any time after giving such notification; or

          (h) by JSC, if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Stone set forth in the Merger Agreement has occurred which would cause the conditions set forth under "--Conditions to the Consummation of the Merger--Additional Conditions to Obligations of JSC" not to be satisfied, and such conditions are incapable of being satisfied by the End Date; or

          (i) by JSC, if the Stone Board has not recommended or has modified in a manner materially adverse to JSC its recommendation of the Merger Agreement and the Merger or the amendments to the Stone restated certificate of incorporation contemplated by the Merger Agreement; or

          (j) by JSC, if Stone or any of its Affiliates has materially and knowingly breached the covenant described under "--No Solicitation of Transactions"; or

          (k) by JSC or Stone, if the Stone Board has determined to recommend a Takeover Proposal to its stockholders and to enter into a binding written agreement concerning such Takeover Proposal after determining, pursuant to the covenant described under "--No Solicitation of Transactions," that such Takeover Proposal constitutes a Superior Proposal; provided that Stone may not exercise its right to terminate under this clause (k) (and may not enter into a binding written agreement with respect to such Takeover Proposal) until 45 days after the date of the Merger Agreement, but not later than the date that is the later of (x) the date that is 120 days after the date of the Merger Agreement and (y) the date on which the necessary approvals from the Stone stockholders are obtained, and unless and until (i) Stone shall have provided JSC prior written notice at least five business days prior to such termination that the Stone Board has authorized and intends to effect the termination of the Merger Agreement pursuant to this clause (k), specifying the material terms and conditions of such Takeover Proposal and attaching the most current version of the agreement relating thereto, (ii) JSC does not make, within five business days of receipt of Stone's written notice, an offer such that the Stone Board determines, in good faith and after consultation with its financial advisors, that the foregoing Takeover Proposal no longer constitutes a Superior Proposal, (iii) Stone shall otherwise be in compliance with its obligations under the Merger Agreement (including, without limitation, the covenant described under "--No Solicitation of Transactions") and (iv) on or prior to such termination Stone shall have paid to JSC the fee provided for in "--Termination Fees Payable by Stone"; in connection with the foregoing, Stone agrees that it will not enter into a binding agreement with respect to such a Takeover Proposal until at least the fifth business day after it has provided the notice to JSC required by the Merger Agreement and that it will notify JSC promptly if its intention to enter into such written agreement changes at any time after giving such notification; or

          (l) by Stone, if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of JSC or Sub set forth in the Merger Agreement has occurred which would cause the conditions set forth in "--Conditions to the Consummation of the Merger--Additional Conditions to Obligations of Stone" not to be satisfied, and such conditions are incapable of being satisfied by the End Date; or

          (m) (i) by Stone if a third party or group (other than the parties to the JSC Support Agreements) has acquired ownership of a majority of the then outstanding shares of JSC Common Stock or (ii) by JSC if a third party or group (other than the stockholder party to the Stone Support Agreement) has acquired ownership of a majority of the then outstanding shares of Stone Common Stock.

TERMINATION FEES PAYABLE BY JSC

     If the Merger Agreement is terminated pursuant to paragraph (e), (f), (g) or (m)(i) under "--Termination" above, JSC will pay to Stone a termination fee of $50 million in cash within one business day after such termination.

     If the Merger Agreement is terminated pursuant to paragraph (d)(ii) under "--Termination" above and a Takeover Proposal with respect to JSC has been made prior to the JSC Stockholders' Meeting, JSC will pay to Stone a termination fee of $50 million in cash within one business day after such termination; provided that if the JSC Board did not exercise any of its rights described under "--No Solicitation of Transactions" above with respect to the Takeover Proposal, such fee will not be payable unless concurrently with or within 9 months after such termination, a JSC Third Party Acquisition Event occurs.

     A "JSC Third Party Acquisition Event" means any of the following events:
(A) any person (other than Stone or its Affiliates) acquires or becomes the beneficial owner of a majority of the outstanding shares of JSC Common Stock; or
(B) the consummation of a merger or other business combination involving JSC or the completion of the acquisition of a majority interest in, or a majority of the assets of, JSC (other than a transaction with Stone or its Affiliates or as contemplated by the Merger Agreement).

TERMINATION FEES PAYABLE BY STONE

     If the Merger Agreement is terminated pursuant to paragraphs (i), (j), (k) or (m)(ii) under "--Termination" above, Stone will pay to JSC a termination fee of $50 million in cash within one business day after such termination.

     If the Merger Agreement is terminated pursuant to paragraph (d)(i) under "--Termination" above and a Takeover Proposal with respect to Stone has been made prior to the Stone Stockholders' Meeting, Stone will pay to JSC a termination fee of $50 million in cash within one business day after such termination; provided that the Stone Board did not exercise any of its rights described under "--No Solicitation of Transactions" above with respect to the Takeover Proposal, such fee will not be payable unless concurrently with or within 9 months after such termination, a Stone Third Party Acquisition Event occurs.

     A "Stone Third Party Acquisition Event" means any of the following events:
(A) any person (other than JSC or its Affiliates) acquires or becomes the beneficial owner of a majority of the outstanding shares of Stone Common Stock; or (B) the consummation of a merger or other business combination involving Stone or the completion of the acquisition of a majority interest in, or a majority of the assets of, Stone (other than a transaction with JSC or its Affiliates or as contemplated by the Merger Agreement).

EXPENSES

     All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that JSC and Stone will share equally all fees and expenses, other than attorneys' and accounting fees and expenses, incurred in relation to the printing and filing of this Joint Proxy Statement/Prospectus and the Registration Statement in which this Joint Proxy Statement/Prospectus is included and any amendments or supplements thereto.


                            STOCK PURCHASE AGREEMENT

     General. In connection with the Merger Agreement, JSC, JSG, SIBV, MSLEF and certain other JSC stockholders have entered into the Stock Purchase Agreement providing for the sale by MSLEF and such other JSC stockholders (the "Sellers") to SIBV of 20,000,000 shares of JSC Common Stock and providing for certain other matters relating to the Merger. The following description of the Stock Purchase Agreement is qualified by reference to the complete text of the Stock Purchase Agreement, which is incorporated by reference herein and attached hereto as Annex G.

     Purchase Price. The Stock Purchase Agreement provides that at the closing of the stock purchase SIBV will pay the Sellers for each share of JSC Common Stock being purchased an amount equal to $25.00 plus interest thereon from and including the date of the Stock Purchase Agreement to but excluding the date on which payment is made at a rate of 6% per annum (the "Initial Purchase Price"). The Stock Purchase Agreement also provides that SIBV will make an additional payment to the Sellers, not to exceed $0.50 per share of JSC Common Stock, in an amount per share of JSC Common Stock equal to 25% of the excess of the Post-Merger Average Market Price over $28.00. For purposes of the Stock Purchase Agreement, the "Post-Merger Average Market Price" means the arithmetic average of the "Volume Weighted Prices". For purposes of the Stock Purchase Agreement, "Volume Weighted Prices" means, for each of the ten trading days beginning on and including the second trading day after date on which the closing of the stock purchase occurs, the number obtained by dividing (x) the sum, for each trade on such trading day, of (i) the price at which such trade was transacted times (ii) the number of shares in such trade by (y) the aggregate number of shares traded on such trading day.

     Conditions to Obligations of SIBV, JSC and the Sellers. The respective obligations of SIBV, JSC and the Sellers to consummate the transactions contemplated by the Stock Purchase Agreement are subject to the satisfaction or waiver by SIBV, JSC and MSLEF of certain conditions, including the following:

     (a) No domestic or foreign governmental authority or other agency or commission or state court or judicial body of competent jurisdiction having enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) that prohibits consummation of the transactions contemplated by the Stock Purchase Agreement.

     (b) The Merger being consummated in accordance with the terms of the Merger Agreement concurrently with the consummation of the transactions contemplated by the Stock Purchase Agreement.

     (c) Sellers delivering an aggregate of 20,000,000 shares of JSC Common Stock at the Closing.

     Indemnification. The Stock Purchase Agreement provides that SIBV, the Sellers and JSC indemnify each other and certain related parties (including JSG) for Losses (as defined in the Stock Purchase Agreement) arising out of their breach of any of the representations or warranties contained in the Stock Purchase Agreement or their non-performance of any covenant or agreement under the Stock Purchase Agreement. The Stock Purchase Agreement also provides that JSC indemnify SIBV, the Sellers and certain related parties (including JSG) against any Losses arising out of or resulting from any claim, action, suit, proceeding or investigation based on or arising out of the Stock Purchase Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement regardless of whether any such claim, action, suit, proceeding or investigation is asserted or commenced prior to or after the date of the Stock Purchase Agreement; provided that this indemnification is not available to the extent that (A) a Loss is determined by a court of competent jurisdiction to have resulted from the bad faith or willful misconduct of a Seller or certain related parties (in the case of indemnification of a Seller or such related parties) or SIBV or certain related parties (in the case of indemnification of SIBV or such related parties); (B) SIBV, a Seller or certain related parties have indemnification obligations in respect of such Loss pursuant to the first sentence of this paragraph; (C) a Loss relates to a claim between the parties to any of the Transaction Agreements or the Asset Purchase Agreement relating to the subject matter of such Agreement; (D) a Loss relates to a claim by JSC (in its own right and not derivatively) against anyone to enforce its rights under an agreement to which it is party; or (E) a Loss relates to a direct claim (and not a third-party or derivative claim) between JSG and its affiliates (other than JSC and its subsidiaries), on the one hand, and MSLEF and its affiliates (other than JSC and its subsidiaries), on the other hand. The indemnification by JSC contained in the immediately preceding sentence survives the closing under the Stock Purchase Agreement for ten months and the termination of the Stock Purchase Agreement for eighteen months (and thereafter with respect to any claims for which notice is given within such periods).

     Termination. The Stock Purchase Agreement automatically terminates if the Merger Agreement is terminated.

     The Guaranty. Pursuant to the Stock Purchase Agreement, JSG has guaranteed all obligations of SIBV under the Stock Purchase Agreement.

     Expenses. Except as provided in the Merger Agreement, all costs and expenses incurred in connection with the Stock Purchase Agreement and the transactions contemplated by the Stock Purchase Agreement will be paid by the party incurring such cost or expense; provided that JSC has agreed in the Stock Purchase Agreement and in a related letter agreement that it will pay at the closing under the Stock Purchase Agreement the fees of legal counsel (in an amount not to exceed $2,500,000) and the fees of the financial advisor to JSG and SIBV in connection with the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement. See "Interests of Certain Persons in the Merger."

     Termination of Stockholders' Agreement and Related Registration Rights Agreement. The Stock Purchase Agreement provides that the Stockholders' Agreement dated as of May 3, 1994 among SIBV, The Morgan Stanley Leveraged Equity Fund II, L.P. and JSC (as amended, the "Stockholders' Agreement") and the related registration rights agreement will terminate as of the closing under the Stock Purchase Agreement. The Stock Purchase Agreement further provides that the MS Holders (as defined in the Stockholders' Agreement) will be entitled to the same rights that they had on the date of execution of the Stock Purchase Agreement through the closing under the Stock Purchase Agreement (or termination thereof) notwithstanding any sale by any of the MS Holders of any shares of JSC Common Stock.


                              STANDSTILL AGREEMENT

     General. In connection with the Merger Agreement, JSG, MSLEF and JSC entered into the Standstill Agreement. The following description of the Standstill Agreement is qualified by reference to the complete text of the Standstill Agreement, which is incorporated by reference herein and attached hereto as Annex H.

     Standstill. JSG has agreed in the Standstill Agreement that, subject to specified exceptions contained therein, until the fifth anniversary of the Effective Time, it will not, and will cause each of its Subsidiaries not to, directly or indirectly, acquire any Voting Securities (as defined in the Standstill Agreement) if, after giving effect to such acquisition, JSG and its Subsidiaries would beneficially own Voting Securities representing more than 40% of the Total Voting Power (as defined in the Standstill Agreement) represented by all outstanding Voting Securities. MSLEF has also agreed in the Standstill Agreement that, until the fifth anniversary of the Effective Time, it will not, and will cause each of its Subsidiaries not to, directly or indirectly, acquire any Voting Securities (except pursuant to a stock split, stock dividend, rights offering, recapitalization, reclassification or similar transaction).

     Certain Other Matters. Except as expressly contemplated by the Amended JSC Bylaws or the Voting Agreement, from the Effective Time until the Article 5 Termination Date (or, in the case of clause (g) below, until the fifth anniversary of the Effective Time), JSG has agreed in the Standstill Agreement that it will not, and will cause each of its Subsidiaries not to: (a) make, or in any way participate in, any "solicitation" of "proxies" to vote (as such terms are defined in Rule 14a-1 under the 1934 Act), solicit any consent or communicate with or seek to advise or influence any person or entity with respect to the voting of any Voting Securities (as defined in the Standstill Agreement) or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the 1934 Act) with respect to JSC; (b) form, join or encourage the formation of any "group" (within the meaning of Section 13(d)(3) of the 1934 Act) with respect to any Voting Securities, (c) deposit any Voting Securities into a voting trust or subject any such Voting Securities to any arrangement or agreement with respect to the voting thereof (other than with its subsidiaries); (d) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to JSC as described in Rule 14a-8 under the 1934 Act, or induce or attempt to induce any other person or entity to initiate any such stockholder proposal; (e) seek election to or seek to place a representative on the JSC Board or seek the removal of any member of the JSC Board; (f) call or seek to have called any meeting of the stockholders of JSC; (g) solicit, seek to effect, negotiate with or provide any information to any other party with respect to, or make any statement or proposal (except for any statement or proposal in response to an acquisition or business combination proposal by a party other than JSG or its Subsidiaries), whether written or oral, to the JSC Board or otherwise make any public announcement (except as required by law or the requirements of any relevant stock exchange or in the case of an acquisition or business combination proposal by a party other than JSG or its Subsidiaries) whatsoever with respect to, any form of acquisition or business combination transaction involving JSC or any significant portion of its assets, including, without limitation, a merger, tender offer, exchange offer or liquidation, or any restructuring, recapitalization or similar transaction with respect to JSC; or (h) instigate or encourage any third party to do any of the foregoing.

     Transfer Restrictions. From the Effective Time until the Article 5 Termination Date, JSG has agreed in the Standstill Agreement that it will not, and will cause its Subsidiaries not to, directly or indirectly, sell or otherwise transfer in any manner any Voting Securities to any "person" (within the meaning of Section 13(d)(3) of the 1934 Act) who, to the knowledge of JSG, after reasonable inquiry, owns (or as a result of such sale or transfer would own) JSC securities representing more than 5% of the Total Voting Power.

     Suspension; Termination. (a) The Standstill Agreement provides that the restrictions set forth in the preceding three paragraphs as to JSG and its Subsidiaries will be suspended (and during such period of suspension be of no force and effect) in the event that JSC enters into a written agreement concerning an Acquisition Proposal (as defined below). The Standstill Agreement further provides that if such written agreement is terminated without the consummation of the Acquisition Proposal, then such restrictions will be reinstated, subject to further suspension or reinstatement in the event of the occurrence of further events described in the preceding sentence or this sentence, respectively. For purposes of the Standstill Agreement, "Acquisition Proposal" means any proposed acquisition of Voting Securities representing more than 30% of the Total Voting Power, whether by business combination, tender or exchange offer, or otherwise, or the proposed acquisition of all or substantially all the assets of JSC and its Subsidiaries, taken as a whole (other than the Merger or any other transaction between JSC or any of its Subsidiaries, on the one hand, and JSG or any of its Subsidiaries, on the other hand).

     (b) The Standstill Agreement also provides that in the event that any person (other than JSG or any of its Subsidiaries or any person acting on behalf of or in participation with any of the foregoing) commences a tender or exchange offer that, if fully consummated, would result in such person, together with such person's subsidiaries, or any other person acting on behalf of or in participation with such person or its subsidiaries, becoming the beneficial owner of Voting Securities representing more than 30% of the Total Voting Power, then the restrictions set forth in the first three paragraphs under "Standstill Agreement" as to JSG and its Subsidiaries will be suspended (and during such period of suspension be of no force and effect). If, upon the expiration of such tender or exchange offer, the person making such tender or exchange offer does not acquire an amount of Voting Securities sufficient to make the provisions of the next paragraph applicable, the Standstill Agreement provides that such restrictions will be reinstated, subject to further suspension or reinstatement in the event of the occurrence of further events described in the preceding sentence or this sentence, respectively.

     (c) The Standstill Agreement further provides that in the event that it is publicly announced or JSG or JSC becomes aware (in which case it must promptly notify the other) that any person (other than JSG or any of its subsidiaries or any person acting on behalf of or in participation with any of the foregoing), together with such person's subsidiaries, or any other person acting on behalf of or in participation with such person or its subsidiaries has become the beneficial owner of Voting Securities representing more than 15% of the Total Voting Power, then the restrictions set forth under "--Standstill" and "--Certain Other Matters" as to JSG and its subsidiaries will terminate
(without reinstatement); provided that with respect to certain institutional and other passive investors who, after becoming the beneficial owner of Voting Securities representing more than 15% of the Total Voting Power, do not state any intention to or reserve the right to seek to control or influence the management or policies of JSC, such restrictions will not terminate but will be suspended on the 30th day after public announcement that such person has acquired such ownership and such restrictions will be reinstated provided that such investor divests a sufficient number of Voting
Securities such that such investor and its subsidiaries no longer beneficially own more than 15% of the Total Voting Power.

     Termination. The Standstill Agreement may be terminated with respect to MSLEF and its subsidiaries or JSG and its subsidiaries, as the case may be, by mutual written agreement of MSLEF (in the case of a termination of provisions binding on MSLEF and its subsidiaries) or JSG (in the case of a termination of provisions binding on JSG and its subsidiaries), on the one hand, and JSC, on the other hand, and in no other manner; provided that any such written agreement of JSC will be effective only if approved by a majority of (a) Disinterested Directors with respect to MSLEF (as defined below) in the case of any termination of obligations binding on MSLEF and its subsidiaries or (b) Disinterested Directors with respect to JSG (as defined below) in the case of any termination of obligations of JSG and its subsidiaries. For purposes of the Standstill Agreement, (i) "Disinterested Director with respect to MSLEF" means a member of the JSC Board who (x) is not the MSLEF Director (as such term is defined in the SSCC Bylaws) and (y) would otherwise constitute an "Independent Director" (as such term is defined in the SSCC Bylaws) vis-a-vis MSLEF and (ii) a "Disinterested Director with respect to JSG" means the MSLEF Director, if any, or a member of the JSC Board who (x) is not a JSC Director (as such term is defined in the SSCC Bylaws) and (y) would otherwise constitute an Independent Director (as such term is defined in the SSCC Bylaws) vis-a-vis JSG. In addition to the foregoing, the Standstill Agreement terminates automatically in the event the Merger Agreement terminates without consummation of the Merger.


              AMENDMENTS TO THE STONE CERTIFICATE OF INCORPORATION

     As part of the Stone Proposal, in order to ensure that, for federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized by the holders of shares of Stone Common Stock upon exchange of such shares in the Merger for shares of JSC Common Stock (except with respect to any cash received for fractional shares of JSC Common Stock), Stone common stockholders will vote on a proposal to amend (the "Stone Charter Amendment") the Stone restated certificate of incorporation to provide holders of Stone Series E Preferred Stock with additional voting rights. Specifically, the Stone Charter Amendment provides that, except as otherwise required by law, the holders of shares of Stone Series E Preferred Stock will be entitled, in addition to their existing voting rights, to vote upon all matters upon which holders of shares of Stone Common Stock have the right to vote and will be entitled to one vote per share of Stone Series E Preferred Stock upon such matters. The Stone Charter Amendment further provides that, except as otherwise required by law, the holders of shares of Stone Common Stock and Stone Series E Preferred Stock will vote together as a single class on all matters (other than with respect to matters on which holders of shares of Stone Series E Preferred Stock are currently entitled to vote upon separately as a class, including any right to elect two additional directors of Stone in the event that six quarterly dividends on the Stone Series E Preferred Stock are not paid). In elections of directors (other than the two additional Stone Series E Preferred Stock directors, if applicable) the holders of Stone Series E Preferred Stock will have the same cumulative voting rights as holders of Stone Common Stock. If the Stone Proposal is approved by the Stone common stockholders and all other conditions to the Merger are satisfied or waived, a certificate of amendment effecting the Stone Charter Amendment will be filed with the Secretary of State of the State of Delaware and become effective prior to the Merger. A copy of the full text of the Stone Charter Amendment is attached as Annex D-1.

     Pursuant to the Merger Agreement, and to comply with Section 6 of Subpart I.B. of the Stone Restated Certificate of Incorporation, after the Merger each issued and outstanding share of Stone Series E Preferred Stock will remain outstanding and become convertible pursuant to its terms into that number of shares of JSC Common Stock that its holder would have received in the Merger had such holder converted such share of Stone Series E Preferred Stock immediately prior to the Effective Time. In accordance with Section 6 of Subpart I.B. of the Stone Restated Certificate of Incorporation, the Stone Restated Certificate of Incorporation will be amended in the Merger (and not as part of the Stone Charter Amendment) to provide that (subject to certain conditions and exceptions described therein) holders of shares of Stone Series E Preferred Stock will have the right to convert all or any of such shares into SSCC Common Stock at the conversion price of $34.28 (equivalent to a conversion rate of .729 shares of SSCC Common Stock per share of Stone Series E Preferred Stock so converted), subject to adjustment pursuant to certain anti-dilution provisions with respect to SSCC and the SSCC Common Stock. Also in accordance with Section 6 of Subpart I.B. of the Stone Restated Certificate of Incorporation, after the Merger Stone will be obligated to deliver shares of SSCC Common Stock upon the conversion of the Stone Series E Preferred Stock. A copy of the full text of such amendments is attached as Annex D-2.


                          SSCC INCENTIVE PLAN PROPOSAL

     The JSC Board and the Stone Board each have recommended that their stockholders vote in favor of the SSCC Incentive Plan Proposal. The Incentive Plan that is the subject of such Proposal will provide for the granting of options and other equity awards in order to facilitate the attraction, retention, and motivation of key employees, as well as enabling such employees to participate in the long-term growth and financial success of SSCC and its affiliates.

     The continued success of SSCC depends upon its ability to attract and retain highly qualified and competent employees. The Incentive Plan enhances that ability and provides additional incentive to such personnel to advance the interests of SSCC and its stockholders. THE JSC AND STONE BOARDS EACH RECOMMEND A VOTE IN FAVOR OF THE APPROVAL OF THE INCENTIVE PLAN.

     The following brief description of the material features of the Incentive Plan is qualified in its entirety by reference to the full text of the Incentive Plan, a copy of which is attached to this Joint Proxy Statement/Prospectus as Annex I.

SHARES AUTHORIZED UNDER THE INCENTIVE PLAN

     The initial number of shares of SSCC Common Stock with respect to which awards may be granted under the Incentive Plan will not exceed 15,000,000 shares of SSCC Common Stock. No individual may receive awards under the Incentive Plan in any calendar year covering more than 2,000,000 shares of SSCC Common Stock. The number of shares of SSCC Common Stock authorized under the Incentive Plan, and the maximum individual grant level, are subject to adjustment in the event of any distribution (whether in the form of shares of SSCC Common Stock, other securities or other property), recapitalization (including, without limitation, any subdivision or combination of shares of SSCC Common Stock), reorganization, consolidation, combination, repurchase, or exchange of shares of SSCC Common Stock or other securities of SSCC, issuance of warrants or other rights to purchase shares of SSCC Common Stock or other securities of SSCC, or other similar transaction or event affecting the shares of SSCC Common Stock such that an adjustment is determined to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Incentive Plan. Such adjustments may be made by the Compensation Committee of the SSCC Board. Also, shares of SSCC Common Stock surrendered to SSCC to pay the exercise price or tax liability associated with equity awards of SSCC and shares of SSCC Common Stock underlying canceled or forfeited equity awards will again become available for grant under the Incentive Plan. Awards issued in assumption of or substitution for awards previously granted by a company acquired by SSCC or with which SSCC combines are not counted against the shares remaining available for grant under the Incentive Plan. The shares of SSCC Common Stock issuable under the Incentive Plan may be drawn from either authorized but previously unissued shares or from reacquired shares of SSCC Common Stock.

MATERIAL FEATURES OF THE INCENTIVE PLAN

     The Incentive Plan will be administered by the Compensation Committee of the SSCC Board. The Compensation Committee will have, among other powers, the power to interpret, waive, amend, establish, or suspend rules and regulations of the Incentive Plan in its administration of the Incentive Plan.

     The Compensation Committee will have sole and complete authority to grant to eligible participants one or more equity awards, including options, and Performance Awards or any combination thereof (each an "Award"); provided that grants of Awards to non-employee directors must be approved by the SSCC Board. The Compensation Committee will have the sole discretion to determine the number or amount of any Award to be awarded to any participant.

     Each Award will be evidenced by an award agreement that will be delivered to the participant specifying the terms and conditions of the Award and any rules applicable to such Award. The material terms and features of the various forms of Awards available under the Incentive Plan are set forth below.

     Options. These are options to purchase shares of SSCC Common Stock upon payment of a pre-established exercise price. The exercise price, vesting schedule (if any) and other terms and conditions of options granted under the Incentive Plan will be established at the time of grant by the Compensation Committee.

     Performance Awards. These are rights to receive amounts, denominated in shares of SSCC Common Stock, based upon SSCC's (or any of its operating units') performance during the period between the date of grant and a pre-established future date. Performance criteria, the length of the performance period, and the form and time of payment of the Award will be established by the Compensation Committee at the time of grant. Performance will be measured by earnings, earnings per share, earnings from operations, specified operational objectives, return on equity, return on assets, share price and/or the extent of increase or decrease of any one or more of such measures over a specified period.

ELIGIBLE PARTICIPANTS

     Under the Incentive Plan, any officer or employee of or any adviser or consultant to SSCC or any of its affiliates or any SSCC Board member may be a participant in the Incentive Plan and receive Awards thereunder.

     The Incentive Plan is a discretionary plan and, accordingly, it is not possible at present to determine the amount or form of any Award that would have been granted or that will be available for grant to any individual during the term of the Incentive Plan.

AMENDMENTS TO THE INCENTIVE PLAN

     The SSCC Board (or the Compensation Committee if authorized by the SSCC Board) may amend, alter, suspend, discontinue, or terminate the Incentive Plan or any portion thereof at any time; provided that no such action will be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement with which the SSCC Board deems it necessary or desirable to comply.

DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Under current federal income tax law, the grant and/or exercise of Awards under the Incentive Plan would have the following material tax consequences.

     Options. A participant will not recognize taxable income solely as a result of being granted an option or holding an unexercised option. When a participant exercises an option, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the option shares of SSCC Common Stock purchased thereunder over the purchase price. When a participant disposes of the option shares of SSCC Common Stock, any amount received in excess of the fair market value of the shares of SSCC Common Stock on the date of exercise generally will be treated as long- or short-term capital gain, depending upon the holding period of the shares of SSCC Common Stock. If the amount received on disposition of the option shares of SSCC Common Stock is less than the fair market value of the shares of SSCC Common Stock on the date of exercise, the loss generally will be treated as long- or short-term capital loss, depending upon the holding period of the shares of SSCC Common Stock. Upon a participant's exercise of an option, SSCC (or, if a subsidiary is the employer in a given case, the subsidiary) will generally be entitled to a deduction for federal income tax purposes in an amount equal to the amount of ordinary income recognized by the participant in respect of the exercise.

     To the extent that a participant pays all or part of the purchase price of option shares of SSCC Common Stock by surrendering shares of SSCC Common Stock owned by the participant, the rules described in the preceding paragraph will apply, except that the number of shares of SSCC Common Stock received upon the exercise which is equal to the number of shares of SSCC Common Stock so surrendered will generally have the same basis and tax holding period as the shares of SSCC Common Stock surrendered. Generally, the additional option shares of SSCC Common Stock received upon such purchase will have a holding period which commences on the date of purchase and a basis equal to the per share fair market value on the date of exercise.

     A participant will not recognize gain or loss with respect to shares of SSCC Common Stock used to pay the purchase price upon exercise of an option.

     Awards Settled in Property. Performance Awards under the Incentive Plan that are settled in shares of SSCC Common Stock will generally cause the recipient to realize ordinary income, at the time of receipt, in the amount of the fair market value of the shares of SSCC Common Stock received. SSCC (or, if a subsidiary is the employer in a given case, the subsidiary) will generally be entitled to a deduction of the same amount.

     The foregoing discussion is based upon current provisions of the Code, which are subject to change. The summary does not cover any state or local tax consequences.

     The Incentive Plan is not subject to any provision of the Employee Retirement Income Security Act of 1974, as amended, nor is it a qualified employee benefit plan under Section 401(a) of the Code.


                                  THE MEETINGS

     This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies (i) from the holders of shares of JSC Common Stock by the JSC Board for use at the JSC Meeting and (ii) from the holders of shares of Stone Common Stock by the Stone Board for use at the Stone Meeting. This Joint Proxy Statement/Prospectus and accompanying form of proxy are first being mailed to the respective stockholders of JSC and Stone on or about October 9, 1998.

TIMES AND PLACES; PURPOSES

     The JSC Meeting will be held at Renaissance Hotel, 9801 Natural Bridge Road, St. Louis, Missouri on November 17, 1998, starting at 10:30 a.m., local time. At the JSC Meeting, the JSC stockholders will be asked to consider and vote upon the JSC Proposal and the SSCC Incentive Plan Proposal.

     The Stone Meeting will be held at The Mid-America Club, 200 East Randolph Drive, Chicago, Illinois on November 17, 1998, starting at 10:30 a.m., local time. At the Stone Meeting, the Stone stockholders will be asked to consider and vote upon the Stone Proposal and the SSCC Incentive Plan Proposal.

     Representatives of Ernst & Young LLP are expected to be present at the JSC Meeting, where they will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Stone Meeting, where they will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

VOTING RIGHTS; VOTES REQUIRED FOR APPROVAL

     JSC. The JSC Board has fixed the close of business on September 29, 1998 as the record date (the "JSC Record Date") for JSC stockholders entitled to notice of and to vote at the JSC Meeting.

     The only outstanding voting securities of JSC are the shares of JSC Common Stock. Only holders of record of shares of JSC Common Stock on the JSC Record Date are entitled to notice of and to vote at the JSC Meeting. Each holder of record, as of the JSC Record Date, of shares of JSC Common Stock is entitled to cast one vote per share on each of the JSC Proposal and the SSCC Incentive Plan Proposal.

     On the JSC Record Date, there were 110,997,612 shares of JSC Common Stock outstanding and entitled to vote at the JSC Meeting, held by approximately 13,000 stockholders.

     The favorable vote of two-thirds of the shares of JSC Common Stock outstanding on the JSC Record Date is required to approve the JSC Proposal, and the favorable vote of a majority of the shares of JSC Common Stock present in person or by proxy at the JSC Meeting and entitled to vote at the JSC Meeting is required to approve the SSCC Incentive Plan Proposal submitted at the JSC Meeting, assuming a quorum is present.

     On the JSC Record Date, the directors and executive officers of JSC and their affiliates beneficially owned and were entitled to vote approximately 83,865,000 shares of JSC Common Stock, or approximately 75.6% of the shares of JSC Common Stock outstanding on the JSC Record Date. This includes the shares of JSC Common Stock beneficially owned by SIBV (approximately 46.5% of the JSC Common Stock outstanding on the JSC Record Date), and the shares of JSC Common Stock beneficially owned by MSLEF and certain related stockholders (approximately 28.7% of the JSC Common Stock outstanding on the JSC Record
Date). Pursuant to the applicable JSC Support Agreement, each of SIBV and MSLEF has agreed, subject to certain exceptions specified therein, to vote all shares of JSC Common Stock that it beneficially owned on the JSC Record Date in favor of the JSC Proposal. See "Voting Commitments from Certain Stockholders."

     Stone. The Stone Board has fixed the close of business on September 29, 1998 as the record date (the "Stone Record Date") for Stone stockholders entitled to notice of and to vote at the Stone Meeting.

     Currently, the only outstanding voting securities of Stone are the shares of Stone Common Stock. If the Stone Proposal is approved, the Stone Series E Preferred Stock will also be voting securities of Stone. Only holders of record of shares of Stone Common Stock on the Stone Record Date are entitled to vote at the Stone Meeting, and only holders of record of shares of Stone Common Stock and Stone Series E Preferred Stock on the Stone Record Date are entitled to notice of the Stone Meeting. Each holder of record, as of the Stone Record Date, of shares of Stone Common Stock is entitled to cast one vote per share on each of the Stone Proposal and the SSCC Incentive Plan Proposal.

     On the Stone Record Date, there were approximately 104,977,686 shares of Stone Common Stock outstanding and entitled to vote at the Stone Meeting, held by approximately 5,760 stockholders of record.

     The favorable vote of two-thirds of the shares of Stone Common Stock outstanding on the Stone Record Date is required to approve the Stone Proposal, and the favorable vote of a majority of the votes cast is required to approve the SSCC Incentive Plan Proposal submitted at the Stone Meeting, assuming a quorum is present.

     On the Stone Record Date, the directors and executive officers of Stone and their affiliates beneficially owned and were entitled to vote 7,519,619 shares of Stone Common Stock, or approximately 7.2% of the shares of Stone Common Stock outstanding on the Stone Record Date. Pursuant to the Stone Support Agreement, Mr. Stone has agreed, subject to certain exceptions specified therein, to vote all shares of Stone Common Stock that he beneficially owned on the Stone Record Date in favor of (and to use reasonable best efforts to persuade members of his family to vote in favor of) the Stone Proposal. On the Record Date, Mr. Stone and related family members beneficially owned approximately 11.2% of the outstanding shares of Stone Common Stock. See "Voting Commitments from Certain Stockholders."

VOTING OF PROXIES

     All shares of JSC Common Stock and Stone Common Stock represented by properly executed proxies received prior to or at the respective JSC Meeting or Stone Meeting, as the case may be, and not revoked, will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated on a properly executed returned proxy, such proxies will be voted
FOR the approval of the JSC Proposal and the SSCC Incentive Plan Proposal or the Stone Proposal and the SSCC Incentive Plan Proposal, as the case may be.

     If any other matters are properly presented at the JSC Meeting (in the case of the JSC stockholders) or at the Stone Meeting (in the case of the Stone common stockholders) for consideration, the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote on such matters in accordance with their best judgment (unless authorization to use such discretion is withheld). If a proposal to adjourn the JSC Meeting or the Stone Meeting is properly presented, the persons named in the enclosed form of proxy will not have discretion to vote shares voted against the JSC Proposal and the SSCC Incentive Plan Proposal or the Stone Proposal and the SSCC Incentive Plan Proposal, as the case may be, in favor of the adjournment proposal. Neither JSC nor Stone is aware of any matters expected to be presented at its respective meeting other than as described in its respective Notice of Special Meeting.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing (including by telegram or telecopy) with the Secretary of JSC or the Secretary of Stone, as the case may be, before taking of the vote at the relevant meeting, a written notice of revocation bearing a later date than the date of the proxy or a later-dated proxy relating to the same shares, or (ii) attending the relevant meeting and voting in person. In order to vote in person at either the JSC Meeting or the Stone Meeting, JSC stockholders and Stone common stockholders must attend the relevant meeting and cast their votes in accordance with the voting procedures established for such meeting. Attendance at a meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy must be sent so as to be delivered at or before the taking of the vote at the applicable meeting as follows:

          (i) in the case of JSC stockholders, to Jefferson Smurfit Corporation, Jefferson Smurfit Centre, 8182 Maryland Avenue, St. Louis, Missouri 63105,
     Telecopy: (314) 746-1184, Attention: Secretary; and

          (ii) in the case of Stone common stockholders, to Stone Container Corporation, 150 North Michigan Avenue, Chicago, Illinois 60601, Telecopy:
     (312) 580-4919, Attention: Secretary.

     JSC stockholders and Stone common stockholders who require assistance in changing or revoking a proxy should contact D. F. King & Co., Inc. at the address or phone number provided in this Joint proxy Statement/Prospectus under the caption "Who Can Help Answer Your Questions."

     Abstentions may be specified on each of the JSC Proposal, the Stone Proposal and the JSC and Stone SSCC Incentive Plan Proposals. Since the favorable vote of at least two-thirds of all outstanding shares entitled to vote on each of the JSC Proposal and the Stone Proposal is required to approve such proposal and the affirmative vote of a majority of the shares of JSC Common Stock present in person or by proxy at the JSC Meeting and entitled to vote on the JSC SSCC Incentive Plan Proposal is required to approve such proposal, a proxy marked "ABSTAIN" with respect to any such proposal will have the effect of a vote against such proposal. However, since the favorable vote of a majority of the votes cast on the Stone SSCC Incentive Plan Proposal is required to approve such proposal, a proxy marked "ABSTAIN" with respect to such proposal will have no effect on the outcome of the vote on such proposal. In addition, the failure of a JSC stockholder to return a proxy will have the effect of a vote against the JSC Proposal and the failure of a Stone stockholder to return a proxy will have the effect of a vote against the Stone Proposal. The failure of a JSC stockholder or Stone stockholder to return a proxy, however, will have no effect with respect to the SSCC Incentive Plan Proposal, assuming a quorum is present at each of the JSC Meeting and Stone Meeting.

     Under NYSE and Nasdaq rules, brokers who hold shares in street name for customers have the authority to vote on certain "routine" proposals when they have not received instructions from beneficial owners. Under NYSE and Nasdaq rules, such brokers are precluded from exercising their voting discretion with respect to the approval and adoption of non-routine matters such as the JSC Proposal, the Stone Proposal and the SSCC Incentive Plan Proposal and thus, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such shares with respect to the approval and adoption of such proposals (i.e., "broker non-votes"). Since the affirmative votes described above are required for approval of each of the JSC Proposal and the Stone Proposal, a "broker non-vote" with respect to any such proposal will have the effect of a vote against such proposal. With respect to the SSCC Incentive Plan Proposal, however, a "broker non-vote" will have no effect on the outcome of the vote on such proposal, assuming a quorum is present at each of the JSC Meeting and Stone Meeting.

     It is the policy of each of JSC and Stone to keep confidential proxy cards, ballots and voting tabulations that identify individual stockholders, except where disclosure is mandated by law and in other limited circumstances.

     The cost of solicitation of proxies will be paid by JSC for JSC proxies and by Stone for Stone proxies. In addition to solicitation by mail, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners; and JSC or Stone, as the case may be, will, upon request, reimburse such brokerage houses and custodians for their reasonable expenses in so doing. JSC has retained ChaseMellon Shareholder Services, L.L.C. and Stone has retained D.F. King & Co., Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitations. Each such firm will receive customary fees and expense reimbursement for such services. To the extent necessary in order to ensure sufficient representation at its Meeting, JSC or Stone may request by telephone or telegram the return of proxy cards. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. Stockholders are urged to send in their proxies without delay.

     Stockholders should not send in any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of certificates representing shares of Stone Common Stock will be mailed by SSCC to former Stone common stockholders as soon as practicable after the consummation of the Merger.


                        COMPARISON OF STOCKHOLDER RIGHTS

GENERAL

     The rights of JSC stockholders are currently governed by the Delaware General Corporation Law (the "Delaware Law") and the restated certificate of incorporation and bylaws of JSC (the "Old JSC Charter" and the "Old JSC Bylaws", respectively). The rights of Stone stockholders are currently governed by Delaware Law and the restated certificate of incorporation and bylaws of Stone (the "Stone Charter" and the "Stone Bylaws", respectively).

     At the Effective Time, JSC will amend and restate the Old JSC Charter (as so amended and restated, the "SSCC Charter") and the Old JSC Bylaws (as so amended and restated, the "SSCC Bylaws") as provided for in the Merger Agreement. Accordingly, upon consummation of the Merger, the rights of JSC stockholders and the rights of Stone stockholders who become stockholders of SSCC in the Merger will be governed by Delaware Law, the SSCC Charter and the SSCC Bylaws.

     The following discussions are not intended to be complete and are qualified by reference to Delaware Law, the Old JSC Charter, the Old JSC Bylaws, the Stone Charter, the Stone Bylaws, the SSCC Charter and the SSCC Bylaws. Copies of the SSCC Charter and the SSCC Bylaws are attached as Annex B and Annex C to this Joint Proxy Statement/Prospectus and are incorporated by reference herein. See "Where You Can Find More Information."

COMPARISON OF RIGHTS OF JSC STOCKHOLDERS CURRENTLY AND FOLLOWING THE MERGER

     The following summarizes the principal differences between the rights of JSC stockholders under Delaware Law, the Old JSC Charter and the Old JSC Bylaws prior to the Merger, and the rights of such stockholders under Delaware Law, the SSCC Charter and the SSCC Bylaws following the Merger.

     The principal differences between the rights of JSC stockholders prior to and after the Merger are generally set forth in the SSCC Charter and in Article 5 of the SSCC Bylaws ("Article 5"). The provisions of Article 5 relate primarily to the composition of the SSCC Board, the composition and authority of certain of the Board and management committees and the authority of certain of SSCC's executive officers. The SSCC Bylaws provide that Article 5 will automatically terminate upon the earlier of (i) the date on which Mr. Stone ceases to be CEO (which term as CEO is scheduled to expire upon the date of the first annual meeting of stockholders occurring after February 16, 2001, unless changed by a vote of at least 75% of the members of the entire SSCC Board) or (ii) February 16, 2001 (the "Article 5 Termination Date"). However, the SSCC Bylaws will provide that certain provisions contained in Article 5 will survive the Article 5 Termination Date, namely: (x) certain rights relating to MSLEF will survive for so long as MSLEF beneficially owns at least 1,000,000 shares of SSCC Common Stock (determined on a primary basis and adjusted, as appropriate, for any stock dividend or similar distribution of JSC Capital Stock, stock split, reclassification, recapitalization, stock combination or similar change involving the JSC Common Stock, the "MSLEF Threshold Amount of Shares"), (y) certain provisions relating to the authority and composition of the Independent Committee (as described below) will survive until the fifth anniversary of the Effective Time and (z) the provision relating to the term of office of Mr. Stone as CEO will survive until the first annual meeting of stockholders occurring after February 16, 2001, subject to the termination of his employment as CEO for Cause (as defined in the SSCC Bylaws) as determined by at least 75% of the members of the entire SSCC Board.

     Additional differences between the rights of JSC stockholders currently and after the Merger relate to the fact that the Stockholders' Agreement will terminate upon consummation of the Merger. See "Stock Purchase Agreement--Termination of Stockholders' Agreement and Related Registration Rights Agreement." Certain provisions of the Old JSC Charter and the Old JSC Bylaws relating to the approval of certain actions, the composition and designation of committees of the JSC Board and the amendment of the Old JSC Charter and the Old JSC Bylaws reflect the requirements of the Stockholders' Agreement. Accordingly, such provisions will be modified or eliminated in the SSCC Charter and the SSCC Bylaws due to the termination of the Stockholders' Agreement.

     Authorized Capital. The authorized capital of JSC currently consists of 250,000,000 shares of JSC Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share. The authorized capital of SSCC following the Merger will be as set forth under "Description of SSCC Capital Stock Following the Merger--Authorized Capital Stock."

     Pursuant to the SSCC Charter, after the Effective Time, SSCC will be required, among other things, to make available to Stone sufficient shares of SSCC Common Stock (or other securities and property of SSCC, if applicable) to permit Stone to satisfy the terms of the Stone Series E Preferred Stock upon conversion thereof (or upon conversion of any 7% Convertible Subordinate Exchange Debentures due 2007 issued in exchange for the Stone Series E Preferred Stock (the "7% Convertible Debentures")). SSCC will be required to deliver such shares of SSCC Common Stock (or other securities and property of SSCC, if applicable) to Stone no later than the time when Stone is required to deliver such securities upon conversion of the Stone Series E Preferred Stock (or upon conversion of any 7% Convertible Debentures). In addition, the SSCC Charter will require SSCC to take all action contemplated to be taken by SSCC pursuant to
(i) the provisions of the Stone Charter relating to the conversion of the Stone Series E Preferred Stock or (ii) the indenture under which the 7% Convertible Debentures were issued.

     Number of Directors. The Old JSC Charter provides for the JSC Board to consist of not fewer than 3 nor more than 15 members, with the exact number to determined by the JSC Board. The JSC Board currently consists of 10 members. The SSCC Charter and the SSCC Bylaws will provide for the SSCC Board to consist of 12 members. The SSCC Charter and the SSCC Bylaws will provide that, until the
Article 5 Termination Date, the total authorized number of directors comprising the entire SSCC Board may not be increased or decreased without the affirmative vote of stockholders holding at least 75% of the voting power of SSCC's then outstanding capital stock entitled to vote thereon.

     Term of Directors. Currently, JSC directors are divided into three classes, with each class serving a staggered three-year term. The SSCC Charter will require all directors of the SSCC Board to be elected at each annual meeting of stockholders for a term of one year.

     The SSCC Bylaws will provide that, until the Article 5 Termination Date, each director must retire no later than the date of the first annual meeting of stockholders to be held following that director's 72nd birthday.

     Composition of the Board/Nomination of Directors. The JSC Board is currently constituted in accordance with the Stockholders' Agreement. Pursuant to the Stockholders' Agreement, each of SIBV and MSLEF have agreed to vote for five nominees of the other (with one of each of the five nominees not being "affiliated", as that term is defined in the Stockholders' Agreement, with SIBV, MSLEF and certain other parties), subject to adjustment in the event of certain changes in ownership of JSC Common Stock by MSLEF and certain other investors and the receipt by such parties of a certain specified return on their investment (the "Investment Return").

     Under the Old JSC Bylaws and under the SSCC Bylaws following the Article 5 Termination Date, nominations of persons for election to the JSC Board may be made at any annual meeting or special meeting of stockholders (i) by or at the direction of the JSC Board or (ii) by any stockholder who is entitled to vote in the election of directors, and complies with the procedures set forth in such Bylaws.

     The SSCC Bylaws will provide for there to be established the following three board committees for nominating persons for election as directors and filling director vacancies: the Stone Committee, the JSC Committee and the MSLEF Committee (each, a "Nominating Committee"). The Stone Committee and the JSC Committee will continue to function until the Article 5 Termination Date and will thereafter be dissolved. The MSLEF Committee will continue to function until such time as MSLEF beneficially owns less than the MSLEF Threshold Amount of Shares. Prior to each meeting of the stockholders at which SSCC directors are to be elected:

          (x) the Stone Committee will have the authority to designate four persons as nominees for election as directors and, in addition, one person as nominee both for election as a director and for appointment as CEO;

          (y) the JSC Committee will have the authority to designate four persons as nominees for election as directors and, in addition, one person as nominee both for election as a director and for appointment as Chairman of the SSCC Board (the "Chairman") and one person as nominee both for election as a director and for appointment as EVP; and

          (z) the MSLEF Committee will have the authority to designate one person as nominee for election as a director.

     The SSCC Bylaws will provide that at each meeting of stockholders at which directors are to be elected, the officer of SSCC presiding at such meeting will nominate, on behalf of the Nominating Committees (if such committees exist), the persons designated for nomination by the Nominating Committees. At any such meeting, neither the SSCC Board nor any committee thereof will be permitted to nominate or direct there to be nominated as a director any person not designated by one of the Nominating Committees.

     Effective as of the Effective Time, the SSCC Board will, by resolution, designate certain of the SSCC directors (including the CEO) as "Stone Directors", certain of the SSCC directors (including the Chairman and the EVP) as "JSC Directors" and one of the SSCC directors as the "MSLEF Director". After the Effective Time, each director nominated or appointed to the SSCC Board (i) by the Stone Committee, will be considered a "Stone Director", (ii) by the JSC Committee, will be considered a "JSC Director", (iii) by the MSLEF Committee, will be considered the "MSLEF Director" and (iv) by the entire SSCC Board (and not by any of the Nominating Committees), will be considered an "Unaffiliated Director". In addition, if there is then otherwise no MSLEF Director and MSLEF has at no time owned less than the MSLEF Threshold Amount of Shares, the holders of at least a majority of the voting power of SSCC's then outstanding capital stock may designate up to one director to serve as the MSLEF Director. The Stone Committee will be comprised exclusively of each of the Stone Directors; the JSC Committee will be comprised exclusively of each of the JSC Directors; and the MSLEF Committee will be comprised exclusively of the MSLEF Director. Any person elected to the SSCC Board by the stockholders who was not nominated to the SSCC Board by any of the Nominating Committees will be considered an "Unaffiliated Director" and will not sit on any of the Nominating Committees, unless such director was designated as the MSLEF Director by the holders of at least a majority of the voting power of SSCC's then outstanding capital stock.

     The SSCC Charter will provide that to the extent and for so long as provided in Article 5, the Nominating Committees will be constituted in accordance with, and will be vested with such powers and authority as provided in, Article 5.

     Pursuant to the Voting Agreement, each of the parties thereto has agreed to vote or cause to be voted all shares of SSCC Common Stock beneficially owned by such stockholder in favor of (i) the persons designated for nomination to the SSCC Board by the Nominating Committees and (ii) Mr. Stone (if Mr. Stone has not been designated for nomination by any of the Nominating Committees). The obligation of the parties to vote for Mr. Stone as a director terminates (i) if Mr. Stone is removed as CEO for Cause or (ii) when Mr. Stone reaches the age of 72.

     Removal of Directors. Under the Old JSC Charter, directors may be removed by stockholders only for cause. The SSCC Charter will not include such a limitation. However, the SSCC Charter and SSCC Bylaws will provide that until the Article 5 Termination Date, the SSCC Board will not request that a special meeting of stockholders be called for the purpose of removing an SSCC director from office, unless the SSCC Board has first determined, by the affirmative vote of at least 75% of the members of the entire SSCC Board, that there exists Cause to remove such director. This 75% voting requirement will not apply to the SSCC Board calling a special meeting for the removal of the MSLEF Director if MSLEF beneficially owns less than the MSLEF Threshold Amount of Shares. Unlike the Old JSC Charter and the Old JSC Bylaws, the SSCC Charter and the SSCC Bylaws will provide that a special meeting of stockholders may be called, for any purpose, at the written request of stockholders holding at least 25% of the voting power of SSCC's then outstanding capital stock entitled to vote.

     Pursuant to the Voting Agreement, if at any time MSLEF owns less than the MSLEF Threshold Amount of Shares, each of MSLEF, SIBV and Mr. Stone has agreed that, at the request of either of the other parties, it will vote or cause to be voted all shares of SSCC Common Stock beneficially owned by it in favor of (x) calling a special meeting of SSCC stockholders for the purpose of removing the MSLEF Director and (y) removing the MSLEF Director at such special meeting of stockholders. Other than as described in the preceding sentence, pursuant to the Voting Agreement each of SIBV, MSLEF and Mr. Stone has agreed not to vote or cause to be voted any shares of SSCC Common Stock beneficially owned by such stockholder in favor of the removal of any director nominated or appointed to the SSCC Board by any Nominating Committee (in accordance with the SSCC Bylaws) other than for Cause.

     Removal of Officers. The Old JSC Bylaws provide, and after the Article 5 Termination Date the SSCC Bylaws will provide, that officers may be removed at any time by the affirmative vote of a majority of the directors. The SSCC Bylaws will provide that until the Article 5 Termination Date, the Chairman, the CEO and the EVP of SSCC (in his or her capacity as an officer) will be subject to removal only for Cause as determined by at least 75% of the members of the entire SSCC Board.

     Filling of Vacancies. Under the Old JSC Charter and the Old JSC Bylaws and under the SSCC Bylaws after the Article 5 Termination Date, vacancies on the SSCC Board resulting from the removal from office, resignation, retirement, death or other unavailability of any of the directors may be filled only by the affirmative vote of a majority of the directors then in office or by the stockholders at a special meeting called for such purpose.

     Until the Article 5 Termination Date, the SSCC Bylaws will provide that, subject to the immediately succeeding sentence, if any director (other than an Unaffiliated Director) is removed from the SSCC Board, resigns, retires, dies or otherwise cannot continue to serve as a member of the SSCC Board, if that director is (i) a Stone Director, then the Stone Committee will have the exclusive authority to appoint a person to fill such vacancy, (ii) a JSC Director, then the JSC Committee will have the exclusive authority to appoint a person to fill such vacancy or (iii) a MSLEF Director, then a majority of the members of the entire SSCC Board will have the exclusive authority to appoint a person to fill such vacancy (in which case, that newly appointed director will be considered an Unaffiliated Director). The SSCC Bylaws will also provide that
(i) if a director who is removed from the SSCC Board, resigns, retires, dies or otherwise cannot continue to serve as a member of the SSCC Board, is also the Chairman or the EVP and (ii) if JSG and its subsidiaries beneficially own less than 15% of the then outstanding shares of SSCC Common Stock, then a majority of the members of the entire SSCC Board will have the exclusive right to appoint a person to fill that vacancy (in which case that newly appointed director will be considered an Unaffiliated Director). The SSCC Bylaws will further provide that if (i) a MSLEF Director tenders his or her resignation from the SSCC Board effective as of a future date, (ii) prior to and in contemplation of such future date, the MSLEF Committee designates a person to replace the resigning MSLEF Director and (iii) at such future date, MSLEF beneficially owns at least the MSLEF Threshold Amount of Shares, then the person so designated by the MSLEF Committee shall be appointed to fill the vacancy effective as of such future date and shall be considered the MSLEF Director.

     Pursuant to the Voting Agreement, each of the parties thereto has agreed that, so long as MSLEF has at no time beneficially owned less than the MSLEF Threshold Amount of Shares, if at any time there is no MSLEF Director on the SSCC Board (due to the MSLEF Director's resignation, retirement, death or otherwise), it will vote or cause to be voted all shares of SSCC Common Stock beneficially owned by it in favor of (x) calling a special meeting of SSCC stockholders for the purpose of removing an Unaffiliated Director (if any) and replacing such Unaffiliated Director (or filling the vacancy left by the MSLEF Director) with a person designated by MSLEF and (y) at such special meeting, removing such Unaffiliated Director, electing the designee of MSLEF to the SSCC Board and designating such person as the "MSLEF Director" on the SSCC Board.

     The SSCC Bylaws will provide that, if an Unaffiliated Director is removed from the SSCC Board or resigns, retires, dies or otherwise cannot continue to serve as a member of the SSCC Board, then a majority of the members of the entire SSCC Board will have the authority to appoint a person to fill such vacancy.

     The SSCC Bylaws will provide that the Stone Committee will use its best efforts to ensure that at all times at least two of its designees for nomination or appointees to the SSCC Board are Independent Directors (as defined in the SSCC Bylaws), and will also provide that the JSC Committee will use its best efforts to ensure that at all times at least two of its designees for nomination or appointees to the SSCC Board are Independent Directors.

     Special Meetings of Stockholders. Currently, special meetings of JSC stockholders may be called by the Chairman of the JSC Board, the President, the Secretary or any Vice President or at the request of a majority of the JSC Board. Under the SSCC Charter and the SSCC Bylaws, this right will continue (except as described above under "--Removal of Directors"). In addition, under the SSCC Charter and the SSCC Bylaws, stockholders holding at least 25% of the voting power of SSCC's then outstanding capital stock entitled to vote will have the right to call a special meeting of stockholders. Assuming SIBV, currently JSC's largest stockholder, does not sell a significant percentage of its shares of JSC Common Stock, this amendment will permit SIBV to call a special meeting of stockholders without the consent of any other SSCC stockholder. The SSCC Charter and the SSCC Bylaws will further provide that in order for a stockholder to nominate a person to be elected at a special meeting to serve as a director on the SSCC Board, such stockholder must comply with certain advance notice requirements (as provided in the SSCC Bylaws). Pursuant to the Voting Agreement, the parties thereto have entered into certain agreements with respect to voting to call and voting at special meetings of the SSCC stockholders. See
"--Removal of Directors."

     Amendment of Charter. Pursuant to Delaware Law, amendment of a company's certificate of incorporation generally requires the approval of the board of directors and a majority of the outstanding stock entitled to vote thereon. The Old JSC Bylaws provide that in order for the JSC Board to amend the Old JSC Charter such amendment must be approved by (i) the number of directors equal to the sum of the majority of the entire JSC Board plus one (the "Required Majority"), (ii) two of the four directors selected by SIBV (the "SIBV Nominees") pursuant to the Stockholders' Agreement and (iii) two of the four directors selected by MSLEF (the "MSLEF Nominees") pursuant to the Stockholders' Agreement. Pursuant to the Old JSC Charter, a two-thirds majority vote of the stockholders is required to amend certain provisions of the Old JSC Charter relating to the following: (i) the number of directors to serve on the JSC Board, (ii) the classification of the JSC directors into three "staggered" classes, (iii) the term of service for the JSC directors, (iv) the provisions for filling vacancies on the JSC Board, (v) the requirement that JSC directors be removed only for "cause", (vi) the amendment by the stockholders of the Old JSC Bylaws, (vii) the requirement that all stockholder action be taken at an annual or special meeting (no action by written consent) and (viii) the prohibition against stockholders calling a special meeting.

     The SSCC Charter will not require a two-thirds stockholder vote in order to amend any of its provisions. Pursuant to the SSCC Charter, however, the amendment of the following SSCC Charter provisions will require the affirmative vote of stockholders holding at least 75% of the voting power of SSCC's then outstanding capital stock entitled to vote: (x) SSCC Charter provisions requiring a 75% stockholder vote to amend certain SSCC Bylaw provisions and (y) SSCC Charter provisions which repeat certain Article 5 provisions where, pursuant to the SSCC Bylaws, stockholder amendment of such Article 5 provisions requires a 75% stockholder vote. In addition, the SSCC Bylaws will require the approval of at least 75% of the members of the entire SSCC Board in order to make certain recommendations to the stockholders. See "--Approval of Certain Actions."

     Pursuant to the Voting Agreement, each of the parties thereto has agreed not to vote in favor of any resolution by any stockholder that seeks to amend, repeal, or adopt any provision inconsistent with (i) Article 5 or (ii) the SSCC Charter provisions requiring, in the case of stockholder amendment or repeal of certain SSCC Bylaw provisions, the vote of holders of at least 75% of the voting power SSCC's outstanding capital stock.

     Amendment of Bylaws. Generally, the Old JSC Bylaws may be altered, amended or repealed either

          (x) by the JSC Board, only with the approval of (i) the Required Majority, (ii) two SIBV Nominees and (iii) two MSLEF Nominees; or

          (y) by the stockholders, only with the affirmative vote of the holders of not less than two-thirds of the voting power of JSC's outstanding capital stock entitled to vote thereon.

     The SSCC Charter and the SSCC Bylaws will provide that, until the Article 5 Termination Date, amendment of Article 5 will require the approval of at least 75% of the members of the entire SSCC Board or the affirmative vote of the holders of at least 75% of the voting power of SSCC's outstanding capital stock entitled to vote thereon. From and after the Article 5 Termination Date, the SSCC Bylaws will provide that the SSCC Bylaws may not be amended except by a majority of the members of the entire SSCC Board or by the affirmative vote of the stockholders as required by Delaware law.

     In addition, the SSCC Charter and the SSCC Bylaws will provide that, notwithstanding the Article 5 Termination Date, so long as MSLEF beneficially owns not less than the MSLEF Threshold Amount of Shares, the amendment of any provision of the SSCC Bylaws relating to (i) the authority and membership of the MSLEF Committee and the SSCC Compensation Committee, (ii) the inclusion of the MSLEF Director on the Independent Committee and the JSG Supervisory Committee (if such committees exist) or (iii) the designee for nomination, removal or replacement of the MSLEF Director, will require the unanimous vote of each of the members of the SSCC Board or the affirmative vote of the holders of at least 75% of the voting power of SSCC's outstanding capital stock entitled to vote thereon.

     Stock Purchase Rights. JSC is a party to a Stock Subscription Agreement (the "Subscription Agreement") dated as of May 3, 1994 among JSC, JSC-US and SIBV. Pursuant to the Subscription Agreement, SIBV has been granted certain contractual rights, which generally allow SIBV to maintain its percentage ownership of JSC Common Stock in the event of public or private issuances of JSC Common Stock (or securities of JSC convertible into or exchangeable for JSC Common Stock).

     Pursuant to a Letter Agreement dated May 10, 1998 between SIBV and JSC, SIBV agreed to waive its purchase rights under the Subscription Agreement with respect to shares of JSC Common Stock to be issued in connection with the consummation of the Merger, including shares of JSC Common Stock issuable upon the conversion of debt or equity securities of Stone outstanding as of May 10, 1998.

     Approval of Certain Actions. The Old JSC Bylaws provide that until the occurrence of a Trigger Event (as described below), certain actions require the approval of (i) the Required Majority, (ii) two SIBV Nominees and (iii) two MSLEF Nominees. These actions generally include (a) the amendment of the Old JSC Charter and Old JSC Bylaws by the JSC Board or amendment of the certificate of incorporation or bylaws of JSC's subsidiaries; (b) the issuance, sale, purchase or redemption of securities of JSC or any of its subsidiaries (other than to JSC or any of its wholly owned subsidiaries and other than pursuant to the Subscription Agreement); (c) the establishment of and appointments to the Audit Committee of the JSC Board; (d) sales of assets to or investments in, or certain transactions with, JSG or its affiliates in excess of a specified amount or any other person in excess of other specified amounts; (e) certain mergers, consolidations, dissolutions or liquidations of JSC or any of its subsidiaries;
(f) the filing of a petition in bankruptcy; (g) any payment or distribution to the stockholders of JSC or any of its subsidiaries, except for any such payments or distributions to JSC or its wholly owned subsidiaries; (h) the incurrence of certain new indebtedness, the creation of certain liens or guarantees, the institution, termination or settlement of material litigation, the surrender of property or rights, the making of certain investments, commitments, capital expenditures or donations, in each case in excess of certain specified amounts;
(i) the entry into any lease (other than a capitalized lease) of assets of JSC in excess of a specified amount; (j) the entry into any agreement or material transaction between JSC and a director or officer of JSC, JSC-US, JSG, Container Corporation of America ("CCA"), SIBV or MSLEF or their affiliates; (k) the replacement of the independent accountants for JSC or any of its subsidiaries or modification of significant accounting methods; (l) the amendment or termination of JSC's 1992 Stock Option Plan; (m) the election or removal of directors and officers of each of JSC-US and CCA, except as provided in the Stockholders' Agreement; (n) the increase or decrease of the number of directors comprising the JSC Board; and (o) any decision regarding registration of any securities, except in accordance with the existing registration rights agreement.

     The Old JSC Bylaws define a Trigger Event (which has not yet occurred) by reference to various reductions in the holdings of JSC Common Stock by MSLEF and certain other holders, or by SIBV, and by whether MSLEF and those other holders has received the Investment Return.

     The SSCC Bylaws will provide that, until the Article 5 Termination Date, approval of at least 75% of the members of the entire SSCC Board will be required for (i) any recommendation to the stockholders to change the number of directors constituting the entire SSCC Board, (ii) any change in the tenure of Mr. Stone as CEO or any removal of the CEO other than for Cause, (iii) any change in the title or any material diminution in the responsibilities of the Chairman, the CEO or the EVP, (iv) any stock repurchase that would result in the aggregate beneficial ownership by JSG and its subsidiaries of capital stock of SSCC representing more than 40% of the voting power represented by all outstanding capital stock of SSCC (or, if such ownership is already greater than 40%, increasing such beneficial ownership), or (v) any change in the scope or composition of any of the committees of the SSCC Board (including any change of the chairman of the Compensation Committee) or the two management committees (including any change of the chairman of the Cost Reduction/Divestiture Committee) described in the SSCC Bylaws. In addition, the SSCC Bylaws will confer on various SSCC Board Committees certain powers and authority of the SSCC Board. See "--Board
Committees."

     Board Committees. The JSC Board has designated three committees pursuant to the Old JSC Bylaws: the Compensation Committee, the Audit Committee and the Appointment Committee. The Stockholders' Agreement contains various provisions which generally are designed, subject to certain exceptions and depending on certain changes in ownership of JSC Common Stock by MSLEF and certain other investors from current levels and the receipt by MSLEF and certain other investors of the Investment Return, to cause (i) MSLEF Nominees (other than the independent MSLEF Nominee) to constitute a majority of the members of the Compensation Committee and any other committees that administer any option or incentive plan of JSC; and (ii) (a) SIBV Nominees (other than the independent SIBV Nominee) to constitute a majority of the members of the Appointment Committee, (b) a MSLEF Nominee (other than the independent MSLEF Nominee) to be a member of the Appointment Committee, (c) nominees of the Appointment Committee's SIBV Nominees to be appointed or elected officers of JSC (other than the CFO) and (d) a nominee of the MSLEF Nominee to be appointed or elected CFO.

     The Old JSC Bylaws provide that the Compensation Committee has the duty to review at least once each fiscal year and to establish compensation (including fringe benefits) for the CFO and for all other officers or employees of JSC and its subsidiaries (i) who are directors of JSC (other than the CEO) or (ii) who are officers of or employed by (or a significant portion of whose time is spent as a consultant to) JSG or any of its affiliates and whose primary employment is not with JSC and its subsidiaries. The Appointment Committee has the duty to review at least once each fiscal year and to establish compensation (including fringe benefits) for all other officers of JSC and its subsidiaries.

     Pursuant to the Old JSC Bylaws, the adoption of amendments to all bonus and incentive plans (other than those involving stock and options) requires the approval of the Compensation Committee and the JSC Board, but the JSC Board alone may approve the allocation of awards thereunder. Under the Old JSC Bylaws, the JSC Board is authorized to approve the adoption of or amendments to (i) stock compensation, stock option and stock incentive plans and (ii) pension and profit sharing plans. Pursuant to the Old JSC Bylaws, the Compensation Committee is authorized to make all decisions under JSC's stock compensation, stock option and stock incentive plans, provided that, except under certain limited circumstances, the JSC Board is to make all decisions relating to grants or awards under such plans.

     In addition to the Nominating Committees, the SSCC Bylaws will provide for the establishment of six committees of the SSCC Board: (i) the Compensation Committee, which will determine compensation payable to all Executive Officers (as defined in the SSCC Bylaws) of SSCC and its subsidiaries and approve the adoption of, amendment to and make all decisions with respect to, all bonus, incentive and other employee benefit plans and will make all decisions with respect to grants or awards made thereunder, (ii) the Audit Committee, which will perform functions customary for the audit committee of a public company,
(iii) the Independent Committee, which will have the responsibilities described below, (iv) the JSG Supervisory Committee, which will seek to ensure the enforcement against JSG of the Standstill Agreement, (v) the MSLEF Supervisory Committee (together with the JSG Supervisory Committee, the "Supervisory Committees"), which will seek to ensure the enforcement against MSLEF of the Standstill Agreement and (vi) the Officer Appointment Committee, which will have the responsibilities described below.

     The SSCC Bylaws will provide that the Compensation Committee will be comprised exclusively of (i) one Independent Director designated by the Stone Committee (until the Article 5 Termination Date), (ii) one Independent Director designated by the JSC Committee (until the Article 5 Termination Date) and
(iii) one director, who will be chairman of the committee, designated by the MSLEF Committee (so long as there is a MSLEF Committee and the MSLEF Committee has not waived such right). In the event that there is no MSLEF Committee
(or if the MSLEF Committee has waived its right to designate a director on the Compensation Committee), the Compensation Committee will include a third director designated by a majority of the members of the SSCC Board and will be chaired by one of the directors on the committee designated by at least 75% of the members of the entire SSCC Board.

     The SSCC Bylaws will require that, until the Article 5 Termination Date, the Independent Committee be comprised exclusively of (i) two Independent Directors designated by the Stone Committee (until the Article 5 Termination
Date), (ii) two Independent Directors designated by the JSC Committee (until the
Article 5 Termination Date) and (iii) the MSLEF Director (so long as there is a MSLEF Director).

     From and after the Article 5 Termination Date and until the fifth anniversary of the Effective Time (the "Fifth Anniversary"), the SSCC Bylaws will require the Independent Committee to consist exclusively of Independent Directors designated by not less than a majority of the members of the entire SSCC Board. For the purposes of this requirement, any MSLEF Director will be considered an Independent Director so long as such MSLEF Director is not an officer or employee of SSCC or a director, officer or employee of any beneficial owner of 15% or more of the capital stock of SSCC.

     Until the Fifth Anniversary, the SSCC Bylaws will generally prohibit the SSCC Board from authorizing or approving any commercial or other transactions (including, without limitation, any squeeze-out of other stockholders effected by merger, reverse stock split or otherwise) or agreements between SSCC and its subsidiaries, on the one hand, and JSG and its subsidiaries (other than SSCC and its subsidiaries), on the other hand, unless such actions have first been recommended by at least a majority of the members of the entire Independent Committee. This requirement is subject to certain exceptions, including exceptions for (x) transactions pursuant to agreements in effect on the date of the Merger Agreement or entered into in connection with the Merger Agreement or replacement agreements, (y) any sale of assets below specified levels, and (z) product sales in the ordinary course of business effected on arm's length equivalent terms and not otherwise requiring SSCC Board approval.

     The JSG Supervisory Committee will be comprised exclusively of the MSLEF Director and each director who is both Independent with respect to JSG and not a JSC Director. The MSLEF Supervisory Committee will be comprised exclusively of each director, other than the MSLEF Director (if any), who is Independent with respect to MSLEF.

     The Officer Appointment Committee will have the exclusive authority to appoint or terminate the employment of Executive Officers other than the CEO, the EVP and the CFO, including the authority to create additional Executive Officer positions. The Officer Appointment Committee will be comprised of the Chairman and, if and for so long as the CEO is a director, the CEO. The Officer Appointment Committee will be permitted to exercise its authority only in accordance with the recommendations of the CEO, subject to the unanimous approval of the Officer Appointment Committee. In the event of any disagreement between the Officer Appointment Committee and the CEO with respect to any decision of the Officer Appointment Committee, then the SSCC Bylaws will provide that the Independent Committee (instead of the Officer Appointment Committee) will have the exclusive authority with respect to the subject of such disagreement.

     The SSCC Charter will provide that to the extent and for so long as provided in Article 5, the Compensation Committee, the Audit Committee, the Independent Committee, the Supervisory Committees and the Officer Appointment Committee will each be constituted in accordance with, and will be vested with the powers provided in, Article 5.

     Management Committees. The SSCC Bylaws will establish two management committees which will report to the SSCC Board: the Cost Reduction/Divestiture Committee and the Management Operating Committee.

     Pursuant to the SSCC Bylaws, until the Article 5 Termination Date, the Cost Reduction/Divestiture Committee will have responsibility for the development and implementation, subject to approval by the SSCC Board, of a plan that is designed to achieve asset divestitures by SSCC and the development of a program of cost reductions and other synergies. Pursuant to the SSCC Bylaws, until the
Article 5 Termination Date, the Cost Reduction/Divestiture Committee will be comprised of the Chairman, the CEO, the EVP (who will be chairman of the Committee) and the CFO.

     Pursuant to the SSCC Bylaws, until the Article 5 Termination Date, the Management Operating Committee will be responsible for setting and implementing, subject to approval of the SSCC Board, policies and objectives of SSCC and reviewing performance and the achievement of such policies and objectives. Pursuant to the SSCC Bylaws, until the Article 5 Termination Date, the committee will be comprised of the Chairman, the CEO, the EVP, the CFO and certain other officers as are designated by the CEO, subject to review and approval by the Officer Appointment Committee. There will be no chairman of the Management Operating Committee.

     Officers. The Old JSC Bylaws establish the positions of Chairman of the Board of Directors, President, Secretary, CFO and Treasurer. The JSC Board, in its discretion, may also choose one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Under the Old JSC Bylaws, the officers of JSC are elected by the Appointment Committee of the JSC Board at the first annual meeting held after each annual meeting of stockholders.

     Pursuant to the SSCC Bylaws, the responsibilities of the President under the Old JSC Bylaws are given to the CEO and a new officer position of EVP is established. Pursuant to the SSCC Bylaws, until the Article 5 Termination Date,
(i) the JSC Committee will have the authority to appoint one of the directors to serve as Chairman and a person to serve as EVP, (ii) the Stone Committee will have the authority to appoint a person to serve as CEO, and (iii) the termination of employment of either the CEO or the EVP will be permissible only for Cause as determined by at least 75% of the members of the entire SSCC Board.

     Pursuant to the SSCC Bylaws, until the Article 5 Termination Date, the CEO will be the officer principally responsible for the day-to-day operations of SSCC and will report directly to the SSCC Board. The Chairman and the CEO together will have general supervisory responsibilities with respect to the business affairs and officers of SSCC. The SSCC Bylaws will also provide that the EVP will have the authority of a Vice President of SSCC and, in his or her capacity as chairman of the Cost Reduction/Divestiture Committee, will be the officer principally responsible for the development of SSCC's asset divestiture program and cost reduction program, implementation of the asset divestiture program (subject to the control of the SSCC Board) and, in consultation with the CEO, implementation of the cost reduction program (subject to the control of the SSCC Board). In addition to the normal responsibilities of the EVP, the EVP will also have the operating responsibilities of the CEO (in the absence of the CEO) and such other operating responsibilities as may be determined by the SSCC Board that are not inconsistent with the responsibilities of the CEO as provided in the SSCC Bylaws.

     Pursuant to the SSCC Bylaws, until the Article 5 Termination Date, termination of the employment or any material diminution in the responsibilities of the CFO will require the approval of at least a majority of the members of the entire SSCC Board.

     Notwithstanding anything to the contrary contained in the SSCC Bylaws and notwithstanding the Article 5 Termination Date, the SSCC Bylaws will provide that the term of office of Mr. Stone as CEO will expire upon the date of the first annual meeting of stockholders occurring after February 16, 2001. Pursuant to the Voting Agreement, each of the parties thereto has agreed, so long as Mr. Stone has not been removed as CEO for Cause, to vote in favor of Mr. Stone serving as a director until Mr. Stone reaches the age of 72.

COMPARISON OF RIGHTS OF STONE STOCKHOLDERS CURRENTLY AND FOLLOWING THE MERGER

     The rights of Stone stockholders after the Merger will be substantially the same as they were prior to the Merger, with the following principal exceptions.

     Authorized Capital. The authorized capital of Stone consists of 200,000,000 shares of Stone Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share. The authorized capital of SSCC under the SSCC Charter and certain provisions of the SSCC Charter relating thereto is set forth under "Description of SSCC Capital Stock Following the Merger--Authorized Capital Stock."

     Board of Directors. The Stone Bylaws require the number of directors to consist of not fewer than 10 nor more than 15, with the exact number to be determined by the Stone Board. The Stone Bylaws also provide that no person may be nominated or elected as director if he or she is over the age of 70. The Stone Board currently consists of 12 members.

     A description of the SSCC Charter and SSCC Bylaw provisions governing the number of SSCC directors and the constitution of the SSCC Board is set forth in "-- Comparison of Rights of JSC Stockholders Currently and Following the Merger--Number of Directors" and "--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Composition of the Board/Nomination of Directors."

     Election of Board of Directors. The Stone Charter and Stone Bylaws provide for cumulative voting for the election of directors. Neither the SSCC Charter nor the SSCC Bylaws will provide for cumulative voting for the election of directors.

     Nomination of Directors. The Stone Bylaws provide that nominations of persons for election to the Stone Board may be made at any annual meeting of stockholders (i) by or at the direction of the Stone Board or (ii) by any stockholder who is entitled to vote in the election of directors and who complies with the procedures set forth in the Stone Bylaws.

     A description of SSCC Charter and SSCC Bylaw provisions governing the nomination of directors is set forth in "--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Composition of the Board/Nomination of Directors."

     Removal of Directors. The Stone Bylaws provide that any director may be removed, with or without cause, by the affirmative vote or consent of holders of a majority of the votes represented by all outstanding shares entitled to vote.

     A description of the SSCC Charter and SSCC Bylaw provisions governing removal of SSCC directors is set forth under "--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Removal of Directors."

     Removal of Officers. Under the Stone Bylaws, any officer elected or appointed by the Stone Board may be removed by the Stone Board if, in its judgment, the best interests of Stone would be served.

     A description of the SSCC Charter and SSCC Bylaw provisions governing removal of SSCC officers is set forth under "--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Removal of Officers."

     Filling of Vacancies. The Stone Bylaws provide that any vacancy occurring in the Stone Board and any directorship to be filled by reason of an increase in the number of directors may be filled by a majority of the Stone Board or by the Stone stockholders.

     A description of the SSCC Charter and SSCC Bylaw provisions governing the filling of SSCC Board vacancies is set forth under "--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Filling of Vacancies" and "--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Composition of the Board/Nomination of Directors."

     Stockholder Action by Written Consent. Under the Stone Bylaws, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action taken is signed by holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     The SSCC Charter will provide that stockholder action may not be taken by written consent.

     Special Meetings of Stockholders. The Stone Bylaws provide that special meetings of stockholders may only be called by the Stone Board or the Chairman of the Stone Board.

     A description of the SSCC Charter and SSCC Bylaw provisions governing special meetings of stockholders is set forth under "--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Special Meetings of Stockholders."

     Amendment of Charter. Generally, any amendment of the Stone Charter requires approval by a majority of the Stone Board and the holders of at least a majority of votes represented by all outstanding shares of capital stock entitled to vote thereon. Notwithstanding the foregoing, if a proposed amendment to the Stone Charter would (i) create, authorize or issue any class or series of capital stock ranking, as to payment of dividends or distribution of assets upon liquidation, prior to the Stone Series E
Preferred Stock or (ii) adversely alter or change the powers, preference or special rights of the Stone Series E Preferred Stock, the affirmative vote of holders of at least two-thirds of the outstanding shares of Stone Series
E Preferred Stock, voting separately as a series, is required to approve the amendment. In addition, an amendment to the Stone Charter that would materially alter or change the powers, preference or special rights of Series D Junior Participating Preferred Stock (the "Series D Preferred
Stock"), par value $0.01 per share, so as to affect holders adversely must be approved by the affirmative vote of holders of at least two-thirds of the outstanding shares of the Series D Preferred Stock.

     A description of the SSCC Charter provisions and certain provisions of Delaware law governing amendment of the SSCC Charter are set forth under "--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Amendment of Charter."

     Amendment of Bylaws. The Stone Bylaws may be amended or repealed by (i) the affirmative vote of the holders of 66 2/3% of the votes represented by all outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class, or (ii) the affirmative vote of a majority of the Stone Board. Notwithstanding the foregoing, amendment or repeal of provisions relating to cumulative voting requires the affirmative vote of holders of 80% of the votes represented by all outstanding shares of Stone capital stock entitled to vote generally in the election of directors.

     A description of the SSCC Bylaw provisions governing amendment of the SSCC Bylaws are set forth under "--Comparison of Rights of Current JSC
Stockholders' Currently and Following the Merger--Amendment of Bylaws."

     Preemptive Rights. Holders of Stone Common Stock have no preemptive rights to purchase or subscribe for any stock or other securities.

     A description of rights to purchase securities of SSCC is set forth under "--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Stock Purchase."

     Approval of Certain Actions. The Stone Charter provides that the affirmative vote of holders of 66 2/3% of the votes represented by all outstanding shares of capital stock entitled to vote generally in the election of directors will be required to authorize (i) any merger or consolidation or
(ii) the sale of all or substantially all of the assets of Stone and its subsidiaries taken as a whole.

     Under Delaware Law, SSCC will be permitted to merge, consolidate or sell all or substantially all of its assets with the approval of the holders of a majority of the outstanding capital stock entitled to vote thereon. A description of the SSCC Charter and SSCC Bylaw provisions governing approval of certain actions is set forth under "--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Approval of Certain Actions."

     Board Committees. The Stone Board has designated four committees pursuant to the Stone Bylaws: the Audit Committee, the Finance Committee, the Nominating Committee and the Compensation Committee. Under the Stone Bylaws, the Stone Board has the authority to change the members of any committee, to fill vacancies and to discharge any committee.

     A description of the SSCC Charter and SSCC Bylaws provisions governing SSCC Board Committees is set forth under "--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Board Committees."

     Management Committees. The Stone Charter and Stone Bylaws do not provide for the creation of management committees.

     A description of the SSCC Bylaw provisions governing SSCC Management Committees is set forth under "--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Management Committees."

     Officers. The Stone Bylaws provide for a Chairman of the Board, a President, one or more Vice Presidents, a Secretary and a Treasurer, and such Assistant Secretaries, Assistant Treasurers or other officers as may be elected or appointed by the Stone Board.

     The officers of Stone are elected annually by the Stone Board at the first meeting of the Stone Board held after each annual meeting of stockholders. Pursuant to the Stone Bylaws, the Chairman of the Stone Board (the "Stone Chairman") is the CEO of Stone and supervises and controls the day-to-day operations of Stone. The President of Stone will perform the duties of the Chairman in the event that the Stone Chairman is unable to fulfill his or her duties.

     A description of the SSCC Charter and Bylaw provisions governing SSCC officers is set forth under "--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Officers."

     Consideration of Non-Stockholder Constituencies. The Stone Charter provides that the Stone Board, in determining whether to take or refrain from taking action on any matter, may take into account the interests of creditors, customers, employees and other constituencies of Stone and its subsidiaries, and the effect upon the communities in which Stone conducts business.

     No provision relating to the consideration of non-stockholder rights will be applicable to SSCC.

     Stockholder Rights Plan. Pursuant to the Rights Agreement (the "Rights Agreement") dated as of July 25, 1988, as amended, between Stone and The First Chicago Trust Company of New York, Stone declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Stone Common Stock held of record on August 8, 1988. Each Right entitles its holder to purchase from Stone one one-hundredth of a share of Series D Preferred Stock at an exercise price of $130, subject to adjustment. The Rights will no longer be exercisable after the earlier of (i) the close of business on (x) the date on which the Effective Time occurs or (y) December 31, 1998, (ii) the redemption of the Rights or (iii) the exchange of the Rights for Stone Common Stock.

     Under the Rights Agreement, upon the occurrence of certain triggering events, such as the acquisition by any person or group (an "Acquiring Person") of 15% or more of the outstanding shares of Stone Common Stock, each holder of a Right will be entitled to receive, upon exercise of the Right, the amount of Stone Common Stock having a market value equal to two times the exercise price of the Right.

     If Stone is acquired in a merger or other business combination, or sells 50% or more of its consolidated assets or earning power, each holder of a Right will have the right to receive, upon exercise of the Right, the amount of the acquiring company's common stock having a market value equal to two times the exercise price of the Right.

     Pursuant to the Merger Agreement Stone has amended the Rights Agreement to render it inapplicable to the Merger and the other transactions contemplated by the Merger Agreement.

     JSC has no present intention to adopt a stockholder rights plan, but could do so without stockholder approval at any future time. See "Description of SSCC Capital Stock Following the Merger--Preferred Stock."


             DESCRIPTION OF SSCC CAPITAL STOCK FOLLOWING THE MERGER

     The summary of the terms of the capital stock of JSC (which will be renamed Smurfit-Stone Container Corporation in connection with the Merger) set forth below does not purport to be complete and is qualified by reference to the SSCC Charter and SSCC Bylaws, respectively, which are attached as Annex B and Annex C, respectively.

AUTHORIZED CAPITAL STOCK

     As of the Effective Time, the Old JSC Charter will be amended to, among other things, increase the authorized capital stock to 400,000,000 shares of SSCC Common Stock, par value $.01 per share, and 25,000,000 shares of preferred stock, par value $.01 per share. In connection with the Merger, currently outstanding shares of Stone Series E Preferred Stock will become convertible pursuant to their terms into SSCC Common Stock.

COMMON STOCK

     The holders of SSCC Common Stock will be entitled to receive, from funds legally available for the payment thereof, dividends when, as and if declared by the SSCC Board at any regular or special meeting, subject to any preferential dividend rights granted to the holders of any outstanding shares of preferred stock. In the event of liquidation, each share of SSCC Common Stock will be entitled to share pro rata in any distribution of SSCC's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding shares of preferred stock. Each holder of SSCC Common Stock will be entitled to one vote for each share of SSCC Common Stock held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors.

     Holders of SSCC Common Stock will have no cumulative voting rights or preemptive rights (except as set forth in "--Subscription Agreement" below) to purchase or subscribe for any stock or other securities and there will be no conversion rights or redemption rights or sinking fund provisions with respect to SSCC Common Stock. The outstanding shares of SSCC Common Stock and the shares of SSCC Common Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     As of the JSC Record Date, no shares of preferred stock were issued or outstanding. Under the Old JSC Charter (which provisions will remain in effect following the Effective Time), the board of directors has the authority, without further stockholder approval but subject to certain limitations set forth in the Old JSC Charter, to create one or more series of preferred stock, and to determine the preferences, rights, privileges and restrictions of any such series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Pursuant to this authority, following the Effective Time, the SSCC Board could create and issue a series of preferred stock with rights, privileges or restrictions, and adopt a stockholder rights plan, having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder's beneficially owning or commencing a tender offer for a substantial amount of SSCC Common Stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of SSCC by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of SSCC's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of SSCC without any further action by the stockholders of SSCC. JSC has no present intention to adopt a stockholder rights plan, but could do so without stockholder approval at any future time.

SUBSCRIPTION AGREEMENT

     See "Comparison of Stockholder Rights--Comparison of Rights of JSC Stockholders Currently and Following the Merger--Preemptive Rights."

TRANSFER AGENT AND REGISTRAR

     Chase Mellon Shareholder Services, L.L.C. will be the transfer agent and registrar for the SSCC Common Stock.

LISTING OR QUOTATION OF COMMON STOCK; DELISTING OF STONE COMMON STOCK

     It is a condition to the Merger that the shares of JSC Common Stock issuable in the Merger be approved for quotation on the Nasdaq or approved for listing on the NYSE on or prior to the Closing Date, subject to official notice of issuance. JSC expects to have such shares approved for quotation on the Nasdaq. If the Merger is consummated, Stone Common Stock will cease to be listed on the NYSE.

RECENT DEVELOPMENTS

     On July 23, 1998, SVCPI, a non-consolidated Canadian affiliate of Stone and the owner of the Celgar pulp mill in Castlegar, British Columbia, filed for bankruptcy protection. Stone and its partners, after evaluating SVCPI's losses and cash flows under current market conditions, decided to end their relationship with SVCPI. Stone is not obligated or liable with respect to any indebtedness or other obligations of SVCPI.

     On August 16, 1998, Stone and Four M Corporation, the equity owners of Florida Coast Paper Company, L.L.C. ("FCPC"), which owns a linerboard mill in Jacksonville, Florida, announced the shutdown of FCPC's mill for an indeterminate time due to economic conditions in the industry.

     On September 4, 1998, Stone announced that its Canadian subsidiary, Stone Canada, purchased a 50% partnership interest in MBI, a Canadian corrugated box company, from MacMillan Bloedel Inc. for $185 million (Cdn.). Stone Canada, which already owned 50% of MBI, immediately re-sold the newly-acquired 50% interest to a subsidiary of JSG.

     On September 17, 1998, Stone announced its intention to sell its Snowflake, Arizona newsprint manufacturing operations and related assets to Abitibi-Consolidated for approximately $250 million. Included in the transaction are two newsprint machines and a 38-mile railroad. Stone will retain ownership of a corrugating medium machine located in the same facility. Abitibi-Consolidated will operate the medium machine for Stone, which uses the output to make corrugated boxes.

     On October 27, 1997, Stone announced its intent to, among other things, sell its ownership interest in Stone Container (Canada) Inc. ("Stone Canada") which at that time would have included its 25.2% ownership interest in Abitibi-Consolidated, its 50% interest in MBI and its wholly owned pulp mill located at Portage-du-Fort, Quebec. Stone still intends to sell its interest in the Abitibi-Consolidated shares and possibly other Canadian assets which are not as yet determined. If completed, this transaction would have provided a significant amount of cash to Stone, which would have been used to repay debt. Additionally, Stone intended to sell or monetize certain other of its assets (including any remaining pulp operations) with any proceeds received therefrom to also be applied towards debt reduction. Due to the proposed Merger, Stone is reevaluating the previously announced divestitures. While Stone currently intends to sell or otherwise divest certain non-core assets, the determination of non-core assets to be divested and the timing of any such transactions will be dependent on, among other things, the consummation and effective date of the Merger, discussion with management of JSC, pending planning for integration of divestiture and cost reduction plans for JSC and Stone post-merger, potential refinancing plans related to the Merger and market conditions. Stone currently believes that these sales and/or monetizations may be consummated, subject, among other things, to market conditions and market values for such assets; however, no assurance can be given that such asset sales or monetizations will be completed. Currently, Stone's debt agreements require that proceeds from asset sales be used only for debt reduction.